ETHAN ALLEN
Building for the Next Century

Ethan Allen: Building For The Next Century

Revitalizing an American Icon for Growth

www.EthanAllenGrowth.com

DGB Investment, Inc. | October 12, 2026

LEGAL NOTICE & DISCLAIMER

THE MATERIALS CONTAINED HEREIN (THE "MATERIALS") REPRESENT THE OPINIONS OF DGB INVESTMENT, INC. AND THE OTHER PARTICIPANTS NAMED IN ITS PROXY SOLICITATION (COLLECTIVELY, "DGB" OR "WE") AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO ETHAN ALLEN INTERIORS INC. (THE "COMPANY"). DGB RECOGNIZES THAT THERE MAY BE CONFIDENTIAL INFORMATION IN THE POSSESSION OF THE COMPANY THAT COULD LEAD IT OR OTHERS TO DISAGREE WITH DGB'S CONCLUSIONS. DGB RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE AND DISCLAIMS ANY OBLIGATION TO NOTIFY THE MARKET OR ANY OTHER PARTY OF ANY SUCH CHANGES. DGB DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION OR OPINIONS CONTAINED HEREIN. CERTAIN FINANCIAL PROJECTIONS AND STATEMENTS MADE HEREIN HAVE BEEN DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") OR OTHER REGULATORY AUTHORITIES AND FROM OTHER THIRD PARTY REPORTS. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE COMPANY WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND POTENTIAL IMPACT OF THE OPPORTUNITIES IDENTIFIED BY DGB HEREIN ARE BASED ON ASSUMPTIONS THAT DGB BELIEVES TO BE REASONABLE AS OF THE DATE OF THE MATERIALS, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THE MATERIALS ARE PROVIDED MERELY AS INFORMATION AND ARE NOT INTENDED TO BE, NOR SHOULD THEY BE CONSTRUED AS, AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

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Contents

Our opportunity is clear: unlock Ethan Allen's next century of growth by bringing its craftsmanship heritage to a new generation through distinctive products, inspiring homes, and an effortless customer experience.

I. Executive Summary

An iconic American brand. Extraordinary assets. Two decades of squandered opportunity.

The cost of waiting is rising.

Our nominees are ready to restore growth, relevance and accountability - and build Ethan Allen’s next century.

Ethan Allen has the assets to be a growing American premium-home leader.

We believe two decades of failed strategy and weak Board accountability have left those advantages unrealized. Owners should act now to restore relevance, growth and value. **We are asking owners to elect all five DGB nominees.**

THE CASE FOR CHANGE		
I.	**THE ASSET**	An iconic American brand; ~61% gross margins; North American manufacturing and customization; a national showroom and design network; and substantial financial flexibility. These are advantages competitors would struggle to recreate.
II.	**THE RECORD**	Yet over two decades, Ethan Allen became materially smaller while relevant peers compounded into much larger platforms. **(FY2006-FY2026) REVENUE –46% EBITDA –64% ENTERPRISE VALUE –67% WORKFORCE –48%**
III.	**THE BOARD FAILED ITS OVERSIGHT MANDATE**	This is not one bad cycle. After 38 years under the same leader - including a long-running combined Chairman/CEO role - the Board protected and extended Farooq Kathwari's tenure, lowered performance hurdles and only disclosed a formal succession process during the current contest.
IV.	**THE REMEDY**	Preserve what makes Ethan Allen special. Modernize what has fallen behind. Reenergize product and brand, build one customer ecosystem across digital, stores and designers, and reinvest selectively behind measurable returns.
V.	**THE BOARD TO DELIVER IT**	Our five nominees — led by Doug Bergeron — bring complementary leadership, retail, product, brand, digital, manufacturing, operating and capital-allocation experience to recruit outstanding management, oversee a disciplined transition and demand measurable execution.

We are asking owners to elect all five nominees. A bare majority would change control.
Electing all five would provide the full complement of capabilities, independence and accountability we believe Ethan Allen needs.

THE CHOICE IS NOT CONTINUITY VS. DISRUPTION.
The choice is whether owners act now to restore relevance and growth or extend the system that produced two decades of decline.

Sources: Ethan Allen SEC filings, proxy statements and public disclosures; S&P Capital IQ; DGB Investment analysis. Percent changes are approximate. See supporting pages in this presentation.

Doug Bergeron is investing alongside owners - and brings a rare record of operator-led value creation.



“He is not as much an activist as he is the guy an activist brings in to fix a Company.”

13D Monitor, August 5, 2026

OWNER ALIGNMENT

Built a 5.2% beneficial ownership stake using significant personal capital at the launch of the campaign.

VERIFONE

Led the $50m buyout; as CEO, revenue grew from under $300m to over $2bn and enterprise value exceeded $4bn.

CANTALOUPE

Led a successful proxy contest, became Chairman and helped recruit new leadership; the company was sold for $848m in 2026.

WHY IT MATTERS

Operator, Chairman and capital allocator with firsthand experience leading public-company transformation.

This campaign is led by an owner-operator putting meaningful personal capital behind a case for strategic and governance renewal.

Sources: DGB Investment; 13D Monitor, Aug. 5, 2026; VeriFone and Cantaloupe SEC filings.

More than two decades under the same leadership have left Ethan Allen materially smaller, less profitable and less valuable.

Ethan Allen is now at a critical inflection point — continued inaction risks accelerating operating deleverage and making any eventual recovery more difficult and more costly.

THE RECORD IN NUMBERS

-46%	-64%	-67%	-58%	-48%	1.3%	38
REVENUE FY2006 - FY2026	EBITDA FY2006 - FY2026	ENTERPRISE VALUE FY2006 - FY2026	MARKET CAP FY2006 - FY2026	WORKFORCE FY2006 - FY2026	RETAIL OP. MARGIN FY2026	YEARS TENURE COMBINED CHAIRMAN & CEO

WHY THIS IS A BOARD ISSUE

STRATEGY + EXECUTION — Mr. Kathwari repeatedly promised growth, digital modernization and omnichannel progress; durable results did not follow.

ACCOUNTABILITY — The Board repeatedly extended Mr. Kathwari's tenure and accepted performance standards that moved down with the business.

SUCCESSION — A formal search, search firm and specific transition timetable became public only during the current contest.

Mr. Kathwari is a long-tenured public-company CEO – not Ethan Allen's founder or controlling shareholder

9.0%

reported beneficial ownership

PUT THE 9% IN CONTEXT

64,090 shares (~$816,000) identified personal-capital purchases over the last 20 years

THE GOVERNANCE ISSUE

Leadership failed to deliver. The Board failed to hold the CEO accountable. Owners paid the price.

The Board is elected to represent all owners. After two decades of contraction under the same leadership, **how have the interests of the other 91% been represented?**

Sources: Ethan Allen SEC filings; S&P Capital IQ; DGB Investment analysis; Ethan Allen CEO succession announcement, Sept. 21, 2026. Percent changes are approximate.

Protect the regular dividend by rebuilding the earnings that support it.

The objective is not to choose between growth and income. It is to restore growth so Ethan Allen can reinvest more, pay owners more and create substantially greater long-term value.

THE DIVIDEND NEEDS A STRONGER EARNINGS BASE

Regular dividend payout as a percentage of adjusted diluted EPS



29%
33%
59%
76%
97%
FY2022
FY2023
FY2024
FY2025
FY2026

Metric	FY2022	FY2026	Change
Adjusted diluted EPS	$3.93	$1.61	-59%
Regular dividend / share	$1.15	$1.56	+36%
Regular payout ratio	29%	97%	+68 pts

This is the dividend risk today: the payout has risen as the earnings base beneath it has contracted.

TODAY
Attractive income, but a shrinking earnings base

- FY2026 regular dividend payout reached 97% of adjusted EPS.
- Less earnings means less capacity to reinvest and support future dividend growth.

▼

PROTECT + REBUILD
Maintain the regular dividend while rebuilding growth

- Maintain the regular quarterly dividend and preserve balance-sheet flexibility.
- Invest selectively in customer acquisition, product, digital, stores and talent.
- No blank checks - require milestones, customer response, ROIC and measurable economics.

▼

STRONGER ETHAN ALLEN
A larger earnings base can support both growth and greater owner returns

- Higher earnings and free cash flow can fund reinvestment, dividend growth over time and additional returns of truly excess capital.

We believe standing still is the real dividend risk: a shrinking earnings base ultimately puts both growth and the dividend at risk.

Sources: Ethan Allen Forms 10-K, FY2022-FY2026; Ethan Allen DEFA14A filed Aug. 19, 2026; DGB Investment analysis. Adjusted EPS is Company-reported adjusted diluted EPS. Regular dividend/share equals total dividends paid/share less special dividends paid/share. Regular-dividend payout ratio is calculated using adjusted diluted EPS.

Unrealized value: Ethan Allen owns enviable assets - but this Board has failed to turn those advantages into growth, relevance or value creation.

An iconic American brand, owned North American manufacturing, controlled distribution and real estate, design and customization capabilities, and financial flexibility should be powerful competitive advantages.

WHY THESE ASSETS SHOULD WIN

- **Iconic American brand -** 90+ years of heritage, recognition and American provenance, with a long-standing reputation for quality and craftsmanship.
- **Owned North American manufacturing -** Supports product design, customization, quality, speed and greater control over cost; ~75% of products are made in North America.
- **Controlled distribution + real estate -** A national company-operated Design Center network and owned operating assets provide greater control over the customer experience and footprint decisions.
- **Financial flexibility + strong economics -** 61.2% FY2026 gross margin, approximately $85m of pro forma cash and investments and no long-term debt provide capacity to maintain the regular quarterly dividend while funding disciplined reinvestment behind growth.

141
company-operated Design Centers

11
owned manufacturing facilities

~75%
of products made in North America

~$580m
FY2026 revenue

61.2%
FY2026 gross margin

~$85m
pro forma cash + investments; no long-term debt

Investor takeaway: The Board has failed to convert these enviable assets into sustained growth. The opportunity is to harness them behind a winning strategy for renewed demand, higher productivity and profitable growth.

Sources: Ethan Allen SEC filings, proxy statements and public disclosures; S&P Capital IQ; DGB Investment analysis. Ethan Allen Sept. 24, 2026 shareholder materials. The Company stated that it expects to maintain approximately $85 million of cash and investments following the $3.00 per share special dividend. Ethan Allen reported $187.5 million of cash and investments and no outstanding debt at June 30, 2026.

This is not simply a record of underperformance. It is a long-running credibility and governance problem.

For years, Mr. Kathwari repeatedly told owners what was about to work. When results failed to follow, the initiative or explanation changed. The Board's response was more time - not accountability.

THE PATTERN IS NOW TOO CONSISTENT TO IGNORE

- The promise never changed. For more than a decade, owners heard "positioned for growth," plus explicit $1.0 billion and later $1.5 billion revenue ambitions.
  FY2026 revenue: $579.5 million.
- The growth playbook kept changing. Over time, Ethan Allen pursued omnichannel and digital, the Ethan Allen | Disney product collaboration, reduced discounting, the Member program, marketing resets and new store formats. Each was presented as part of the path to growth.
  None produced sustained growth.
- The explanation changed with the outcome. In August 2026, Mr. Kathwari said Design Centers had been reduced 50% to 7,000-8,000 sq. ft.; weeks later, the Company said 13,700 sq. ft. today versus "over 20,000" in 2006.
  Filed averages: ~15,000 in 2006 and 13,700 today.
- The Board never forced a reckoning. Leadership's contracts were renewed and extended, performance hurdles moved down, substantial compensation continued and roughly 80% of a decade's free cash flow was returned while revenue and operating income contracted.

READ THE RECORD WITH THIS IN MIND

The pages that follow document this pattern in Mr. Kathwari's own words, the Board's own decisions and Ethan Allen's reported results.

The question is not whether every statement was wrong. It is why, after years of repeated misses and reversals, this Board continued to extend deference rather than demand accountability.

THE BURDEN OF PROOF HAS SHIFTED.

The promises kept coming. The explanations kept changing. The CEO did not.

Why should Ethan Allen's owners extend any further deference to Mr. Kathwari and this Board?

Sources: Ethan Allen SEC filings, annual reports, earnings calls and investor materials, 2009-2026; Bloomberg Television interview filed Aug. 7, 2026; Sept. 24, 2026 shareholder letter; FY2006 and FY2026 Forms 10-K; DGB Investment analysis.

Ethan Allen's underlying strengths make its long-term underperformance harder – not easier – to explain.

A company with an iconic brand, extraordinary gross margins, substantial liquidity, and unique, vertically-integrated business model should face a higher expectation for growth and value creation, not a lower one.

WHAT ETHAN ALLEN HAS

Iconic American brand	90+ years of heritage and recognition
61% gross margin profile	Unusual economics for a shrinking retailer
Vertical manufacturing + customization	Capabilities difficult to replicate
National design-center footprint	Physical access to affluent customers
Net cash	Financial capacity to reinvest

WHAT OWNERS HAVE EXPERIENCED

Stagnant / declining revenue	Top line materially below prior peaks
Market-share loss	Peers compounded into much larger platforms
Weak digital reach	Customer acquisition engine trails peers
Declining asset productivity	More assets per dollar of revenue
Rangebound stock / weak TSR	Owners paid the opportunity cost

The cash, margins and brand are not excuses for leaving the Board alone.

They raise the question of why results have not been better.

Sources: Ethan Allen SEC filings, annual reports, earnings calls and investor materials, 2009-2026; FY2006 and FY2026 Forms 10-K; DGB Investment analysis.

The market and relevant peers grew. Ethan Allen shrank.

$ in Millions


WILLIAMS-SONOMA
$1.8B → $7.8B
FY2000 → FY2025
Total Company Revenue
RH
POTTERY BARN
west elm
ARHAUS
ETHAN ALLEN
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
Ethan Allen
RH
Pottery Barn
West Elm
Arhaus

Note: Revenue for Ethan Allen and RH, as reported. Pottery Barn and West Elm (both WSM brands) and Arhaus added when publicly available. 2026 figures for most recent fiscal year end.

Sources: Ethan Allen SEC filings, annual reports, earnings calls and investor materials, 2009-2026; S&P Capital IQ.

Across six horizons and three broad total-return benchmarks, Ethan Allen loses nearly every comparison.

Total shareholder return through August 4, 2026; dividends reinvested.

Benchmark	20-Year	10-Year	5-Year	3-Year	2-Year	1-Year
Ethan Allen	43.6%	27.2%	45.3%	(17.0%)	(12.2%)	(11.8%)
S&P 600	574.2%	187.4%	49.0%	52.9%	40.0%	38.3%
Russell 2000	477.8%	185.0%	46.8%	61.6%	47.8%	39.0%
S&P 500	791.6%	321.4%	89.5%	79.8%	48.4%	23.7%
DJ U.S. Furnishings	174.9%	13.3%	(7.1%)	24.0%	17.1%	0.3%
Peer Group Median	348.7%	170.1%	24.8%	17.1%	5.6%	22.5%
Peer Group Average	783.3%	390.8%	50.6%	44.2%	17.2%	17.4%

33 / 36

comparisons lost

EVEN ETHAN ALLEN'S BEST-LOOKING PERIOD STILL TRAILS EVERY BROAD MARKET BENCHMARK

Its only index "outperformance" is versus the five- and ten-year Dow Jones U.S. Furnishings Index - a narrow industry index dominated by mattresses, flooring, office furniture and components rather than directly comparable premium residential retailers.

Using the company's preferred median, Ethan Allen trails peers in 5/6 periods. Using the average, it trails in all six.

Even the period most favorable to Ethan Allen does not show market outperformance.

Sources: S&P Capital IQ; Ethan Allen FY2026 Form 10-K; DGB Investment analysis. All returns through Aug. 4, 2026. Aug. 4, 2026 is the last trading day before DGB publicly launched its campaign. Peer group averages are arithmetic means of available peers for each period; medians use available peers only.

Peer group consists of Arhaus, Bassett, Havertys, La-Z-Boy, RH, Williams-Sonoma.

Ethan Allen's five-year "bright spot" was almost entirely dividends - the stock itself appreciated just 2.5%.

THE BUSINESS SHRANK WHILE THE STOCK WENT NOWHERE

Statistic	FY2021	FY2026	Change
Net sales	$685M	$579.5M	**(15%)**
GAAP operating income	$77M	$45M	**(42%)**
Diluted EPS	$2.37	$1.56	**(34%)**

HOW +2.5% SHARE-PRICE APPRECIATION BECAME +45.3% TSR



$100
+$2.53
+$31.06
+$11.71
$145.30
$102.53
$133.59
Beginning investment
Share-price performance
Regular dividends + reinvestment
Special dividends + reinvestment
Reported ending value
$23.30 → $23.89 (+2.5%)
+45.3% TSR

WHAT THE FIVE-YEAR "BRIGHT SPOT" REALLY SHOWS

~94%

of the five-year TSR gain came from dividends.

THE STOCK ITSELF BARELY MOVED

$23.30 → $23.89

+2.5% over five years

5 SPECIAL DIVIDENDS • $2.40/SHARE

distributed during the five-year TSR period

STARTING DATE MATTERS

On 6/30/21, the company's fiscal year end, ETD closed at $27.60. By the 8/4/21 five-year start date, it had already fallen 15.6% to $23.30.

Returning cash from a shrinking business is not the same as compounding shareholder value.

Sources: Ethan Allen Forms 10-K for FY2021 and FY2026; S&P Capital IQ Pro; Company dividend disclosures; DGB Investment analysis. Operating metrics are GAAP. FY2021 and FY2026 are the closest fiscal-year ends to the TSR period. TSR and share-price period: 8/4/2021-8/4/2026. Aug. 4, 2026 is the last trading day before DGB publicly launched its campaign. Reported TSR includes reinvested regular and special dividends. The return bridge decomposes ending wealth into price-only performance, regular dividends plus reinvestment, and special dividends plus reinvestment; it does not estimate how Ethan Allen's share price or operating performance would have differed had distributed cash been retained. Five special dividends fell within the period: $0.75 (Aug. 2021), $0.50 (Aug. 2022), $0.50 (Aug. 2023), $0.40 (Aug. 2024) and $0.25 (Aug. 2025), totaling $2.40/share. Share prices: $27.60 on 6/30/2021, $23.30 on 8/4/2021 and $23.89 on 8/4/2026. Percentages may differ slightly due to rounding.

ISS identified many of Ethan Allen’s fundamental challenges in 2015 - more than a decade later, the same issues remain unresolved.



ISS ▶

ISS Special Situations Research
Analysis
November 14, 2015

Ethan Allen (ETH) - Proxy Contest with Sandell

Recommendation: Vote FOR dissident nominees Glickman, Mansouri, and Pilot.

Executive Summary

Sandell Asset Management (5.5%) has nominated six dissident candidates to the 7-member board of directors at Ethan Allen.

In analyzing proxy contests, ISS focuses on two central questions:

1. Have the dissidents made a compelling case that change is warranted?
2. If so, which nominees are most likely to drive that change?

Is Change Warranted?

For the three-year period ending July 14, 2015, the last trading day prior to Sandell's public comments characterizing Ethan Allen as a potential takeover candidate, the company's TSR of 49.1 percent was 17.3 percentage points below the Russell 2000 Index and 77.3 percentage points below the peer median. Extending this analysis through Nov. 9, 2015, the company narrowed the gap with the Russell 2000, though it still underperformed by 11.3 percentage points, but worsened versus peers, to 94.6 percentage points below peer median.

On a five-year basis, Ethan Allen's TSR of 145.7% outperformed the Russell 2000 by 22.6 percentage points; however, underperformance relative to peers was significantly worse, at 140.4 percentage points below peer median, than over the three-year period. Extended through Nov. 9, Ethan Allen's 5-year relative TSR worsened 169.7 percentage points below peer median.

Operating Performance

For all of the dissident's criticism about ancient dead-hand provisions and an imperialist CEO, this seems to be primarily a case of a company faced with the rapidly changing demographic of its primary customer base, as well as technological disruption to the industry's long-established sales channels, and competitors that have adapted more nimbly to both of these factors. Ethan Allen's biggest challenge, and

Special Situations Research delivers comprehensive, independent research on high-profile economic proposals including M&A and proxy contests, and on the implications for shareholders of evolving trends in corporate governance and shareholder rights.

Record Date	Oct. 5, 2015
Meeting Date	Nov. 24, 2015

Contents

Chart Focus

$35
$30
$25
$20
Jan 15
Oct 15
July 9
Press reports of PE Interest
Sept. 2
Debt Issuance Annoucement
July 15
Sandell makes public statements regarding ETH
Source: Bloomberg LP

Contacts
Cristiano Guerra
Phone: +1 301.556.0417
Cristiano Guerra@issgovernance.com
Chris Cernich
Phone: +1 301.556.0625
Chris.Cernich@issgovernance.com
Nelson Seraci
Phone: +32 (2) 566-1128
Nelson.Seraci@issgovernance.com

	ISS - NOVEMBER 2015	MORE THAN A DECADE LATER
REVENUE	ISS said Ethan Allen’s “biggest challenge” was the Company’s “inability to grow its revenue.”	FY2026 revenue was $579.5 million, well below prior peaks and Mr. Kathwari’s own $1 billion-plus aspirations.
CUSTOMER	ISS described a “rapidly changing demographic” in Ethan Allen’s primary customer base.	The 2026 10-K still specifically warns about attracting and retaining “younger or digitally-oriented consumers.”
DIGITAL	ISS cited technological disruption and competitors that had adapted more nimbly. It called the path to $1 billion “blurry at best.”	Ethan Allen remains materially underdeveloped digitally, while Mr. Kathwari now defends keeping direct website sales deliberately small.
BOARD / CEO	ISS cited the Company’s “critical dependence on Mr. Kathwari” and questioned the Board’s ability to provide effective guidance and oversight.	Mr. Kathwari remains Chairman and CEO. A formal CEO search and transition timetable became public only in September 2026, after the current contest and DGB’s independent CEO search were underway.
RETURN ON EQUITY	ISS noted in 2015 that Ethan Allen’s 8.7% ROE had already fallen from a 12.0% FY2012 peak.	FY2026 ROE was 8.6% - essentially unchanged eleven years later.

ISS also described the Board as “reactive, when long-sightedness is called for” and concluded that the dissident had made a compelling case that Board change was warranted.

Sources: Institutional Shareholder Services Inc., “Ethan Allen (ETH) - Proxy Contest with Sandell,” ISS Special Situations Research, Nov. 14, 2015, pp. 2-3, 15-17.

Glass Lewis recognized Ethan Allen's recurring promise-and-delay pattern in 2015 - but still gave management "at least another year" to prove the transformation would deliver.

Glass Lewis ultimately supported all Company nominees. Its analysis nevertheless documented repeated growth initiatives, investor impatience with extended expectations and a deliberate "wait-and-see" decision.

GLASS LEWIS - NOVEMBER 2015	WHAT HAPPENED AFTER GL WAITED
The pattern was already visible. GL traced growth initiatives back to at least January 2013, followed by the "New Eclecticism," a major 2014 repositioning and further changes in 2015.	**The promised FY2017 acceleration did not arrive.** FY2017 sales were $763 million - only ~1% above FY2015 sales of $755 million.
GL explicitly recognized the credibility risk. It said investors may rightly grow impatient when management "constantly extend[s] expectations of improved performance" or fails to deliver the anticipated results.	**The business subsequently became materially smaller.** FY2026 sales were $579.5 million - 23% below FY2015 - and the $1 billion revenue objective was never reached.
The latest transformation was again nearly complete. GL noted that three of four phases were complete and the Company expected the benefits to fully materialize beginning in FY2017.	**Eleven years later, owners are again being asked to wait for the payoff.** Ethan Allen's 2026 proxy materials say the repositioning is "now substantially complete" and point to "long-term, profitable growth."

"While there's a chance of being fooled again..."

Owners should not be asked to restart the clock.

Glass Lewis expressly warned there was "a chance of being fooled again" - yet nevertheless gave the Board and Mr. Kathwari "at least another year" to prove the promised growth would materialize.

Sources: Glass Lewis & Co., LLC, Ethan Allen Contested Proxy, Nov. 24, 2015, pp. 15, 18; Ethan Allen Forms 10-K for FY2015, FY2017 and FY2026; Ethan Allen Sept. 24, 2026 shareholder materials; DGB Investment analysis.

Ethan Allen did not lack the financial capacity to grow - it failed to turn that capacity into growth.

CASH GENERATED

$597m

Cumulative free cash flow

FY2017 – FY2026

CASH RETURNED TO OWNERS

~80%

Percentage returned through dividends and buybacks

WHILE CASH WAS BEING DISTRIBUTED, THE BUSINESS CONTRACTED

REVENUE DECLINE

-27%

FY2017 → FY2026

EARNINGS DECLINE

-50%

FY2017 → FY2026

LACK OF REINVESTMENT

Retail reinvestment lagged while store productivity declined

UNDERDEVELOPED DIGITAL

Digital and e-commerce remained materially underdeveloped

THE CAPITAL ALLOCATION ISSUE

Resources were not the constraint. Ethan Allen generated enough cash to maintain the regular dividend and invest in renewal. The failure was capital allocation: the Board returned roughly 80% of a decade's free cash flow while failing to build the capabilities required for durable growth.

Source: Ethan Allen Forms 10-K, FY2017-FY2026; DGB Investment analysis. Free cash flow defined as cash from operations less capital expenditures.

The status quo is not the conservative choice - it is the riskier path forward.

Ethan Allen's declining sales have already created a vicious cycle of operating deleverage that risks accelerating the Company's deterioration.



Sales Decline
Fixed-Cost Deleverage
Lower Earnings
Cuts to Investment
Stores + Digital Fall Behind
Poor Customer + Employee Experience
SELF-REINFORCING DECLINE

THE RISK IS ALREADY SHOWING UP IN THE NUMBERS

Ethan Allen acknowledged fixed-cost deleveraging from lower sales in every quarter of FY2026.

Note: FY2026 quarter vs. corresponding prior-year quarter.

Q1 FY2026	"SG&A expenses ... were 54.2%, up from 49.3% ... primarily due to fixed cost deleveraging from lower delivered sales ..."
Q2 FY2026	"SG&A expenses ... were 51.9%, up from 48.8% ... primarily due to fixed cost deleveraging from lower delivered sales ..."
Q3 FY2026	"SG&A expenses ... were 54.4%, up from 53.4% ... primarily due to fixed cost deleveraging from lower delivered sales."
Q4 FY2026	"Current year operating margin [was] impacted by higher tariffs and fixed cost deleveraging from lower consolidated net sales."

This is not a hypothetical downside scenario. Lower sales are already reducing operating leverage and earnings power - increasing the risk and eventual cost of continued inaction.

Ethan Allen has acknowledged the same operating-leverage problem in each of the last four quarters. Lower sales are already pressuring margins and earnings power – reducing the capacity to reinvest and increasing the cost of continued inaction.

Sources: Ethan Allen FY2026 Q1, Q2 and Q3 Forms 10-Q; FY2026 Q4 earnings release / Form 10-K.

The problems were known. The strategy failed to produce durable results. The Board lowered the bar instead of changing course.

TEN FINDINGS OF FACT | 1 - 5

01	**ISS identified the core problems in 2015 - and they remain unresolved.**	ISS flagged revenue stagnation, demographic risk, digital disruption, critical dependence on Mr. Kathwari and concerns about Board oversight. More than a decade later, the same core issues remain.
02	**Mr. Kathwari repeatedly identified the right priorities - and repeatedly failed to deliver.**	Digital, customer demographics, store productivity and top-line growth were identified as challenges years ago. Mr. Kathwari repeatedly said Ethan Allen was “positioned for growth”; sustained growth did not follow.
03	**The Board capability mix does not match Ethan Allen’s strategic needs.**	Relative to RH, Arhaus and Williams-Sonoma, Ethan Allen’s Board is materially thinner in premium brands, digital commerce, merchandising / product, customer experience, transformation and capital allocation.
04	**Performance standards fell as the business shrank.**	Annual incentive targets moved from requiring growth to permitting declines, while the CEO’s target annual incentive opportunity increased from 65% to 100% of base salary.
05	**CEO pay remained substantial despite deteriorating outcomes.**	Reported CEO compensation remained roughly $3–4 million annually while revenue and earnings power declined materially; FY2026 still delivered a $531,300 annual incentive despite lower sales and adjusted operating income.

The common thread: the issues were visible, the strategy did not deliver, and the Board did not impose meaningful consequences.

Sources: Ethan Allen filings, proxy statements and earnings-call transcripts; ISS Special Situations Research (Nov. 14, 2015); DGB Investment analysis.

The Board did not merely tolerate the status quo - it repeatedly protected and extended it.

TEN FINDINGS OF FACT | 6 - 10

06	**Mr. Kathwari's tenure was repeatedly protected and extended.**	The Board raised its retirement policy from 75 to 77, continued nominating Mr. Kathwari after he reached 77, entered a new three-year agreement in 2022 and extended it again through June 2027.
07	**Succession and Board authority became CEO-centric rather than independently governed.**	Despite years of stated Board responsibility for succession, a formal CEO search became public only during the current contest. Mr. Kathwari's contract also makes loss of the Chairmanship or a material reduction in authority potential "Good Reason" triggers; the Company disclosed an approximately $8.25 million double-trigger change-in-control termination scenario.
08	**Capital allocation prioritized distributions over renewal.**	Over the last decade, Ethan Allen generated about $597 million of free cash flow and returned roughly 80% through dividends and buybacks while revenue fell 27% and operating income about 49%.
09	**The independent directors have demonstrated little meaningful shareholder alignment.**	Only 7,300 shares are actually owned by the current independent directors; nearly all of their reported beneficial ownership comes from Company-granted options. A 10½-year open-market buying drought ended on the day DGB launched its campaign.
10	**The Board preserved the same leadership and accountability system through sustained value destruction.**	Over two decades, revenue fell about 46%, EBITDA about 64%, enterprise value about 67% and workforce about 48% while relevant peers compounded into much larger platforms - yet the Board preserved the same leadership and accountability system.

Failed strategy. Weak execution. Protected continuity. Owners bore the consequences.

Sources: Ethan Allen filings, proxy statements and earnings-call transcripts; ISS Special Situations Research (Nov. 14, 2015); DGB Investment analysis.

Since the 2015 proxy contest, Ethan Allen has delivered more than $55 million of economic value to Mr. Kathwari, his family and related entities while the business continued to shrink.

2015: THE ASPIRATION

" When we hit $1 billion in sales the opportunity is even greater. "

- Farooq Kathwari, September 19, 2015

$1.0B → **$579.5M**

stated sales aspiration — FY2026 actual

42% BELOW THE $1B ASPIRATION

FY2006–FY2026 | DISCLOSED GROSS ECONOMIC VALUE TO KATHWARI

$83.3M gross, pre-tax, lower-bound measure

$43.9M cash/comp-related • $37.9M option/vesting value • $1.5M other benefits

>$55M **economic value since the 2015 contest**

gross, pre-tax; excludes regular dividends and current equity stake

$37.5M	**+ >$17.8M**	**= >$55.3M**
reported CEO compensation	special-dividend value to Mr. Kathwari, family and related interests	before regular dividends and excluding the value of his remaining equity stake

THE BUSINESS KEPT SHRINKING

FY2016	FY2026
$794M revenue	$579.5M revenue
$89M operating income	$45M operating income

Revenue
-27%
Operating income
-49%

Owners were promised growth. Instead, the Company kept getting smaller while more than $55M of compensation and special-dividend value flowed to Mr. Kathwari and related interests.

A fair-minded investor is entitled to question whose interests this Board has been serving.

Sources: The News-Times, Sept. 19, 2015 (Mr. Kathwari quote); Ethan Allen FY2016 and FY2026 Forms 10-K; Ethan Allen DEF 14A proxy statements FY2016-FY2026; DGB Investment analysis. Reported CEO compensation = FY2016-FY2026 Summary Compensation Table totals. Special-dividend economic benefit reflects amounts attributable to Mr. Kathwari together with family and related entities. Historical estimates use the lower of adjacent annual public dividend-bearing ownership snapshots. For the $3.00 special dividend paid September 17, 2026, the analysis uses a $6.0 million floor consistent with Ethan Allen filings and DGB Investment analysis and calculation that these interests stood to receive more than $6.0 million. Special dividends are pro rata shareholder distributions, not executive compensation or preferential payments. Figures are gross and pre-tax and exclude regular dividends and the value of Mr. Kathwari's remaining equity interests.

Economic value received by Mr. Kathwari, his family and related entities has steadily accumulated while the value of Ethan Allen moved in the opposite direction.

Against Mr. Kathwari's track record, owners are entitled to ask: what exactly was the Board rewarding?

CUMULATIVE ECONOMIC VALUE SINCE THE 2015 PROXY CONTEST ($M)

Reported CEO compensation + special-dividend economic benefit



Reported CEO compensation
Special dividends
$60
$45
$30
$15
$0
$4.5M
$18.4M
$31.3M
$41.1M
>$55.3M
>$17.8M special dividends
$37.5M comp.
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

Excludes regular dividends and the value of Mr. Kathwari's remaining equity stake.

ETHAN ALLEN ENTERPRISE VALUE ($M)

FYE June 30

DOWN 67% SINCE 2006



$1,447M
$744M
$484M
2006
2016
2026

EV DOWN 35% SINCE 2016

More than $55M of compensation and special-dividend value has flowed to Mr. Kathwari and related interests since the last proxy contest while Ethan Allen's enterprise value fell 35% - and is down 67% since 2006. How did the Board allow Mr. Kathwari's economics to become so disconnected from long-term value creation?

Sources: Ethan Allen annual proxy statements and dividend disclosures, including the 2026 Definitive Proxy Statement filed September 24, 2026; S&P Capital IQ; DGB Investment analysis. Reported CEO compensation reflects cumulative Summary Compensation Table compensation for FY2016-FY2026. Special-dividend economic benefit reflects amounts attributable to Mr. Kathwari together with family and related entities. Historical estimates use the lower of adjacent annual public dividend-bearing ownership snapshots. For the $3.00 special dividend paid September 17, 2026, the analysis uses a $6.0 million floor based on Ethan Allen's public ownership disclosures and DGB Investment analysis.

Ethan Allen's Board has repeatedly protected and extended Mr. Kathwari's tenure – and a formal public succession process emerged only after the current proxy contest began.

2013 POLICY

Retirement age = 75

Board policy establishes a director retirement age of 75, subject to waiver / extension.

2014 POLICY

Raised to 77

One year later, the Board raises the stated retirement age from 75 to 77.

2015 PROTECTED

New CEO agreement

During the proxy contest, the Board signs a new Kathwari agreement with Chairman protections and built-in extension mechanics.

2021 EXCEPTION

Mr. Kathwari reaches 77

The Board continues to nominate Mr. Kathwari under the policy's waiver / extension provision.

2022 EXTENDED

New 3-year agreement

The Board enters a new employment agreement with Mr. Kathwari running through June 30, 2025.

2024 EXTENDED

Extended again

The Board adds two more years, extending Mr. Kathwari's employment through June 30, 2027.

2026 REACTIVE

Formal search becomes public

Sept. 10: DGB launches CEO search.
Sept. 11: preliminary proxy discloses no formal search or specific timeline.
Sept. 21: Board announces both.

2027 TRANSITION

CEO + Board exit

Mr. Kathwari to leave the CEO role by June 30, remain non-executive through the 2027 annual meeting, then leave the Board.

THE PATTERN **Retirement policy moved. Contract renewed. Waiver repeated. Employment extended again. Formal public succession came only after DGB launched its own executive search.**

The history matters: owners are now being asked to rely on a future transition promised by the same Board that repeatedly extended Mr. Kathwari's tenure.

Sources: Ethan Allen 2013 and 2014 Proxy Statements; 2015, 2022 and 2024 employment-agreement disclosures; DGB Sept. 10 and Sept. 18, 2026 proxy materials; Ethan Allen Sept. 21, 2026 Form 8-K / succession release.

Five nominees. One complementary Board. Every nominee fills a distinct need.

This is not simply a request for a three-seat majority. A bare majority changes control; all five provide the complete capability set we designed for Ethan Allen's transition.



Doug Bergeron

Former VeriFone CEO & Cantaloupe Chairman



Anna Brockway

Chairish Co-Founder & Former Levi's Head of Global Marketing



Kristine Miller

Former eBay Strategy Chief & Bain Retail Leader



Steve Oblak

Former Wayfair Chief Commercial Officer



Stefanie Tsen Ward

Former Neiman Marcus Integrated Retail Chief

OWNER-OPERATOR LEADERSHIP

CEO judgment, manufacturing oversight, capital allocation and accountability. Lead the Board reset and help recruit outstanding management.

HOME + BRAND RELEVANCE

Home furnishings, digital marketplace and customer insight. Brings a direct perspective on product and experience revitalizing an iconic American brand.

STRATEGY + TRANSFORMATION

Enterprise transformation, governance and organizational change. Help convert strategy into disciplined execution.

COMMERCIAL + DIGITAL GROWTH

P&L, pricing, merchandising, e-commerce, technology, and manufacturer relationships. Brings scaled home/retail operating experience.

LUXURY + INTEGRATED RETAIL

Stores, merchandising, clienteling, customer experience and digital innovation. Brings modern luxury-retail operating depth.

This is not a slate assembled to criticize from the sidelines. It is a slate prepared to govern.

WHY ALL FIVE MATTER

A bare majority changes control. Electing all five changes the Board's capability set.

These capabilities are complementary, not redundant. Electing fewer than all five would leave meaningful gaps in the Board we designed to recruit the next CEO, oversee Ethan Allen's renewal and hold leadership accountable for execution when results do not follow the rhetoric.

Our Aspiration: Transform Ethan Allen from a dated furniture retailer to a relevant lifestyle home brand

The first transformation is customer-facing: give today's premium home furnishings customers compelling reasons to discover, desire, buy from and come back to Ethan Allen.

ETHAN ALLEN TODAY		WHERE WE INTEND TO TAKE ETHAN ALLEN
Customer — Heavy reliance on a mature customer base; today's home shoppers view Ethan Allen as "my parents' (grandparents') furniture brand"	→	Customer — Attracting the next generation of home customers, while retaining the long-standing customer base
Brand — A heritage furniture retailer with high awareness, but low consideration and relevance to today's premium home shoppers	→	Brand — A modern, American home furnishings brand with cultural relevance to today's customers and a sharply differentiated value proposition
Product — Quality furniture items with limited category breadth	→	Product — Distinctive, curated lifestyle assortments for the entire home
Marketing — Lacks differentiated messaging; Underinvesting in brand and marketing spend vs. competition	→	Marketing — Brand and product differentiation reflected in messaging; full funnel marketing capability, with rigorous ROI to guide spend
Digital — An outdated website with limited traffic and engagement (<5% of sales attributed to digital); Cumbersome connection to local store	→	Digital — A digital presence that inspires, captures demand, and converts sales; Seamless connection between online research and in-store design service
Stores — Legacy showrooms with dated experiences and standard, "one-size-fits-all" assortments; limited tech enablement	→	Stores — Productive, inspiring store experiences that bring the brand and lifestyle to life, with assortments localized for regional style preferences
Design/Service — Strong in-store designers that are underleveraged, lacking digital styling and CRM capabilities to drive growth with their local customers	→	Design/Service — Tech-enabled designers that effectively engage new customers, deepen relationships and drive lifetime value

Source: Selected comments from DGB Investment informal consumer research conducted in Winter 2026.

Under our leadership, we believe Ethan Allen can transform into a modern premium home brand built for profitable growth.

OUR STRATEGIC VISION

Unlock Ethan Allen's next century of growth by bringing its craftsmanship heritage to a new generation through distinctive products, inspiring homes, and an effortless customer experience.

WHERE WE WILL FOCUS

CUSTOMER
Design-conscious consumers, with emphasis on emerging and affluent customers, and interior design professionals

CATEGORY
Furniture plus a broader portfolio of complementary premium home categories

GEOGRAPHY
Primarily North America, where brand, manufacturing and stores are strongest

CHANNEL
Omnichannel: digital demand engine seamlessly connected to designers and showrooms

HOW WE WIN

01 Rejuvenate brand and customer growth

02 Transform product and merchandising

03 Revitalize digital and retail experiences

04 Improve operations and technology

KEY ENABLERS

05	TALENT	People, culture and organizational capability
06	CAPITAL ALLOCATION	Growth orientation and investor accountability
07	GOVERNANCE	CEO succession, board relevance, and performance accountability

Every reinvestment should connect directly to a measurable customer outcome and an economic return.

The answer to underinvestment is not indiscriminate spending – it is disciplined investment with owners, KPIs and post-investment accountability.

Investment	What Changes	Customer KPI	Economic Objective	Governance
Brand / acquisition	Creative, media, segmentation	Traffic | CAC | leads	Revenue growth / market share	ROI review
Digital / CRM	UX, visualization, lead capture	Conversion | AOV | LTV/CAC	Higher customer productivity	Attribution
Stores	A/B reinvestment + C actions	Sales/ft^2 | Store margin	Four-wall returns / payback	Portfolio review
Product	Newness, curation, categories	AOV | unit volume | GM%	Mix + demand	SKU economics
Manufacturing	Lead time, flexibility, utilization	Availability | OTIF	Service + operating leverage	Plant economics
Talent / capability	Leadership, analytics, systems	Retention | execution speed	Higher execution quality	Accountable owner

Investment discipline = strategic case + financial case + accountable owner + post-investment review

Note: KPI = key performance indicator; CAC = customer acquisition cost; AOV = average order value; LTV = lifetime value; GM% = gross margin percentage; OTIF = on time, in full.

A credible transformation can rebuild Ethan Allen toward ~$1B of revenue and ~$125M of operating income.

Illustrative ranges center on the Base Case and reflect execution uncertainty - without assuming best-in-class productivity or a housing recovery.

REVENUE BRIDGE | FY2026 – FY2032


$580M
+$115-
$130M
+$95-
$120M
+$75-
$125M
+$80-
$95M
+$10-
$15M
~$950M-
$1.1B+
FY26A
EXISTING STORES
TRADE
E-COM
NEW STORES
WHOLESALE / CONTRACT
FY32E

OPERATING INCOME BRIDGE | FY2026 – FY2032


$45M
+$50-
$65M
+$35-
$45M
+$35-
$60M
+$15-
$25M
+$5-
$10M
$(75)-
$(90)M
~$110-
$160M
FY26A
EXISTING
TRADE
E-COM
NEW STORES
WHOLESALE
REINVEST.
FY32E

CAPITAL GUARDRAILS: Maintain the regular quarterly dividend | preserve balance-sheet flexibility | stage reinvestment against milestones and ROIC

ILLUSTRATIVE BASE CASE

CUSTOMER + BRAND
Acquire the next generation of premium-home customers; improve retention and lifetime value.

PRODUCT + CATEGORY
Sharper assortment, pricing architecture and selective category expansion.

DIGITAL + STORES
More qualified demand, better conversion, stronger designer productivity and store economics.

OPERATIONS + TECH
Lead-time, utilization, data and productivity improvements that support operating leverage.

DISCIPLINED REINVESTMENT **We believe the plan could be achievable in a roughly flat category environment - a housing recovery should be upside.**

Source: Company filings; DGB Investment analysis. Illustrative public-data ranges subject to validation with internal data and the new management team. Dividend decisions are subject to directors' fiduciary duties under applicable law.

Our Plan: Ethan Allen's renewal begins on Day 1.

A single interim CEO will run the business while a highly engaged Board stabilizes the organization, validates the key assumptions and economics underlying the strategic direction and completes the CEO search with full access to the Company.

1 | TRANSITION LEADERSHIP	2 | BOARD-LED STRATEGIC RESET + OVERSIGHT	3 | PERMANENT CEO SEARCH
▪ Invite Mr. Kathwari to serve as *Chairman Emeritus* and special advisor during transition, subject to his acceptance ▪ Appoint an experienced interim CEO immediately, with clear authority and accountability for day-to-day operations ▪ Ensure continuity across all business functions ▪ Embrace strong existing leaders and institutional knowledge while assessing where capabilities need to be strengthened ▪ **One CEO runs the Company. One Board holds that CEO accountable.**	▪ Validate strategy, capital and accountability – management executes ▪ All five directors will serve on a temporary Strategy & Transformation Committee and engage intensively with the interim CEO and management ▪ Begin the transformation immediately - establish the facts, set priorities and move quickly on the highest-confidence actions ▪ Challenge the status quo across customer, brand, product, digital, stores, manufacturing, technology, talent and capital allocation ▪ Set clear owners, KPIs, milestones and consequences - and demand results	▪ All directors will participate directly in selecting Ethan Allen's next permanent CEO ▪ Continue a rigorous internal and external search, but do not lock in the decision before the new Board has full access to the Company ▪ First understand the people, economics, capabilities and weaknesses the next CEO will inherit - then define the mandate that leader must execute ▪ Hire the CEO best equipped to deliver the transformation Ethan Allen actually needs

WHY THE PERMANENT DECISION SHOULD FOLLOW INSIDE DILIGENCE

We believe the right CEO decision should follow, not precede, a full understanding of the business. The new Board should first gain access to the Company's people, data and economics, define the mandate, and then select the leader to execute it.

CHANGE BEGINS ON DAY 1. THE PERMANENT CEO DECISION SHOULD FOLLOW THE FACTS, NOT PRECEDE THEM.

Source: DGB Investment. Proposed transition framework subject to Board approval following the annual meeting.

Our Plan: The first 100 days will establish the facts, make the choices and mobilize disciplined execution.

Urgency without recklessness: protect continuity while testing key assumptions, economics and capability gaps.

DAYS 1–30
Stabilize + establish the facts

- Refresh Board leadership and advance CEO succession
- Listen across employees, designers, customers, suppliers and investors
- Baseline customer, product, digital, store, manufacturing and capital economics

DAYS 31–60
Validate + choose

- Set target customer, brand, product, channel, store and manufacturing choices
- Assess leadership and capability gaps
- Decide what to build, recruit, partner or buy

DAYS 61–100
Commit + mobilize

- Approve the three-year direction and initial reinvestment plan
- Assign accountable owners, KPIs and milestones
- Launch high-confidence pilots and initial talent actions

AFTER 100
Execute + report

- Regular strategy and capital-allocation reviews
- Transparent dashboard and milestone reporting
- Management accountable for delivery

Facts first. Choices second. Disciplined execution immediately thereafter.

Our value-creation plan requires capabilities the current Board has not demonstrated.

The relevant question is whether the incumbent Board has the specific capabilities required to oversee Ethan Allen's next chapter.

Capability ETD needs	Why it matters	Current Board gap	Slate capability
Modern retail / omnichannel	Customer journey is digital + physical	× Limited scaled modern retail / omnichannel operating experience	✓ Integrated retail, service-led luxury, digital + stores experience
Brand / customer acquisition	Relevance, traffic and demand need renewal	× Limited evidence of full-funnel brand / customer-acquisition oversight	✓ Brand, CRM, customer-growth and demand-building operators
Product / merchandising	Product desire and assortment must lead growth	× Limited current premium / lifestyle merchandising experience	✓ Product, assortment and customer-insight experience
Digital / data / AI	Digital is the front door, not a support tool	× Limited scaled digital-commerce, customer-data and AI oversight	✓ Digital modernization, AI and analytics capability
Stores / designer productivity	Design Centers must become more productive	× Limited modern store-productivity and customer-experience operating depth	✓ Store operations and designer / customer-experience expertise
Manufacturing / supply chain advantage	Vertical model should become a customer-facing advantage	× Limited operating oversight of underutilized manufacturing / supply-chain assets	✓ Operations, manufacturing and supply-chain perspective
Capital allocation / ROIC	Protecting the regular dividend while funding high-return reinvestment requires rigor	× Limited evidence of reinvestment / ROIC discipline as the business contracted	✓ Investor, ROIC and investment-governance discipline
CEO succession / transformation oversight	Long-tenured leadership transition is central	× Dual Chair / CEO, long tenure and succession plan that only became public during the contest	✓ CEO / operator judgment, incentives and transition governance

INVESTOR TAKEAWAY

The issue is not whether the incumbent directors have accomplished careers. It is whether this Board has the specific retail, customer, product, digital, manufacturing, capital-allocation and succession capabilities required to execute the value-creation plan.
We believe it does not.

Source: Company filings; public biographies; DGB Investment analysis. "Current board gap" assessment reflects DGB's judgment based on public biographies and Ethan Allen's skills matrix.

The choice is not continuity versus disruption. It is whether owners extend the system that produced the current failing record or mandate disciplined renewal.

Even if Mr. Kathwari leaves on the timetable the Board now promises, the same directors would choose his successor — and have said that successor should “build on and accelerate” the existing platform and current initiatives. Our nominees are seeking a clear mandate for change.

OWNER’S CHOICE	INCUMBENT BOARD	REFRESHED BOARD
STRATEGY + MANDATE	**Years of ineffective strategy.** The Board now says the next CEO should “build on and accelerate” the existing platform and current initiatives.	**Mandate for change.** Set a renewed growth agenda from the facts: restore customer growth, modernize product, digital and stores, and rebuild earnings power.
CEO SELECTION	**Same directors control the search.** They approved Mr. Kathwari's 2022 agreement and 2024 extension, lowered performance thresholds, and have backgrounds that do not address the capabilities Ethan Allen most urgently needs.	**Independent search.** Led by directors with operating, retail, customer, digital, manufacturing and transformation experience.
EXECUTION	**Weak execution.** Digital, stores, customer acquisition and retail profitability fell behind while Mr. Kathwari repeatedly said Ethan Allen was positioned for growth.	**Execution capability.** Give the new CEO room to lead with the operating talent, focused plan and disciplined reinvestment needed to deliver.
OVERSIGHT + ACCOUNTABILITY	**Poor oversight.** Repeated growth misses, falling performance hurdles and years of continuity produced little meaningful consequence.	**Measurable accountability.** Set clear objectives, accountable owners, milestones and consequences - and hold the CEO and itself accountable for delivery.
TRANSITION RISK	**Failing framework.** Portrays continuity as the safer path despite two decades of contraction, four quarters of operating deleveraging and a 1.3% FY2026 retail operating margin.	**Proven leaders.** A new team that will protect critical talent and institutional knowledge while changing the oversight and accountability system.

THIS VOTE WILL DETERMINE WHICH BOARD OVERSEES THE CEO TRANSITION. VOTE FOR CHANGE NOW.

Sources: Ethan Allen 2022 Employment Agreement; July 2024 amendment; Sept. 21 and Sept. 24, 2026 Company succession / proxy materials; DGB Investment analysis.

Vote the WHITE card for the change Ethan Allen needs.

Protect your investment. Renew an American icon.

Vote the WHITE universal proxy card FOR ALL FIVE of our highly qualified nominees

Five nominees. One complementary Board built for Ethan Allen's next chapter.

Together, Doug Bergeron, Anna Brockway, Kris Miller, Steve Oblak and Stefanie Tsen Ward bring complementary experience across home furnishings, modern retail, brand, digital, merchandising, manufacturing, growth, capital allocation and transformation.

For questions about how to vote your shares, please contact:
Okapi Partners
+1.877.285.5990

Restore growth

Renew accountability

Build the next century

II. The Ethan Allen Opportunity

Ethan Allen possesses a rare collection of assets that can support renewed growth.

Ethan Allen has the assets of a winner and the record of a company in retreat.

Few companies have Ethan Allen's advantages. Few have produced such weak long-term results despite them.

90+
YEARS
Authentic American heritage
Brand recognition and provenance that cannot be manufactured overnight

~75% MADE IN NORTH AMERICA
Owned manufacturing platform
A difficult-to-recreate asset - but its utilization record raises a question

66% → 50% utilization | FY2016 → FY2019
Current rate undisclosed; FY2026: "no manufacturing capacity constraints."

141
DESIGN CENTERS
National physical network
Existing access to affluent customers and a platform for service-led selling

DESIGN → MAKE
→ DELIVER
Vertically integrated control
A differentiated ability to customize product and manage the customer experience end-to-end

61.2%
FY2026 GROSS MARGIN
Strong underlying economics
Exceptional gross-margin structure provides capacity to reinvest when capital is well deployed

No Long-term Debt
FINANCIAL FLEXIBILITY
Balance-sheet capacity
Financial flexibility provides room to invest behind attractive growth opportunities

Why is now a perfect moment to unleash this undervalued American brand?

Made in North America
With approximately 75% of its products manufactured in North America, Ethan Allen is unusually well positioned to benefit from renewed interest in locally made, high-quality goods.

Covetable Heritage
In a world of fast furniture and disposable design, Ethan Allen's history and American roots are increasingly scarce assets — and increasingly difficult for competitors to replicate.

Craft + Control
Owned manufacturing and long-standing craftsmanship provide control over quality, customization and reliability that many competitors cannot readily reproduce.

Building a Lifestyle
The best home brands sell more than furniture; they sell a point of view. Ethan Allen can extend its heritage into a broader, modern American home proposition.

Sources: Ethan Allen Forms 10-K, FY2016-FY2019 and FY2026. Manufacturing utilization was 66% in FY2016 and 50% in FY2019; current utilization is not disclosed. FY2026 Design Center count reflects company-operated locations.

Ethan Allen competes in a large, fragmented premium category with resilient affluent demand.

The opportunity does not require heroic category growth – it requires better execution and share capture.

~$100B

U.S. premium home-furnishings market cited by Arhaus

~$27B

U.S. residential interior-design services market

~185,000 designers

→ Ethan Allen now discloses that its Trade Design Program represents less than 5% of consolidated sales

55%

Affluent respondents considering furniture purchase in next 3 months

61%

Respondents who still prefer a physical furniture / home-goods store

WHAT THIS SAYS ABOUT THE CATEGORY

- Highly fragmented: no dominant winner owns the market.
- Affluent purchase intent remains materially healthier than the overall population.
- Furniture remains store-led, but digital is the front door: Ethan Allen has said ~70% of Design Center visitors first visited digitally.
- Industry unit volumes remain below 2019 levels – normalization would be upside, not the base case.

IMPLICATION FOR ETHAN ALLEN

Share, mix and conversion should drive the next leg of growth.

- Ethan Allen already owns the brand, stores, manufacturing and customization assets needed to compete
- Winning share requires strong digital discovery that gets Ethan Allen into the consideration set – and a compelling physical experience that converts it.
- Trade/B2B represents an underdeveloped, higher-frequency growth channel: Williams-Sonoma sees a path to $2B of B2B revenue, while Arhaus and RH identify professional design as an important source of growth.

Sources: Arhaus Investor Presentation (Feb. 2026); Williams-Sonoma Investor Presentation (Mar. 2026); KeyBanc 1Q26 Consumer Survey (Apr. 2026); KeyBanc Hardlines/Broadlines 2026 Outlook (Jan. 2026); Mordor Intelligence, U.S. Furniture Market (2025–2030); Ethan Allen Sep. 24, 2026 shareholder materials.

Mr. Kathwari's new-store revenue target sits at the bottom of public peer store productivity - underscoring the size of the opportunity.

The Company now expects each new Company-operated Design Center to generate only $3-$4 million of annual revenue at maturity - roughly in line with today's store productivity and below every relevant public furniture benchmark.

ARHAUS | TARGET SHOWROOM ECONOMICS		ETHAN ALLEN | CURRENT / DISCLOSED TARGET	
>$10M Year-3 target net revenue	**>32%** Target contribution margin pre-D&A	**$3-4M** New Design Center revenue target at maturity	**~$3.6M** FY2026 retail revenue per average Company store
$4-6M Company-funded capex traditional showroom	**<2 yrs** Target cash payback from opening	**1.3%** FY2026 retail operating margin	**141** Company-operated Design Centers at FY2026 year-end

WHAT THE NEW DISCLOSURE SAYS

At maturity, the Company's own target for a new location is not a step-change from its current industry-low store productivity.
Note: See Section III for full public peer benchmark.

THE STRATEGIC IMPLICATION

The issue is not simply opening more locations. It is increasing the productivity and four-wall economics of the existing network.

Productive showrooms can be powerful economic engines. Ethan Allen needs to set a materially higher productivity ambition - then earn the right to deploy more store capital.

The bigger opportunity is to improve productivity across 141 existing Company-operated Design Centers – not merely add more stores at today's low economics.

Sources: Arhaus Investor Presentation (Feb. 2026); Ethan Allen management commentary and Company filings.

Designer-assisted selling can materially increase ticket and repeat purchasing - making Ethan Allen's existing designer network a potentially powerful growth asset that is currently being underutilized.

4x

AOV

Arhaus says design-supported orders generate roughly 4x average order value.

40% repeat rate

~⅓

WRITTEN SALES

Havertys says designer-assisted sales account for roughly one-third of written sales.

Tickets materially above overall average

~$27bn

U.S. DESIGN SERVICES

Arhaus cites a large, affluent U.S. interior-design services market.

~185k designers • ~4.2% 5-year CAGR

The implication for Ethan Allen

Digital should bring more qualified customers to designers - not compete with them.

DIGITAL DISCOVERY → DESIGNER CONSULTATION → HIGHER CONVERSION + TICKET → REPEAT + TRADE RELATIONSHIPS

Opportunity: Ethan Allen already has a national design-services infrastructure. Better customer acquisition, digital tools and designer productivity could turn that existing capability into a larger economic engine.

Sources: Arhaus Investor Presentation (Feb. 2026); Havertys Investor Presentation (4Q25); Williams-Sonoma Investor Presentation (Mar. 2026); KeyBanc 1Q26 Consumer Survey (Apr. 2026).

Across customers, employees and industry participants, the message is remarkably consistent: the brand remains respected — but relevance and execution have fallen behind.

The opportunity is not to abandon Ethan Allen's heritage. It is to make that heritage relevant again.

WHAT ETHAN ALLEN STILL OWNS
Craftsmanship
Heritage
Quality

WHERE THE OPPORTUNITY LIES
Contemporary relevance • Visibility • Digital acquisition • Localized showrooms • Systems + culture

CUSTOMER
"It feels old but timeless... I don't see much marketing or ads, so I forget about them."

Quality is respected; awareness and contemporary relevance are the recurring gap.

EMPLOYEE
"Talented colleagues and a respected brand, but outdated systems and limited growth opportunities."

Pride in the brand coexists with concerns about systems, staffing and organizational renewal.

INDUSTRY PARTICIPANT
"Amazing brand, but stuck in its ways... Owned manufacturing can be a huge advantage with the right team."

External operators see meaningful value in the asset base — and a clear need to activate it differently.

Preserve the craftsmanship and heritage. Modernize the brand, customer journey, showrooms and operating culture.

Source: Glassdoor, informal consumer research and industry interviews conducted by DGB Investment.

III. The Cost of the Status Quo

Years of underinvestment and insufficient accountability have eroded growth, relevance and returns to owners.

The market and relevant peers grew. Ethan Allen shrank.

$ in Millions

- Ethan Allen's revenue has declined over two decades, even as the premium home furnishings category and key peers have compounded into multi-billion-dollar platforms
- Peers grew by investing in brand, digital, and stores:
  - RH: double-digit growth driven by luxury branding and elevated experience
  - Arhaus: growth through expanded product offering, targeted marketing, and larger store footprint
  - Williams-Sonoma: omnichannel sales and high-performing sub-brands like West Elm have sustained momentum
- Ethan Allen lost share in a growing category – a result of underinvestment and strategic choices, not a structural cap on growth
- Our plan is designed to participate in the same growth vectors peers have already proven



WILLIAMS-SONOMA
$1.8B → $7.8B
FY2000 → FY2025
Total Company Revenue
RH
POTTERY BARN
west elm
ARHAUS
ETHAN ALLEN
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
Ethan Allen
RH
Pottery Barn
West Elm
Arhaus

Sources: Ethan Allen, Williams-Sonoma, RH and Arhaus SEC filings; DGB Investment analysis.
Note: Revenue for Ethan Allen and RH, as reported. Pottery Barn and West Elm (both WSM brands) and Arhaus added when publicly available. 2026 figures for most recent fiscal year end.

Mr. Kathwari dismisses scale as “bigness” - while competitors have built businesses several times Ethan Allen’s size.

($ in Billions)

“They’re all trying to be big for the sake of bigness. I say, no, we’re going to be good for what we do.”
- Farooq Kathwari, Barron’s, July 9, 2026

Scale for scale’s sake is not the objective. But growth, relevance and value creation are.

Ethan Allen’s revenue has declined while competitors have built much larger, differentiated businesses. Perigold, a luxury brand launched in 2017, is already approaching Ethan Allen’s scale.



$3.4
RH
$3.0
POTTERY BARN
$2.8
Crate&Barrel
$1.9
west elm
$1.4
ARHAUS
$0.8
HAVERTYS
$0.6
Room&Board
$0.6
ETHAN ALLEN
$0.4
PERIGOLD

Sources: Latest available annual revenue; fiscal year-ends differ. Crate & Barrel and Room & Board are estimates; Perigold reflects a management-disclosed annual sales run-rate. Company filings and earnings materials; Otto Group; Home News Now; Barron’s, July 2026.

Ethan Allen is underperforming virtually every relevant peer — across revenue, current demand and forward expectations.

LATEST QUARTER REVENUE GROWTH



Ethan Allen
-8.5%
La-Z-Boy
-3.0%
Bassett
-0.7%
RH
2.6%
Williams-Sonoma
6.7%
Arhaus
7.4%
Havertys
7.7%

CURRENT DEMAND / FORWARD INDICATORS

Company	Period	Latest indicator
Ethan Allen	FQ4 FY26	Retail written orders –10.8%; wholesale –11.9%
La-Z-Boy	FQ1 FY27	Retail written sales +16%; delivered sales +10%
RH	FQ2 FY26	FY26 revenue growth guidance +5.5%–7.0%
Bassett	FQ2 FY26	E-commerce written sales +40%
Williams-Sonoma	Q2 FY26	Comp brand revenue +6.2%; FY outlook raised
Arhaus	Q2 2026	Comparable written sales +12.5%
Havertys	Q2 2026	Comparable written sales +12.3%

REVENUE CAGR | FY2019 – Latest Completed Fiscal Year



18.6%
4.7%
4.6%
-3.6%
Arhaus
Williams-Sonoma
RH
Ethan Allen

Peers monetized brand and digital to compound.
→ Ethan Allen's decline is an execution gap, not a structural given.

Peers compounded growth over time and are still outperforming today. Ethan Allen's results cannot be explained by industry conditions alone.

Sources: Company SEC filings, quarterly earnings releases/calls and investor materials; DGB Investment analysis. Revenue CAGR calculated from each company's FY2019 revenue through its latest completed fiscal year: Ethan Allen FY2026 (June 30, 2026), RH FY2025 (January 31, 2026), Williams-Sonoma FY2025 (February 1, 2026) and Arhaus FY2025 (December 31, 2025). Fiscal year-ends differ and figures have not been calendarized. Arhaus FY2019 revenue based on Company historical disclosure.

Twenty years under the same leadership have left Ethan Allen a dramatically smaller company.

(Fiscal year revenue, $ in millions)



$1,000
$800
$600
$400
$200
$0
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
($1.066B)
($579.5M)

Ethan Allen's exceptional gross margins have not prevented gross profit dollars from declining by approximately one-third.

(Fiscal year gross profit, $ in millions)



$500
$400
$300
$200
$100
$0
70%
50%
30%
10%
(10%)
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
Gross Profit (Left Axis)
Gross Margin (Right Axis)

Ethan Allen's earnings power has deteriorated even faster than its revenue.

(Fiscal year operating income, $ in millions)



$160
$140
$120
$100
$80
$60
$40
$20
$0
($20)
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
($147M)
($45M)

-46%	Revenue decline since FY2006
-34%	Gross profit decline since FY2006
-69%	Operating Income decline since FY2006

Source: Ethan Allen Forms 10-K, FY2006-FY2026.

The deterioration is not merely historical - Ethan Allen's retail business is now barely profitable.

(Fiscal year retail operating income, $ in millions)



$24.7
$19.8
$6.7
2024
4.6% Margin
2025
3.8% Margin
2026
1.3% Margin

-2.3% **FY2026 decline in sales**

-6.1% **Decline in written orders**

-66.3% **Decline in retail operating income**

-4.8% **Reduction in headcount**

1.3% **FY2026 Retail Operating Margin**

A 1.3% retail operating margin is not an acceptable outcome for Ethan Allen's premium brand, footprint, and 61% consolidated gross margin profile.

Source: Ethan Allen FY2026 Form 10-K. Retail segment net sales declined 2.3% in FY2026; retail written orders declined 6.1%; retail operating income declined from $19.8 million in FY2025 to $6.7 million in FY2026, or 66.3%; retail operating margin declined from 3.8% to 1.3%; retail headcount declined 4.8%. Percentages calculated from Company-reported figures where applicable.

Ethan Allen's owned-retail business has deteriorated over 20 years despite an essentially unchanged store count.

Every fiscal year from FY2006 through FY2026 tells the same story: roughly the same number of Company-operated stores now generates materially less revenue, profit and store productivity.



Company Retail Sales ($M)
$691M
-26%
$511M
$700
$600
$500
$400
06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26



Retail Operating Income ($M)
-66%
$19.7M
$6.7M
100.0
50.0
0.0
(50.0)
(100.0)
06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26



Company-operated Stores
+2 stores
139
141
155
145
135
06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26



Revenue per Average Store ($M)
$5.22M
-31%
$3.61M
$5.50
$4.50
$3.50
$2.50
06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26

The Company-operated retail base is roughly the same size as it was 20 years ago, yet it generates materially less revenue, far less profit and meaningfully lower productivity.

Sources: Ethan Allen annual filings; DGB Investment analysis. Revenue/store uses the simple average of beginning- and end-of-year Company-operated store counts; FY2005 ending count was 126.

In just seven weeks, Mr. Kathwari has given owners materially different accounts of Ethan Allen's store downsizing - including claims contradicted by the Company's own filings.

The contemporaneous filings show the full Company-operated base averaged ~15,000 square feet in 2006 and 13,700 in 2026 - an 8.7% decline, not the dramatic transformation Mr. Kathwari now claims.

Average Square Feet per Company-operated Retail Unit



only -8.7%
vs. the 2006
10K baseline
16,000
14,000
12,000
10,000
8,000
2006 10K
~15,000 sq. ft.
2026 10K
13,700 sq. ft.
06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26

THE NUMBERS CHANGE WITH THE TELLING

AUG. 7, 2026 – FAROOQ KATHWARI / BLOOMBERG

"reduced the size of our Design Centers by 50% ... to an average of 7 or 8,000 ft."

Filed by Ethan Allen as proxy soliciting material.

SEPT. 24, 2026 - SHAREHOLDER LETTER

"... from over 20,000 square feet in 2006 to 13,700 square feet today."

Filed by Ethan Allen as proxy soliciting material.

WHAT THE FILED NUMBERS ACTUALLY SAY

2006 10-K: average Company / retail IDC size ~15,000 sq. ft.
2026 10-K: full 141-store Company base averages 13,700 sq. ft.

Filed by Ethan Allen.

Mr. Kathwari's numbers change with the argument: Today's "average" moved from 7-8k sq. ft. in August to 13.7k seven weeks later, while the 2006 baseline grew from the Company's filed ~15k to "over 20k."

That is not a rounding difference - it is a credibility problem.

Sources: Ethan Allen 2006 and 2026 Forms 10-K; Ethan Allen Aug. 7, 2026 DEFA14A (Bloomberg interview transcript); Ethan Allen Sept. 24, 2026 shareholder materials; DGB Investment analysis.

Smaller showrooms have not produced higher store productivity.

After two decades of store acquisitions, openings, closures, relocations and format changes, Ethan Allen has neither expanded its company-operated network nor produced greater productivity – and only one-quarter of its Design Centers are new or relocated within the last decade.


Retail Revenue per Company Store
($ in Millions)
$5.0
$4.4
$3.6
-27% decline
2006
2016
2026


Retail Revenue per Retail Square Foot
($ in '000s)
$0.331
$0.274
$0.265
-20% decline
2006
2016
2026

THE STORE BASE IN NUMBERS

139 → 141

COMPANY-OPERATED DESIGN CENTERS

FY2006 10K → FY2026 10K

15,000 → 13,700

AVERAGE DESIGN CENTER SIZE (SQ. FT.)

FY2006 10K → FY2026 10K

Only 25%

DESIGN CENTERS NEW OR RELOCATED WITHIN THE PAST 10 YEARS

(Source: FY2026 10K)

Smaller stores were supposed to be more productive. They aren't.

Sources: Ethan Allen Forms 10-K, FY2006-FY2026; DGB Investment analysis. Revenue/store uses average Company-operated stores; retail sales/sq. ft. uses Company-reported retail sales and retail square footage.

Ethan Allen generates less revenue per company-operated store than every relevant public furniture benchmark.

(Revenue per store, $ in millions)


$43.2
$16.6
$16.0
$12.9
$5.9
$4.1
$3.8
$3.6
RH
Pottery Barn
West Elm
Arhaus
Havertys
La-Z-Boy
Bassett Furniture
Ethan Allen

Note: Ethan Allen's FY2026 compensation peer group includes RH and Arhaus.

If RH and Arhaus are comparable enough to benchmark executive pay, they are comparable enough to benchmark Ethan Allen's operating performance.

Source: Most recent Forms 10-K for ETD, HVT, ARHS, RH, LZB, BSET and WSM; DGB Investment analysis. Revenue per company-operated location is calculated using the most recent reported company, segment or brand revenue divided by corresponding company-operated locations.

Ethan Allen has cut its workforce dramatically without creating a durable growth or earnings engine.

FY2016 to FY2026:

- Revenue declined 27%
- Operating income declined 49%
- Employees declined 41%



5,200
5,200
5,200
4,700
3,369
4,188
4,239
3,748
3,404
3,211
3,062
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

Ethan Allen has consistently reinvested less in its retail footprint than the assets are depreciating.

Ethan Allen invests an average of 70¢ of retail capital expenditures for every $1.00 of depreciation and amortization



$10.7
$9.1
$8.2
$5.8
$8.3
$6.4
$5.3
$7.1
$5.4
$4.9
$6.6
$11.8
$9.1
$12.1
$12.0
$9.8
$9.7
$9.5
$9.3
$9.6
$9.3
$8.7
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
Retail Capex
Retail D&A

Ethan Allen's retail asset productivity has fallen to its lowest level in more than a decade.

-28%

Retail asset productivity decline

Retail Revenue / Average Retail Segment Assets



1.84x
1.83x
1.84x
1.91x
1.34x
1.38x
1.67x
1.62x
1.36x
1.33x
1.33x
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

The retail business now requires more assets to generate less revenue: retail sales declined ~18% while average retail segment assets increased ~13% since FY2016.

Ethan Allen is generating materially lower returns from its asset base than it did a decade ago.

-41%

Decline in adjusted pre-tax return on average assets

Pre-Tax Return on Average Assets



14.9%
9.9%
8.9%
10.1%
2.2%
14.5%
22.4%
22.0%
13.5%
10.6%
8.8%
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

More assets. Less earnings. Lower returns.

Source: Ethan Allen Forms 10-K, FY2016-FY2026; DGB Investment analysis. Retail capex and depreciation and amortization as reported by segment.

Adjusted pre-tax return on average assets calculated as S&P Capital IQ adjusted EBT divided by average beginning- and end-of-year total assets, excluding operating lease right-of-use assets to improve comparability across periods before and after adoption of ASC 842.

As Ethan Allen shrank, capital allocation increasingly favored distributions and cash accumulation over rebuilding the growth engine.


Cumulative Cash Uses ($ in Millions)
Last 5 Years
(FY22 – FY26)
$241
$11
$53
$59
≈$364M
~ 69%
to dividends
+ buybacks
Last 10 Years
(FY17 – FY26)
$403
$69
$117
$135
≈$723M
~ 65%
to dividends
+ buybacks
Dividends
Share Buybacks
Net Cash Build
Capex & Property Acquisitions

The issue is not simply that Ethan Allen spent less - the Company prioritized distributions and liquidity while revenue, productivity and competitive investment deteriorated.

Source: Ethan Allen Company filings; S&P Capital IQ; DGB Investment analysis. Five-year period reflects FY2022-FY2026; ten-year period reflects FY2017-FY2026. Fiscal years ended June 30.

Relative to peers, Ethan Allen has materially underinvested in the capabilities required to acquire customers and sustain growth.

	CUSTOMER ACQUISITION		REINVESTMENT	ORGANIZATIONAL CAPACITY
	Advertising / revenue	Advertising / store	5-year cumulative Capex / D&A	5-year headcount change
ETHAN ALLEN	2.9%	$0.13M	75%	-28%
PEER AVERAGE	5.1%	$0.76M	170%	+22%
	43% below peer average	83% below peer average	56% below peer average	50 percentage-point gap

Peers invested more consistently behind customer acquisition, reinvestment and organizational capacity. Ethan Allen maintained a materially lower investment profile while the business shrank.

FY2026 shows that spending alone is not enough: advertising spend increased, yet sales and written orders still declined. Ethan Allen needs both appropriate investment and much stronger execution.

Sources: Company filings; S&P Capital IQ; DGB Investment analysis. Peer group consists of La-Z-Boy (LZB), Williams-Sonoma (WSM), Havertys (HVT), Bassett (BSET), Arhaus (ARHS) and RH. Advertising/revenue and advertising/store figures reflect each company's average over its three most recently completed fiscal years; peer averages are equal-weighted and use available comparable data from this six-company set for each metric. Five-year Capex/D&A and headcount measures use comparable five-year periods. Figures are directional given differences in business mix, fiscal year-ends and disclosure. FY2026 Ethan Allen advertising increased to $19.5 million, or 3.4% of sales, while consolidated sales declined 5.7% and retail written orders declined 6.1%.

Since the 2015 proxy contest, the Board has repeatedly pulled cash out of a shrinking business - declaring 10 special dividends while the growth engine deteriorated.

~$196M

approximate company-wide special dividends paid or declared since 2018

>$17.8M

special-dividend value to Mr. Kathwari, family and related entities

$7.71/share

cumulative special dividends declared since the last contest

2019 precedent:

Ethan Allen borrowed $16M under its revolver to help fund the $1.00 special dividend

SPECIAL DIVIDENDS PER SHARE BY YEAR



$3
$2
$1
$0
~$8M
$0.31
~$27M
$1.00
~$38M
$1.50
~$13M
$0.50
~$13M
$0.50
~$10M
$0.40
~$6M
$0.25
$3.25
2026
$3.25/share
~$82M
company-wide
2018
2019
2020
2021
2022
2023
2024
2025
2026

Ten special dividends are not evidence of successful capital allocation when the business underneath them keeps shrinking. The Board repeatedly chose to distribute capital rather than build the capabilities required to restore growth.

Sources: Ethan Allen press releases and SEC filings relating to special dividends; Ethan Allen FY2018-FY2026 annual reports; Ethan Allen Form 10-Q for quarter ended Mar. 31, 2019; DGB Investment analysis. The Company declared two special dividends in both 2021 and 2026. Company-wide annual amounts are approximate, calculated from special-dividend-per-share amounts using contemporaneous shares outstanding and/or Company-disclosed aggregate amounts, and are intended as magnitude estimates rather than exact settlement totals. Special dividends are pro rata shareholder distributions, not executive compensation or preferential payments. The >$17.8M figure reflects the estimated broad economic benefit to Mr. Kathwari together with family and related entities.

As earnings deteriorated, Ethan Allen's regular dividend consumed nearly all adjusted EPS – before the Board declared another $3.00 special dividend after the proxy contest began.

ADJUSTED EPS VS. DIVIDENDS PAID PER SHARE

Dollars per share



Adjusted EPS
Regular dividend
Special dividend
$4
$3
$2
$1
$3.93
42%
$4.03
45%
$2.49
75%
$2.04
89%
$1.61
112%

	FY2022	FY2023	FY2024	FY2025	FY2026
Regular payout	29%	33%	59%	76%	97%
Special dividend / share	$0.50	$0.50	$0.40	$0.25	$0.25
Total payout	**42%**	**45%**	**75%**	**89%**	**112%**

FY2026 PERSPECTIVE

97% Regular dividend payout ratio

112% Including the $0.25 special dividend paid in FY2026

THEN, AFTER FISCAL YEAR-END...

$3.00 **per share special dividend**

Declared Aug. 19, 2026 - equal to ~186% of FY2026 adjusted diluted EPS by itself.

FY2022 → FY2026

+36%
Increase in regular dividend per share
$1.15 → $1.56

-59%
Decrease in adjusted diluted EPS
$3.93 → $1.61

Returning capital is not the issue. The question is whether increasing distributions as earnings power eroded was the right priority for a business in need of renewal.

Source: Ethan Allen Forms 10-K, FY2022-FY2026; Ethan Allen DEFA14A filed Aug. 19, 2026. Adjusted EPS represents Company-reported adjusted diluted EPS. Regular dividend/share equals total dividends paid/share less special dividends paid/share. Payout ratios are calculated using adjusted diluted EPS. The $3.00 special dividend was declared after FY2026 and is not included in the FY2026 payout ratios shown above

While Ethan Allen's leadership is paying special dividends, competitors such as RH, Williams-Sonoma (Rejuvenation), Wayfair (Perigold), and Arhaus are investing aggressively to capture traditional / classic luxury – the customer and aesthetic Ethan Allen should be positioned to own.

RH Estates Example

RH ESTATES SIGNAL	WHAT RH SAYS / GUIDES
Addressable market	**>60%** of luxury homes across North America have traditional or classic architecture
Size of opportunity	Potential to **double** the RH brand's total addressable market
Pricing	Current average price point is **45% higher** than RH's existing assortment
Q3 2026 outlook	RH attributes **+2.0 pts** of expected revenue growth to RH Estates
Q4 2026 outlook	RH attributes **+8.0 pts** of expected revenue growth to RH Estates
Scale-up	Planned for the main floor of Galleries representing **~80%** of RH business; RH expects Estates to reach **50% of its offering** within five years

SEPTEMBER 18, 2026

WORLD'S FIRST FREESTANDING RH ESTATES GALLERY OPENS IN GREENWICH, CT

Nearly 20,000 sq. ft. dedicated to RH Estates - a traditional / classic concept "reimagined through a contemporary lens."

RH is not merely talking about this category. It is investing behind it in Ethan Allen's home state.

The risk is not that traditional / classic furniture is obsolete. A leading luxury peer is investing behind it as a major growth platform - while Ethan Allen has failed to translate its existing heritage into sustained growth. We believe this reflects a failure of execution under Mr. Kathwari and Board oversight - not a failure of the category.

Sources: RH Q2 2026 Shareholder Letter and earnings call, Sept. 10, 2026; Greenwich Time, Sept. 11, 2026. RH estimates >60% of North American luxury homes are traditional/classic; RH Estates could double TAM, carries ~45% higher average pricing and contributes ~2 pts/~8 pts to Q3/Q4 growth outlook. Company estimates/forward-looking statements.

As Ethan Allen's business contracted, nearly $1 billion of enterprise value disappeared.



Enterprise Value
($ in Millions)
$1,447
$744
$484
2006
2016
2026

-67%

$963M of lost enterprise value

Mr. Kathwari, as Chairman, and the rest of the Board have presided over years of value destruction and deterioration across nearly every meaningful operating metric, while relevant peers grew.

The record cannot credibly be blamed on the industry.

It reflects failed strategy, weak execution and inadequate Board oversight.

Source: Ethan Allen Forms 10-K for FY2006, FY2016 and FY2026; S&P Capital IQ; DGB Investment analysis. Enterprise value shown at fiscal year end.

The market increasingly values Ethan Allen as a shrinking cash-generative business rather than a company capable of sustained growth.


Ethan Allen EV/EBITDA
14x
12x
10x
8x
6x
4x
2x
0x
Premium Furniture Peer Average Range
A re-rating requires operational improvement.
2010
2014
2018
2022
2026

Source: S&P Capital IQ; DGB Investment analysis. Ethan Allen EV/LTM EBITDA shown at fiscal year-end. Premium furniture peer range reflects historical median EV/LTM EBITDA multiples for Arhaus, RH and Williams-Sonoma.

As Ethan Allen shrank, shareholder value and public-market relevance deteriorated with it.


Market Capitalization
($ in Millions)
$1,418
$742
$590
2006
2016
2026

-58%	Decline in market capitalization FY2006 → FY2026
REMOVED	From the S&P SmallCap 600 in 2026
2019	Last stand-alone investor presentation identified No subsequent presentation in the Company archive
7 → 2	Sell-side research analyst coverage FY2016 → FY2026 (Current: WSM: 20 | RH: 20 | ARHS: 15)

Source: Ethan Allen Forms 10-K for FY2006, FY2016 and FY2026; S&P Capital IQ; Company investor-relations materials; DGB Investment analysis.

By Ethan Allen's own TSR-related filings, shareholders have suffered substantial relative underperformance.

Start with the Company's own disclosures. No DGB-selected peer set. No disputed methodology.

THE COMPANY'S OWN 10-K AND COMPENSATION DISCLOSURES ESTABLISH THE POINT BEFORE DGB SELECTS A SINGLE PEER.

THE COMPANY'S OWN FY2026 10-K

Value of $100 invested five years earlier


$200
$150
$100
$50
$0
$80.94
$94.15
$174.51
Ethan Allen
DJ U.S. Furnishings
S&P 500

Ethan Allen was the weakest performer of the three.

THE COMPANY'S OWN COMPENSATION FRAMEWORK

<25th percentile — Ethan Allen's three-year TSR rank under the Board's own framework

0% payout — on the TSR component of the Company's performance awards

THE COMPANY-DISCLOSED 'FURNISHINGS' INDEX IS NOT A DIRECT OPERATING PEER GROUP

Its constituents are dominated by mattresses/bedding, flooring, office furniture and components - not premium residential furniture retailers.

By Ethan Allen's own measures, the underperformance is already established.

Sources: Ethan Allen FY2026 Form 10-K; Ethan Allen 2026 proxy / compensation disclosures; Dow Jones U.S. Furnishings constituent data; DGB Investment analysis.

Across six horizons and three broad total-return benchmarks, Ethan Allen loses nearly every comparison.

Total shareholder return through August 4, 2026; dividends reinvested.

Benchmark	20-Year	10-Year	5-Year	3-Year	2-Year	1-Year
Ethan Allen	**43.6%**	**27.2%**	**45.3%**	**(17.0%)**	**(12.2%)**	**(11.8%)**
S&P 600	574.2%	187.4%	49.0%	52.9%	40.0%	38.3%
Russell 2000	477.8%	185.0%	46.8%	61.6%	47.8%	39.0%
S&P 500	791.6%	321.4%	89.5%	79.8%	48.4%	23.7%
DJ U.S. Furnishings	174.9%	13.3%	(7.1%)	24.0%	17.1%	0.3%
Peer Group Median	348.7%	170.1%	24.8%	17.1%	5.6%	22.5%
Peer Group Average	783.3%	390.8%	50.6%	44.2%	17.2%	17.4%

33 / 36

comparisons lost

EVEN ETHAN ALLEN'S BEST-LOOKING PERIOD STILL TRAILS EVERY BROAD MARKET BENCHMARK

Its only "outperformance" is versus the five- and ten-year Dow Jones U.S. Furnishings Index - a narrow industry index dominated by mattresses, flooring, office furniture and components rather than directly comparable premium residential retailers.

Using the company's preferred median, Ethan Allen trails peers in 5/6 periods. Using the average, it trails in all six.

Even the period most favorable to Ethan Allen does not show market outperformance.

Source: S&P Capital IQ; Ethan Allen FY2026 Form 10-K; DGB Investment analysis. All returns through Aug. 4, 2026. Aug. 4, 2026 is the last trading day before DGB publicly launched its campaign. Peer group averages are arithmetic means of available peers for each period; medians use available peers only.
Peer group consists of Arhaus, Bassett, Havertys, La-Z-Boy, RH, Williams-Sonoma.

Across the fuller peer set, Ethan Allen trails the peer median in 5 of 6 periods - and the peer average in all 6.

Total shareholder return through August 4, 2026; dividends reinvested.

Peer	20-Year	10-Year	5-Year	3-Year	2-Year	1-Year
Arhaus	NA	NA	NA	(25.4%)	(36.4%)	(3.7%)
Bassett	194.0%	24.8%	24.8%	33.3%	72.0%	32.8%
Havertys	355.0%	170.1%	11.4%	0.9%	8.2%	43.8%
La-Z-Boy	342.5%	67.9%	39.3%	33.8%	3.0%	19.1%
RH	NA	569.0%	(72.2%)	(52.1%)	(26.9%)	(13.2%)
Williams-Sonoma	2241.9%	1122.3%	249.5%	274.6%	83.3%	25.9%
Ethan Allen	**43.6%**	**27.2%**	**45.3%**	**(17.0%)**	**(12.2%)**	**(11.8%)**
Peer Group Median	**348.7%**	**170.1%**	**24.8%**	**17.1%**	**5.6%**	**22.5%**
Peer Group Average	**783.3%**	**390.8%**	**50.6%**	**44.2%**	**17.2%**	**17.4%**
Peer Group Median (ex-WSM)	**342.5%**	**119.0%**	**18.1%**	**17.1%**	**5.6%**	**25.9%**
Peer Group Average (ex-WSM)	**297.2%**	**208.0%**	**0.8%**	**(1.9%)**	**4.0%**	**15.8%**

The Company is recycling its 2015 defense.

→ 2015: “Outliers skew peer average.”

→ 2026: Arithmetic averages are “heavily influenced by a small number of extreme performers.”

Eleven years later, Ethan Allen is again debating the benchmark rather than explaining the performance gap.

Use the Company’s preferred median: Ethan Allen trails in five of six periods. Use the average: it trails in all six.

Sources: S&P Capital IQ; Ethan Allen Annual Shareholders Meeting Presentation, Nov. 24, 2015; Ethan Allen Sept. 24, 2026 shareholder letter; DGB Investment analysis. Peer averages are arithmetic means of available peers for each period; medians use available peers only. Total shareholder returns are through Aug. 4, 2026 and include reinvested dividends. Aug. 4, 2026 is the last trading day before DGB publicly launched its campaign. Operating context for certain peers: From FY2019 through FY2025, RH revenue grew ~30% and RH Gallery count increased ~9%; Arhaus revenue grew ~179%, adjusted EBITDA ~190% and showroom count ~53%. Williams-Sonoma is a relevant operating comparable: Pottery Barn and West Elm represented approximately 62% of WSM FY2025 revenue (~77% including Pottery Barn Kids & Teen); Williams Sonoma Home and Rejuvenation are not separately disclosed. Additional sources: RH, Arhaus and Williams-Sonoma SEC filings and investor materials.

Peer selection should not move with the result: RH is back despite a wider size gap, while Williams-Sonoma remains excluded.

RH's re-entry also has a convenient mathematical effect on the Company's five-year peer comparison.

RH: IN -> OUT -> BACK IN

FY2020		FY2021		FY2026
IN	→	OUT	→	BACK IN

The Company said its FY2021 peer refresh was intended to improve, among other things, comparability in size, consumer innovation and technology.

THE SIZE GAP WIDENED

Revenue	Earlier	Latest	Change
RH	$2.85B	$3.44B	+21%
ETD	$590M	$579.5M	-2%

ADDING RH LOWERS THE FIVE-YEAR PEER TSR RESULT

5-year direct peers	Average	Median
Without RH	25.2%	24.8%
With RH	0.8%	18.1%

WILLIAMS-SONOMA STAYS OUT

WSM is much larger than Ethan Allen. That may explain why it is not a compensation peer. It does not make WSM irrelevant as an operating benchmark.

- 10-year TSR: +1,122.3%; 5-year TSR: +249.5%
- Built a powerful omnichannel customer-acquisition engine
- Invested behind brand, digital, trade/B2B and store productivity
- Compounded while Ethan Allen's revenue base shrank

THE POINT OF BENCHMARKING IS NOT TO FIND A COMPANY IDENTICAL TO ETHAN ALLEN

It is to understand what more successful companies are doing differently. If RH is comparable enough to benchmark pay and TSR, it is comparable enough to benchmark operating performance.

We cannot speak to the Company’s reasoning. We can show the math: RH's recent re-entry materially lowers the average and median. The Company can do the same math. The timing is notable.

Sources: Ethan Allen 2020 proxy; Ethan Allen Sept. 24, 2026 shareholder letter; RH and Ethan Allen filings; S&P Capital IQ Pro; DGB Investment analysis. RH latest revenue is fiscal 2025 (year ended Jan. 31, 2026).

Decades of dividends have not compensated owners for the opportunity cost of owning a shrinking business.

TSR gives Ethan Allen full credit for every regular and special dividend. Even after that credit, shareholders materially lagged the broader market.



3500%
3000%
2500%
2000%
1500%
1000%
500%
0%
1993
1996
1999
2002
2005
2008
2011
2014
2017
2020
2023
2026
3,186%
2,032%
879%
Ethan Allen
S&P 500
Russell 2000

WHAT THE COMPANY EMPHASIZES

$768M

cash dividends since IPO

WHAT TSR ALREADY INCLUDES

Dividends

The dividends paid during the measurement period are not missing from the analysis. They are already in the red line.

THE RESULT

Even with every dividend reinvested, Ethan Allen still materially underperformed both broad-market benchmarks.

The dividends are not missing from the analysis. They are already in the red line.

Note: The Company's $768 million cumulative-dividend figure is as cited in its Sept. 24, 2026 shareholder letter and includes dividends paid after Aug. 4, 2026. The total-return chart is measured through Aug. 4, 2026 and therefore reflects all dividends paid through that date, with reinvestment, but excludes subsequent distributions. The use of Aug. 4 avoids incorporating campaign-related market movements and dividends paid after DGB's Aug. 5 public launch.

Sources: S&P Capital IQ; Ethan Allen Sept. 24, 2026 shareholder letter; DGB Investment analysis.

Dividends are what turned a decade of operating deterioration and a 31% share-price decline into positive reported TSR.

THE BUSINESS SHRANK - AND THE MARKET PAID LESS FOR IT

Statistic	FY2016	FY2026	Change
Net sales	$794M	$579.5M	(27%)
GAAP operating income	$89M	$45M	(49%)
GAAP diluted EPS	$2.00	$1.56	(22%)
EV / LTM EBITDA	9.0x	5.7x	(37%)

HOW A 31% SHARE-PRICE DECLINE BECAME +27% TSR



$100
($31.17)
$68.83
$107.31
+$38.48
+$19.89
$127.20
Beginning investment
Share-price performance
Regular dividends + reinvestment
Special dividends + reinvestment
Reported ending value
$34.71 → $23.89
(31.2%)
+27.2% TSR

WHAT THE DIVIDEND DEFENSE DOES NOT ANSWER

A cash dividend can mechanically reduce share price. TSR gives owners full credit for the cash received.

WHAT DIVIDENDS CANNOT EXPLAIN

A smaller, less profitable business and a materially lower operating valuation.

8 SPECIAL DIVIDENDS • $4.46/SHARE DISTRIBUTED
during the 10-year TSR period

THE CAPITAL ALLOCATION QUESTION

Returning excess cash can be sensible. The harder question is why the Board and CEO failed to create attractive opportunities to reinvest more of that capital behind growth.

Returning cash from a shrinking business is not the same as compounding shareholder value.

Sources: Ethan Allen Forms 10-K for FY2016 and FY2026; S&P Capital IQ; Company dividend disclosures; DGB Investment analysis. Operating metrics are GAAP unless noted. EV/LTM EBITDA measured 6/30/2016 and 6/30/2026 using the same Capital IQ methodology. TSR and share-price period: 8/4/2016-8/4/2026. Aug. 4, 2026 is the last trading day before DGB publicly launched its campaign. Reported TSR includes reinvested regular and special dividends. The return bridge decomposes ending wealth into price-only performance, regular dividends plus reinvestment, and special dividends plus reinvestment; it does not estimate how Ethan Allen's share price or operating performance would have differed had distributed cash been retained. Percentages may differ slightly due to rounding.

Four independent directors. Three start dates. Zero wins versus either benchmark.

Every independent director has overseen ETD underperform both small-cap benchmarks since joining.


250%
200%
150%
100%
50%
0%
231.0%
218.5%
67.8%
30.7%
39.2%
39.3%
23.8%
49.0%
57.1%
Stacom
10/1/2015
Sable / Tsai
11/30/2021
Casar
1/25/2022
ETD
S&P 600 Total Return
Russell 2000 Total Return

THE BOARD CHANGED.
THE OUTCOME DID NOT.

Different directors joined at different times.

ETD trailed both benchmarks in every tenure.

WHAT REMAINED CONSTANT?

The same CEO.
The same strategic direction.
The same underperformance.

The Board refreshed its membership.

It did not change the trajectory.

Source: S&P Capital IQ. Total returns include reinvested dividends and are measured from each director's start date through Aug. 4, 2026. Sable and Tsai share the same start date. Aug. 4, 2026 is the last trading day before DGB publicly launched its campaign.

IV. A Pattern of Failed Execution and Weak Accountability

This is not a case of problems Mr. Kathwari failed to see.

It is a case of problems he repeatedly acknowledged, promised to fix and failed to solve - without meaningful Board consequence.

The central question is not whether Ethan Allen knew what was wrong. The question is why the Board imposed so few consequences.

Section III showed the cost of the status quo. Section IV examines the leadership and governance record that allowed it to persist.

THE PROBLEMS WERE KNOWN

Digital, customer demographics, store productivity and growth were identified as challenges years ago.

❯

THE PROMISES KEPT REPEATING

Mr. Kathwari repeatedly said Ethan Allen was "well positioned," ready for growth and capable of materially higher sales.

❯

EXECUTION DID NOT DELIVER

Revenue contracted, digital remained underdeveloped, customer acquisition lagged and retail profitability weakened.

❯

THE BOARD PRESERVED CONTINUITY

Performance hurdles fell, pay remained substantial, Mr. Kathwari's tenure was extended and leadership renewal was repeatedly deferred.

Mr. Kathwari failed to deliver. The Board failed to impose meaningful consequences.

The pages that follow document that pattern - from repeated growth assurances and digital promises to declining performance hurdles, continued pay and protected tenure.

Sources: Ethan Allen filings, proxy statements, earnings-call transcripts and investor materials; ISS Special Situations Research (Nov. 14, 2015); DGB Investment analysis.

By the end of the 2015 contest, the Board was on unmistakable notice - it then spent the next decade renewing, extending and defending the same leadership.

A shareholder proxy contest put the Board on notice. Leading governance research says boards should act quickly when performance declines. Ethan Allen's Board did the opposite.

THE BOARD WAS ON NOTICE

2015 PROXY CONTEST

A shareholder challenge put Ethan Allen's strategy, performance and governance directly before the Board and investors.

ISS

"reactive, when long-sightedness is called for"

ISS concluded Board change was warranted

Glass Lewis

"serious concerns for shareholders"

Glass Lewis identified prolonged underperformance but chose a 'wait-and-see' approach

The issue was not hidden from the directors.

WHAT LEADING GOVERNANCE RESEARCH SAYS

SPENCER STUART

"The longer boards take to act when company performance declines, the harder it is for businesses to improve - and many never do."

Based on 1,850+ public-company CEO transitions.

McKINSEY & COMPANY

By year 3, an underperforming CEO is roughly 2x as likely to depart as an outperforming CEO.

WHAT ETHAN ALLEN'S BOARD DID

2015	PROTECTED	During the proxy contest, the Board entered a new Mr. Kathwari agreement with Chairman protections and extension mechanics.
2022	RENEWED	The Board entered a new three-year employment agreement running through June 30, 2025.
2024	EXTENDED	The Board added two more years, extending Mr. Kathwari's employment through June 30, 2027.
2026	REACTIVE	A formal CEO succession process was publicly announced only after the current proxy contest was underway.

The Board had the warning, the authority and more than a decade to act. Its choices - not a lack of information - are the governance failure.

Sources: Institutional Shareholder Services Inc., "Ethan Allen (ETH) - Proxy Contest with Sandell," Nov. 14, 2015, pp. 2-3, 15-17; Glass Lewis & Co., Ethan Allen Contested Proxy, Nov. 24, 2015; Ethan Allen 2015, 2022 and 2024 employment-agreement disclosures; Ethan Allen Sept. 21, 2026 Form 8-K / succession release; Spencer Stuart, "When Performance Declines: The Case for Acting Fast on CEO Intervention"; McKinsey & Co., "How new CEOs can boost their odds of success," May 20, 2016; DGB Investment analysis.

Mr. Kathwari identified today's core challenges as early as 2008-2012 - and kept identifying them thereafter.

FIRST IDENTIFIED	CHALLENGE	WHAT MR. KATHWARI / THE COMPANY SAID / DID	2026 OUTCOME / SAME ISSUE
2008	**Digital**	"We have spent the last two years developing a new website." The Company expected web technology plus designer service to provide a "unique competitive advantage."	Website sales remain deliberately small. The 2026 10-K still flags digital execution and changing online behavior as material risks.
2010	**Customer / demographics**	Age 46+ had risen to 68% of customers from 59% in 2007. Mr. Kathwari said the challenge was to "expand our reach" and target customers "35 and up."	The 2026 10-K still warns that failure to keep pace digitally could impair Ethan Allen's ability to attract younger or digitally-oriented consumers.
2010	**Store productivity**	"Manhattan. We used to have three and now we have one. This one, at end of the day, has got to do more than the three."	Design centers are materially smaller and fewer. In FY2026, Mr. Kathwari still said Ethan Allen needs "increased traffic" and "more people coming in."
2011-12	**Growth / top line**	2011: a $6 million incremental retail investment was expected to "provide an opportunity to grow our business." 2012: "We've got everything in place… But end of the day, we need more sales."	FY2026 net sales were $579.5 million - materially below the $1.0+ billion level achieved in FY2006 and later targeted by Mr. Kathwari.

The issue is not an absence of activity. It is an absence of sustained results and accountability.

Sources: Ethan Allen FQ4 2008, FQ4 2010, FQ4 2011, FQ4 2012 and FQ4 2026 earnings calls; Ethan Allen FY2026 Form 10-K, filed Sept. 3, 2026.

Ethan Allen has repeatedly announced major product reinventions - but repeated assortment resets have not produced durable growth.

YEAR	WHAT THE COMPANY TOLD OWNERS	REVENUE
2005	"During the last three years, we have again 're-invented' Ethan Allen." The Company added that it believed the Company was "well positioned to grow." Ethan Allen press release / SEC filing, Mar. 30, 2005	**$949M** ↓
2015	After changing roughly 70% of its products, Ethan Allen said its "rapid repositioning allows us increased opportunity to accelerate growth and enhance long-term shareholder value." 2015 proxy-contest materials	**$755M** ↓
2019	"We have completed a major transformation of our product offerings, having refreshed over 70% of our entire product line over the past three years." FY2019 Form 10-K	**$747M** ↓
2024	"We seek to constantly reinvent our projection and product offerings through a broad selection of products… reflecting current fashion trends in home furnishing." FY2024 Form 10-K	**$646M** ↓
2026	"The Company has nearly doubled its product assortment over the past five years," driven by category expansion and expanded customization. Sept. 24, 2026 shareholder letter	**$580M**

New products are not the issue.
The test is whether product development creates incremental demand, category productivity and durable revenue growth.

Sources: Ethan Allen SEC filings and public materials dated Mar. 30, 2005; 2015 proxy-contest materials; FY2019 and FY2024 Forms 10-K; Sept. 24, 2026 shareholder letter; Company Forms 10-K for revenue.

Mr. Kathwari repeatedly declared Ethan Allen repositioned and ready for growth - 2012 through 2018.

2012 "We're positioned well. We remain cautiously optimistic... We've got everything in place. We have great designers. We've got good product... But end of the day, we need more sales."
FQ4 2012 call, Jul. 26, 2012

2013 "Now I believe that we are positioned to grow... we have strengthened our retail network, we have increased our communications. We have repositioned our manufacturing and logistics. We have added a lot of technologies..."

Shareholder call, Jun. 6, 2013

2014 Annual Meeting presentation: "RE POSITIONED FOR GROWTH" - after major changes in products, North American manufacturing, the retail network and technology.
Annual Meeting, Nov. 18, 2014

2015 **2015 PROXY CONTEST**
"INTEGRATED VERTICAL MODEL, POSITIONED TO GROW"
Ethan Allen said its "rapid repositioning" created an opportunity to "accelerate growth and enhance long-term shareholder value" and that beginning in FY2017 it would be "well positioned to begin an accelerated growth phase, towards sales of $1 billion."

Ethan Allen Definitive Additional Proxy Materials / Investor Presentation, filed Nov. 4, 2015, pp. 2, 8-10; Ethan Allen Definitive Additional Proxy Materials, filed Oct. 20, 2015.

2016 "It is clear that many of the initiatives we have implemented over the past couple of years are having a meaningful impact on the growth of our business and enhancing shareholder returns." The letter closed: "We look forward to an exciting fiscal 2017."

FY2016 Annual Report, p. 3 | FY2017 sales subsequently declined 3.9%

2017 "It is clear that the initiatives we have implemented over the past couple of years have positioned us for growth and enhanced shareholder returns."

FY2017 Annual Report, p. 3 | FY2018 sales grew ~0.4%; operating income declined

2018 "Our strategic focus continues to center on creating an omnichannel experience that 'wows' the customer, and we are well positioned to grow our sales and earnings for FY 2019."

FY2018 Annual Report, p. 3 | FY2019 sales subsequently declined 2.6%

Formal Company communications did not merely discuss initiatives - they repeatedly told owners those initiatives had positioned Ethan Allen for growth.

Sources: Ethan Allen FQ4 2012 call; Shareholder Call, Jun. 6, 2013; Annual Meeting, Nov. 18, 2014; FY2015-FY2018 Annual Reports, Ethan Allen Definitive Additional Proxy Materials / Investor Presentation, filed Nov. 4, 2015, pp. 2, 8-10; Ethan Allen Definitive Additional Proxy Materials, filed Oct. 20, 2015, shareholder letters.

The same “well positioned” message continues in the current proxy contest - after sales fell to $579.5 million.

2019 FY2019 Annual Report: “Our strategic focus continues to center on creating an omnichannel experience that ‘wows’ the customer, and we are well positioned to grow in FY 2020.”
FY2019 Annual Report, shareholder letter, pp. 2-3

2020 “Crisis creates an opportunity, and I feel strongly that we are positioned well to grow.” Three months later: “we still believe that we are positioned well to grow.”
FQ3 / FQ4 2020 calls, May 11 / Aug. 4, 2020

2021 “We believe we have a great opportunity to continue our growth and increase sales, profitability and cash flow and continue the strong returns to our stockholders.”
FQ4 2021 call, Aug. 9, 2021

2022 FY2022 Annual Report: “We remain focused and well positioned, capitalizing on our brand differentiators while implementing strategic initiatives with an eye toward the future.” The shareholder letter ends: “We’re just getting started.”
FY2022 Annual Report, shareholder letter, p. 3

2023 “The good news is that we are very, very well positioned and we look forward to continuing our progress and our growth.”
FQ4 2023 call, Aug. 2, 2023

2024 “We are positioned well.” Mr. Kathwari then described initiatives for “growing and growing our business” through its Interior Design Destination strategy, marketing, manufacturing, logistics and technology.
FQ1 2024 call, Oct. 25, 2023

2025 FY2025 Annual Report heading: “POSITIONED FOR GROWTH.” The shareholder letter: “Our robust balance sheet and financial stability position us well as we head into fiscal 2026.”
FY2025 Annual Report, pp. 3 and 7

2026 **THE SAME MESSAGE CONTINUES IN THE PROXY CONTEST**
July 2026: “We are positioned well… “ Later on the same call: “we need to get increased traffic. We need to get more people coming in.”
VoteEthanAllen.com: “A deliberate repositioning, now substantially complete.” The Company says: **“With this repositioning now substantially complete, we are well-positioned to benefit from these investments...”**
FQ4 2026 call, Jul. 29, 2026; VoteEthanAllen.com / Sept. 24, 2026 shareholder materials

2015 proxy contest: “INTEGRATED VERTICAL MODEL, POSITIONED TO GROW” and “well positioned to begin an accelerated growth phase, towards sales of $1 billion.”
2026 proxy contest: “A deliberate repositioning, now substantially complete” and “well-positioned to benefit.”

FY2026 revenue: $579.5 million. **New language. Same initiatives. Same promised inflection. Eleven years later, still no sustained growth.**

Sources: Ethan Allen SEC filings, annual reports, earnings calls, investor presentations and proxy materials, 2015–2026.

Eleven years after Glass Lewis acknowledged the risk of being "fooled again," Ethan Allen is once more saying its repositioning is complete and growth lies ahead.

The terminology has changed. The sequence has not: repositioning → completion → promised growth.

2015 PROXY CONTEST	2026 PROXY CONTEST

2015 PROXY CONTEST

ETHAN ALLEN:

"INTEGRATED VERTICAL MODEL, POSITIONED TO GROW"

The Company said it would be "well positioned to begin an accelerated growth phase, towards sales of $1 billion." This was not an isolated earnings-call remark. It was a central message in the Company's final substantive proxy communication before the Annual Meeting.

GLASS LEWIS:

The Company expected the transformation to be completed in 2016 and the benefits to "fully materialize" beginning in FY2017.

2026 PROXY CONTEST

ETHAN ALLEN - SEPTEMBER 2026:

"Ethan Allen's Board Has Completed the Company's Repositioning and Is Driving a Growth Plan…"

"With this repositioning now substantially complete," the Company says it is focused on translating its platform into "long-term, profitable growth."

THE CURRENT RECORD:

FY2026 revenue: $579.5 million. The $1 billion objective was never reached.

$754.6M	→	$579.5M	–23%
FY2015 REVENUE		FY2026 REVENUE	VS. FY2015

The same sequence again: repositioning nearly complete → growth ahead. Eleven years later, the business is materially smaller.

Owners should not be asked to restart the clock.

Sources: Ethan Allen 2015 proxy-contest materials, including Definitive Additional Proxy Materials filed Nov. 4, 2015; Glass Lewis & Co., LLC, Contested Proxy, Nov. 24, 2015, p. 15; Ethan Allen Sept. 24, 2026 definitive proxy/shareholder materials; Ethan Allen Forms 10-K for FY2015-FY2026; DGB Investment analysis. FY2022 revenue of $817.8M was the highest annual revenue during the period.

After raising the objective to $1.5 billion in 2018, Mr. Kathwari stopped publicly emphasizing the explicit $1 billion-plus revenue goal.

SEP. 2015

"We have the opportunity of going back to $1 billion, and $1 billion gives us an opportunity of having close to 15% operating income and an EPS of $3.40. That is our objective... our objective is to get there."

OCT. 2015

"We believe that beginning in fiscal 2017, we will be well positioned to begin an accelerated growth pace towards sales of $1 billion," at which level Mr. Kathwari said operating margin could reach about 15%.

NOV. 2015

Six days before the vote, the Company told shareholders it was "PREPARED TO EXCEED $1 BILLION IN SALES" and said its current structure could generate revenue above that level.

FEB. 2016

"The business that we wrote in... October, on an annualized basis was about $1 billion... We are in a good position today to do that 25%, 30% more business... which will take us over $1 billion."

APR. 2018 – Objective raised to $1.5 billion

"Our objective really is there's no reason why we shouldn't go back at least to $1 billion. My objective is $1.5 billion."

THE COMPANY'S OWN 2015 "OPPORTUNITY SCENARIOS"

Opportunity for Increased Shareholder Returns

Ethan Allen's unique vertical structure provides for strong operating leverage . As revenues increase and cover a fixed overhead base, it provides accelerated operating margin and EPS growth. With $1.1 billion in revenues, which we can generate with our existing retail footprint, we have the opportunity for a 56% gross margin, 15% operating margin and strong EPS growth.

($, millions except per share)

	"Peak" F2006	F2015	Opportunity Scenarios A	B	C	D
Net sales	1,066.4	754.6	800	900	1,066	1,200
Gross margin	50.7%	54.5%	55.0%	55.5%	56.0%	56.5%
Operating expenses	394.1	340.7	354	385	437	478
% of NS	*37.0%*	*45.1%*	*44.3%*	*42.8%*	*41.0%*	*39.9%*
Operating income	146.9	70.5	86	114	160	200
% of NS	*13.8%*	*9.3%*	*10.7%*	*12.7%*	*15.0%*	*16.6%*
Net interest & other	4.6	5.6	3	3	3	3
Pretax income	142.3	64.9	83	111	157	197
Net income	88.3	41.2	53	70	100	125
Diluted EPS	$ 2.59	$ 1.41	$ 1.83	$ 2.45	$ 3.46	$ 4.34
Wtd avg shares	34.1	29.2	28.8	28.8	28.8	28.8

Assumptions: FY2015 reflects adjusted results, excluding one-time nonrecurring charges. Opportunity scenarios exclude one-off special adjustments and are normalized annual opportunities; quarterly results are affected by many factors including seasonality. The Opportunity Scenarios are not intended to be projections but rather hypothetical outcomes that show the sensivity of results to certain variables. Actual results will depend on external macroeconomic conditions and other factors, including future decisions by the company and the risk factors disclosed in the company's SEC filings.

16 ETHAN ALLEN

The Opportunity Scenarios were expressly hypothetical. The quotes at left are separate, explicit public objectives articulated by Mr. Kathwari and the Company - repeated over nearly three years before disappearing from the narrative.

Sources: Ethan Allen Investor Conference, Sept. 16, 2015; FQ1 2016 call, Oct. 27, 2015; Ethan Allen, Ethan Allen Stockholder Presentation, Nov. 9, 2015; DEFA14A, Nov. 18, 2015; Investor Day, Feb. 17, 2016; Investor Day, Apr. 10, 2018; FY2019-FY2026 Annual Reports; post-Apr. 2018 earnings-call notes reviewed for this work.

Ethan Allen recognized the digital opportunity early - and repeatedly said it was ready to capitalize on it.

2015 PROXY DEFENSE Ethan Allen told shareholders Sandell's nominees lacked experience in areas "critical to the execution of the Company's strategy, including e-commerce."

2008 "We have spent the last two years developing a new website." Management expected the site to combine web technology with the personal service of designers and create a "unique competitive advantage."
FQ4 2008 call

2013 A new cloud-based web platform, mobile site, My Projects and in-store touch screens were described as the "foundation for [an] omni-channel shopping experience."
Shareholder Call, Jun. 6, 2013

2014 Mr. Kathwari said the website was not yet "great enough." Digital traffic and e-commerce had increased, "but not enough," and further increases were promised.
FQ4 2014 call

2015 "We are now ready... we're going to be much more aggressive in e-commerce." Later that year: e-commerce was "relatively very small," but the objective was "15% to 20%."
FQ2 / Investor Day 2015

2017 "Today, we know 70% of the people shop online... we've got to make sure that we create a great omnichannel presence."
Investor Conference, Jul. 19, 2017

2018 FY2018 Annual Report: "Our strategic focus continues to center on creating an omnichannel experience that 'wows' the customer, and we are well positioned to grow our sales and earnings for FY 2019."
FY2018 Annual Report, shareholder letter, p. 3

This was not a failure to recognize the strategy.
Ethan Allen repeatedly articulated the right digital-and-designer model - but failed to execute it.

Sources: Ethan Allen earnings calls / investor presentations, Jul. 23, 2008-Jul. 19, 2017; Ethan Allen Open Letter to Stockholders / DEFA14A, Nov. 18, 2015, p. 3; FY2018 Annual Report, p. 3.

Ethan Allen once said digital would strengthen its designer model - today Mr. Kathwari cites those same designers to justify weak digital sales.

The issue is not whether designers matter. Of course they do. The issue is why Mr. Kathwari now treats two capabilities Ethan Allen once called complementary as a trade-off.

2016-2017 | WHAT ETHAN ALLEN SAID THEN

"Combining technology and personal service is one of the major differentiators of great customer experience ... [creating a] dynamic omnichannel environment."

"We're going to be even more aggressive but not only selling products online, but also having them interact with our interior designers."

By late 2017, Ethan Allen said ~70% of Design Center visitors first visited digitally.

DIGITAL DISCOVERY → DESIGNER ENGAGEMENT → LARGER PROJECT

2026 | WHAT MR. KATHWARI SAYS NOW

"That's why our business on the website is less because we want them to interact with our interior designers."

"We could have done that - our sales would have gone up - but we felt that was not the right thing to do."

Low website sales are now defended as the consequence of protecting the designer model.

BUSINESS OF HOME | SEP. 24, 2026

Warren Shoulberg wrote that, according to some, Mr. Kathwari "was never able to take the next steps to continue that transition into the 21st century," noting e-commerce, younger shoppers and competitor growth.

Mr. Kathwari did not fail to recognize the strategy. He failed to execute it. After 11 years of promising an integrated digital-and-designer model, Mr. Kathwari is now reversing Ethan Allen's own strategic logic to justify that failure.

Mr. Kathwari has had 11 years to execute this strategy. Ethan Allen's owners should not be asked to give him another month.

Sources: Ethan Allen FQ4 2016 call (Jul. 26, 2016); FQ1 FY2018 call (Oct. 25, 2017); Ethan Allen Aug. 7, 2026 Bloomberg interview transcript filed as DEFA14A; Warren Shoulberg, "The battle for control of Ethan Allen," Business of Home, Sept. 24, 2026.

Digital and human service are complements, not substitutes - leading peers use digital to acquire customers while service deepens higher-value relationships.

Leading peers demonstrate that high-touch service and scaled digital acquisition can coexist.

WILLIAMS-SONOMA / POTTERY BARN

~65% online

Digital drives acquisition, personalization and CRM. Pottery Barn's AI assistant can connect customers directly to a design consultation or designer.

ARHAUS

~17% online

E-commerce and showrooms operate as complementary channels. Design-supported orders generate >4x AOV, with ~40% repeat purchasing.

WAYFAIR

Digital-first + physical retail

A digital-native retailer is expanding physical stores. >50% of visitors to its Chicago store were new to the brand, while stores connect customers to the broader online assortment.

ROOM & BOARD

Nearly ½ online

A showroom-led, service-oriented model still generates nearly half of revenue online - digital penetration does not displace human service.

RH

Galleries + digital

RH treats Galleries and digital as complementary sources of differentiation, with designers and Galleries supporting larger, more complex projects.

ETHAN ALLEN

<5% digital sales

11 YEARS of substantially the same digital-to-designer strategy.

2026 RISK DISCLOSURE Inadequate digital capabilities could impair attraction and retention of "particularly younger or digitally-oriented consumers."

CURRENT PROOF POINT — SEPT. 30, 2026

Arhaus created its first Chief Digital Officer role, reporting directly to the CEO, to accelerate e-commerce, digital experience, personalization and client data/analytics.

Ethan Allen's <5% direct website sales are not a necessary consequence of a designer-led model.
Leading premium-home peers are investing in digital to deepen client relationships - not replace high-touch service.

Sources: Williams-Sonoma FY2025 Form 10-K and Q2 2026 earnings call; Arhaus FY2025 Form 10-K and Q2 2026 Investor Presentation; RH FY2025 Form 10-K; Wayfair, "Wayfair Marks Major Milestone with Plans for 10th Store," Aug. 26, 2026; Warren Shoulberg, "Why Room & Board Has Been an Exception to the Retail Rule for 40 Years," Business of Home, April 29, 2021; Ethan Allen FY2011 and FY2026 Forms 10-K and 2015 proxy-contest materials. Online-revenue figures are approximate / company-reported where available.

Ethan Allen's digital customer-acquisition engine materially trails relevant peers - across reach, engagement, paid acquisition and social audience.

The gap is broader than e-commerce sales: Ethan Allen reaches fewer prospective customers and engages them less effectively before they ever meet a designer.

WEBSITE REACH | Monthly U.S. visits (m)



La-Z-Boy 6.80
RH 2.56
Arhaus 2.37
Havertys 0.92
Bassett 0.76
Ethan Allen 0.63

SOCIAL AUDIENCE | Instagram followers (m)



Pottery Barn 3.79
Crate & Barrel 2.87
West Elm 2.73
Arhaus 1.35
CB2 1.31
Serena & Lily 1.27
Room & Board 0.41
Ethan Allen 0.17
Bassett 0.10

ENGAGEMENT | Average visit duration



West Elm 4:19
Arhaus 3:51
Pottery Barn 3:46
Williams-Sonoma 3:09
Crate & Barrel 3:17
RH 2:50
Havertys 2:50
La-Z-Boy 2:37
Bassett 2:28
Ethan Allen 2:03

PAID ACQUISITION | Paid search as % of traffic



West Elm 36.1%
Pottery Barn 34.4%
Williams-Sonoma 34.3%
Bassett 33.8%
Arhaus 29.3%
Crate & Barrel 29.2%
Havertys 20.5%
Ethan Allen 15.8%
La-Z-Boy 14.5%

Ethan Allen is not merely generating little e-commerce revenue –
its digital customer-acquisition engine operates at a fraction of the scale of leading peers.

Sources: Similarweb Website Analytics, as of September 2026; Ethan Allen FY2026 Form 10-K. Similarweb figures are third-party estimates of monthly U.S. website traffic, engagement and channel mix; paid search reflects estimated share of traffic, not advertising spend. Instagram follower counts latest available September 2026. Social-media follower counts are approximate, change continuously and are presented as an indicator of relative audience reach, not a standalone measure of brand strength or customer engagement. For additional context, larger digital peers not shown in the website-reach chart include Pottery Barn (17.9m monthly U.S. visits), Crate & Barrel (14.9m), West Elm (13.6m) and Williams-Sonoma (9.2m).

Even taking the Company's new KPIs at face value, analysis of its own numbers implies ~27% fewer orders and ~33% fewer design-center visits from FY2023 to FY2026.

WHAT THE COMPANY WANTS OWNERS TO SEE

+15.5%

AVERAGE ORDER VALUE

$4,635 → $5,353 | FY23 → FY26

NEW KPI | METHODOLOGY NOT DISCLOSED

+27.1%

ORDER VALUE / VISIT

$1,274 → $1,619 | FY23 → FY26

NEW KPI | METHODOLOGY NOT DISCLOSED

CLOSE RATIO

"All-time highs"

Company defines close ratio as traffic converted to customers

Newly disclosed KPIs; methodology not provided. AOV, close rate and order value/visit are mechanically related.

WHAT THE COMPANY'S OWN NEW KPIs IMPLY

A dramatically smaller business and customer funnel

-22.9%

RETAIL SEGMENT SALES

$662.6M → $511.2M | FY23 → FY26

-27%

IMPLIED ORDER COUNT*

FY23 → FY26 | DGB estimate

- 33%

DECLINE IN IMPLIED DESIGN-CENTER VISITS*

Based on cumulative written-order trend and new KPI

Management highlights the customers who remain.

Its own numbers point to the much larger problem: far fewer customers are entering the funnel at all.

1.3% FY 2026 RETAIL OPERATING MARGIN | 4 CONSECUTIVE QUARTERS OF FIXED-COST DELEVERAGING FROM LOWER SALES

THIS IS NOW AN URGENT DECISION FOR ETHAN ALLEN'S OWNERS

Ethan Allen's own disclosures point to a materially smaller transaction and Design Center traffic funnel – and the cost is already showing up in earnings power.

Sources: *DGB Investment analysis. Ethan Allen first disclosed the FY2023 and FY2026 average order value ("AOV") and order value per Design Center visit series on Sept. 24, 2026, without defining the calculations, underlying populations or FY2024/FY2025 values. The implied order and visit estimates shown assume these newly disclosed KPIs are calculated on a basis sufficiently consistent with Company-reported retail written-order trends; Ethan Allen has not disclosed the underlying methodology necessary to independently confirm that assumption. Retail written orders declined 8.4% in FY2024, 1.5% in FY2025 and 6.1% in FY2026, a cumulative decline of approximately 15%. Adjusting that decline for the increase in AOV from $4,635 in FY2023 to $5,353 in FY2026 implies approximately 27% fewer orders. Order value per Design Center visit divided by AOV implies a close rate of approximately 27.5% in FY2023 and 30.2% in FY2026; applying those implied close rates to the estimated order counts indicates approximately 33% fewer Design Center visits. These are DGB estimates, not Company-reported order, customer or traffic counts. The Company has separately cited selective price increases and changes in designer floor-sample sales, among other factors, as contributors to higher average ticket. Sources: Ethan Allen Sept. 24, 2026 shareholder letter; Ethan Allen FY2024-FY2026 Forms 10-K; DGB Investment analysis.

Ethan Allen cannot harvest yesterday's customers indefinitely - sustainable growth requires continuously replenishing the customer file.

Underinvestment in customer acquisition creates a self-reinforcing cycle that ultimately pressures both growth and the dividend.



Fewer New Customers
Aging/Shrinking Customer Profile
Lower Traffic and Revenue
Weaker Store + Manufacturing Productivity
Less Earnings Capacity for Reinvestment & Dividends
Poor Customer + Employee Experience
A SHRINKING CUSTOMER BASE

The need to broaden its customer base was identified in 2010 – and remains unresolved today.	
2010	Age 46+ had risen to 68% of customers from 59% in 2007. Mr. Kathwari: "our challenge now is to make sure… we expand our reach to more people," with advertising aimed at customers "35 and up." (FQ4 2010 call)
2011	Mr. Kathwari said Ethan Allen's strategy was to reach "a larger consumer base, especially the younger consumer base." It said roughly 30% of the business was in that bracket and the objective was to increase it. (Oct. 27, 2011 transcript)
2013	Ethan Allen said it had developed programs to reposition the brand to reach "a larger consumer base, both Baby Boomers and Gen Xers," alongside a major design-center transformation and marketing campaign. (FQ4 2013 call)
April 2015	Mr. Kathwari said expanding product reach to become more modern was "not something wise for us." Younger families often bought more disposable products elsewhere: "When they graduate… in design… [and] quality, then they come to us." (FQ3 2015 call)
Sept. 2015	Asked how much a younger customer was actually showing up after the product and marketing changes, Kathwari answered: "our demographics is more or less same as what we had before." (Investor Conference, September 16, 2015)
Sept. 2026	THE SAME ISSUE REMAINS A DISCLOSED RISK: The FY2026 10-K warns that failing to keep pace digitally could impair Ethan Allen's ability to attract and retain clients, particularly "younger or digitally-oriented consumers." (Ethan Allen FY2026 10-K)

Identified in 2010. Acknowledged as unresolved in 2015. Still a disclosed risk in 2026.

Standing still is not the conservative choice: failing to replenish the customer base ultimately puts both growth and the dividend at risk.

Source: Ethan Allen public filings and DGB Investment analysis. Ethan Allen does not publicly disclose the customer-level data required to quantify acquisition cohorts, retention, repeat purchasing or LTV/CAC; the cycle shown is a conceptual framework illustrating the economic risk of failing to replenish the customer base.

Long-time covering analysts have repeatedly pressed Ethan Allen for more quantitative disclosure.

Owners should receive enough measurable information to evaluate strategy and execution rather than rely primarily on qualitative assurances.

APRIL 2024 - BUDD BUGATCH, WATER TOWER RESEARCH

“We try to put numbers on things. And you’re good with numbers, and you’re also good at sidestepping us when we want numbers. So let me see if I can get a couple of them.”

Questioning retail backlog and the claimed return of consumer interest to the home.

JULY 2024 - BUGATCH RESPONDS TO MR. KATHWARI

Kathwari: “Budd, we have given you more information than we give to anybody else.”

Bugatch: “I’m not so sure I do agree with that, Farooq… the amount of information, that’s a topic of another conversation.”

Another request for retail backlog disclosure.

THIS IS NOT NEW. In 2016, Stifel analyst John Baugh told Mr. Kathwari: “I’m not sure you answered the question, Farooq, but I’ll try to put that into the calculator...”

Investors do not need every operating metric. But investors should be able to evaluate core strategic claims with measurable KPIs - including digital acquisition and conversion, designer productivity, store economics, advertising ROI and the economics of the international / licensed network.

Sources: Ethan Allen FQ4 2016 earnings call, Jul. 26, 2016; FQ3 2024 earnings call, Apr. 24, 2024, p. 9; FQ4 2024 earnings call, Jul. 31, 2024, p. 10.

After the 2015 proxy fight, Ethan Allen asked owners to approve a more performance-based CEO pay structure — but the Board has since allowed the targets to reset downward with the business.

The annual bonus plan appears objective on its face, but the targets have been reset around a smaller, lower-earning company.

Fiscal year	Net sales target	Adj. operating income target	Actual net sales	Actual adj. operating income	CEO annual incentive payout
2022	$713m	$88m	$818m	$134m	$1.7m
2023	$775m	$80m	$791m	$134m	$1.4m
2024	$725m	$85m	$646m	$78m	$0.4m
2025	$635m	$65m	$615m	$63m	$1.0m
2026	$615m	$58m	$580m	$47m	$0.5m

- The 2025 net sales target was set $90m below the prior-year target and below actual FY2024 sales, while the adjusted operating income target was set ~24% below the prior-year target.
- The FY2026 sales target was set lower than the FY2025 actual sales - requiring no growth - while the adjusted operating income target was set ~8% below FY2025 actual results.
- Actual FY2026 sales then declined 5.7% and adjusted operating income declined ~26%. Mr. Kathwari nevertheless received a $531,300 annual incentive because sales exceeded the threshold even though adjusted operating income did not.
- The result is a plan that rewards annual budget achievement, but does not require sustained improvement in revenue, earnings power or long-term shareholder value.

Despite proxy rhetoric of "driving growth" and a focus on "top- and bottom-line growth" the Board continues to lower targets.

Source: Company proxy statements; non-GAAP adjusted operating income as disclosed by Ethan Allen.

The Board did not merely continue paying Mr. Kathwari through declining performance - it lowered performance thresholds sufficiently to permit substantially higher payouts in a smaller, less profitable business.

“ The thresholds are lower because we are now operating in a different world. ”

- Farooq Kathwari, October 27, 2011

An analyst had asked why the new management incentive plan lowered the threshold required to earn an incentive.

That explanation did not prove temporary. The business kept shrinking - and the bar kept moving down.

THE BAR MOVED FROM REQUIRING GROWTH TO PERMITTING DECLINES

Metric	FY2019 plan	FY2025 plan	FY2026 plan
Net sales target	$797.5M +4.0% vs. prior year	$635.0M -1.7% vs. prior year	$614.6M -0.0% vs. prior year
Adjusted operating income target	$54.7M +9.1% vs. prior year	$64.7M -16.9% vs. prior year	$57.8M -8.1% vs. prior year
Overall annual incentive payout	41% of target	90.2% of target	46.2% of target
CEO target annual incentive	65% of base salary	100% of base salary	100% of base salary $1.150M target opportunity

WHAT HAPPENED IN FY2026?

SALES	ADJ. OPERATING INCOME	CEO ANNUAL CASH INCENTIVE
-5.7%	-25.8%	$531K

Target performance no longer requires sales growth - and permits lower earnings than the year before.

Owners should ask whether this is pay-for-performance - or a Board lowering the bar to preserve the payout.

Sources: Ethan Allen Q1 FY2012 earnings-call transcript, Oct. 27, 2011; 2019 Proxy Statement filed Oct. 1, 2019; 2025 Proxy Statement filed Sept. 26, 2025; 2026 Definitive Proxy Statement filed September 24, 2026; Ethan Allen FY2024 Form 10-K; DGB Investment analysis. Target-vs.-prior-year percentages are calculated from Company-reported targets and prior-year actual results. FY2024, FY2025 and FY2026 CEO annual cash incentives were $414,000, $1,037,300 and $531,300, respectively. Adjusted operating income reflects the Company's non-GAAP measure.

As Ethan Allen's earnings collapsed, Mr. Kathwari's compensation barely adjusted – doubling as a percentage of Company profits.

The Board's post-2015 framing was categorical: "all incentives are performance-based." The economic outcome tells a different story.

REPORTED CEO COMPENSATION ($M)


$4.08
$4.21
$3.21
$3.83
$3.25
2022
2023
2024
2025
2026

FY2026: THE BUSINESS SHRANK AGAIN

SALES	-5.7%
ADJ. OPERATING INCOME	-25.8%
REPORTED CEO COMPENSATION	$3.25M
ANNUAL CASH INCENTIVE	$531K

FY2026 proxy still characterizes 70% of target compensation as "at risk," including service-based RSUs classified elsewhere as fixed compensation.

GAAP NET INCOME ($M)


$103.3
$105.8
$63.8
$51.6
$39.9
2022
2023
2024
2025
2026

REPORTED CEO COMPENSATION / GAAP NET INCOME


3.9%
4.0%
5.0%
7.4%
8.2%
2022
2023
2024
2025
2026

The question is not whether Ethan Allen had a compensation formula.
It is whether the Board kept moving the formula down as the business deteriorated.

Sources: Ethan Allen 2017 and FY2022-FY2026 Proxy Statements; DGB Investment analysis.

Since the 2015 proxy contest, Ethan Allen has delivered more than $55 million of economic value to Mr. Kathwari and related interests while the business continued to shrink.

2015: THE ASPIRATION

“ When we hit $1 billion in sales the opportunity is even greater. ”

- Farooq Kathwari, September 19, 2015

$1.0B stated sales aspiration → **$579.5M** FY2026 actual

42% BELOW THE $1B ASPIRATION

FY2006–FY2026 | DISCLOSED GROSS ECONOMIC VALUE

$83.3M gross, pre-tax, lower-bound measure

$43.9M cash/comp-related • $37.9M option/vesting value • $1.5M other benefits

>$55M **economic value since the 2015 contest**

gross, pre-tax; excludes regular dividends and current equity stake

$37.5M reported CEO compensation

+ >$17.8M special-dividend value to Mr. Kathwari, family and related interests

= >$55.3M before regular dividends and excluding the value of his remaining equity stake

THE BUSINESS KEPT SHRINKING

	FY2016	FY2026
Revenue	$794M	$579.5M
Operating income	$89M	$45M

Revenue

-27%

Operating income

-49%

Owners were promised growth. Instead, the Company kept getting smaller while more than $55M of compensation and special-dividend value flowed to Mr. Kathwari and related interests.

A fair-minded investor is entitled to question whose interests this Board has been serving.

Sources: The News-Times, Sept. 19, 2015 (Mr. Kathwari quote); Ethan Allen FY2016 and FY2026 Forms 10-K; Ethan Allen DEF14A proxy statements FY2016-FY2026; Ethan Allen DEFA14A filed Aug. 19, 2026 and Company filings; DGB Investment analysis. Reported CEO compensation = FY2016-FY2026 Summary Compensation Table totals. Special-dividend value reflects broad interests reported as beneficially owned by Mr. Kathwari, including family and related entities, and uses DGB estimates for historical paid dividends plus DGB Investment analysis that those interests stand to collect >$6M from the current $3.00 special. Special dividends are pro rata shareholder distributions, not executive compensation or preferential payments.

Economic value received by Mr. Kathwari, his family and related entities has steadily accumulated while the value of Ethan Allen moved in the opposite direction.

Against Mr. Kathwari's track record, owners are entitled to ask: what exactly was the Board rewarding?

CUMULATIVE ECONOMIC VALUE SINCE THE 2015 PROXY CONTEST ($M)

Reported CEO compensation + special-dividend economic benefit



$60
$45
$30
$15
$0
Reported CEO compensation
Special dividends
$4.5M
$18.4M
$31.3M
$41.1M
>$55.3M
>$17.8M special dividends
$37.5M comp.
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

Excludes regular dividends and the value of Mr. Kathwari's remaining equity stake.

ETHAN ALLEN ENTERPRISE VALUE ($M)

FYE June 30

DOWN 67% SINCE 2006



$1,447M
$744M
$484M
2006
2016
2026

EV DOWN 35% SINCE 2016

More than $55M of compensation and special-dividend value has flowed to Mr. Kathwari and related interests since the last proxy contest while Ethan Allen's enterprise value fell 35% - and is down 67% since 2006. How did the Board allow Mr. Kathwari's economics to become so disconnected from long-term value creation?

Sources: Ethan Allen annual proxy statements and dividend disclosures, including the 2026 Definitive Proxy Statement filed September 24, 2026; S&P Capital IQ; DGB Investment analysis. Reported CEO compensation reflects cumulative Summary Compensation Table compensation for FY2016-FY2026. Special-dividend economic benefit reflects amounts attributable to Mr. Kathwari together with family and related entities. Historical estimates use the lower of adjacent annual public dividend-bearing ownership snapshots. For the $3.00 special dividend paid September 17, 2026, the analysis uses a $6.0 million floor consistent with Ethan Allen filings and DGB Investment analysis and calculation that these interests stood to receive more than $6.0 million. Special dividends are pro rata shareholder distributions, not executive compensation or preferential payments. Figures are gross and pre-tax and exclude regular dividends and the value of Mr. Kathwari's remaining equity interests. Enterprise value is shown as of June 30, 2006, June 30, 2016 and June 30, 2026, respectively, based on S&P Capital IQ values used in this analysis.

Mr. Kathwari is a long-tenured public-company CEO — not Ethan Allen's founder or controlling shareholder.

His 9.0% reported beneficial ownership should be viewed in context: identified open-market purchases with personal capital total just 64,090 shares and approximately $816,000 over the past 20 years.

PUT THE 9% IN CONTEXT

9.0%
reported beneficial ownership

38
YEARS AS CEO

64,090 shares ~$816,000	**OPEN-MARKET PURCHASES** Identified personal-capital purchases over the past 20 years
575,191	**FOUNDATION SHARES** Company says no reportable pecuniary interest
126,000	**DEFERRED STOCK UNITS** Issued with 1997 employment agreement; payment deferred until termination

Decades of executive service — not founder capital — explain much of his reported ownership.

WHO DOES THE BOARD REPRESENT?


9.0%
91.0%

Mr. Kathwari's beneficial ownership

Other owners

WHAT THE LAST TWENTY YEARS UNDER THE SAME CHAIRMAN AND CEO HAVE DONE TO THE COMPANY

-46%	-67%	-58%	-48%
Revenue	Enterprise value	Market capitalization	Workforce
FY2006 → FY2026	FY2006 → FY2026	FY2006 → FY2026	FY2006 → FY2026

THE GOVERNANCE ISSUE The Board is elected to represent all owners. After two decades of contraction under the same leadership, **how have the interests of the other 91% been represented?**

Source: Ethan Allen 2026 Definitive Proxy Statement; Ethan Allen Forms 10-K for FY2006 and FY2026; S&P Capital IQ; DGB Investment analysis. Mr. Kathwari beneficial ownership of 9.0% as of September 11, 2026.

Across three years, Ethan Allen paid its CEO materially more relative to Company scale than relevant furniture peers.

3-YEAR AVERAGE CEO COMPENSATION PER $100M OF 3-YEAR AVERAGE REVENUE *($ in '000s)*



Ethan Allen
$559K
Williams-Sonoma
$364K
Havertys
$347K
La-Z-Boy
$316K
Arhaus
$248K
Bassett
$176K
RH*
$39K

THE GOVERNANCE ISSUE

$559K
3-year avg CEO pay per $100M revenue

#1
highest in the peer set

~77%
above comparable peer median*

$3.43M
average annual CEO pay on ~$613M avg revenue

This is a Board accountability failure: Ethan Allen has paid CEO compensation at a materially higher level relative to Company scale than relevant peers, even as the business has deteriorated.

Sources: Latest company proxy statements and Forms 10-K / annual reports. Three-year average CEO compensation reflects Summary Compensation Table total for each company's latest three completed fiscal years; three-year average revenue reflects company-reported net sales / net revenues over the same fiscal years. CEO compensation per $100M of revenue = three-year average CEO compensation ÷ three-year average revenue × $100M. Fiscal year-ends differ. Havertys reflects the person serving as CEO in each respective fiscal year (Clarence Smith in 2023-2024; Steven Burdette in 2025). *RH is shown for completeness but excluded from the comparable-peer median because CEO Gary Friedman's current Summary Compensation Table totals reflect a multi-year equity structure, including a 2020 stock-option award, rather than recurring annual equity grants. Comparable-peer median reflects WSM, ARHS, LZB, HVT and BSET. DGB Investment analysis.

After years of assurances that failed to match subsequent results, the burden of proof has shifted.

To be clear, any promises of newfound success or change from Mr. Kathwari should be treated with extreme skepticism.
The problem is not that Mr. Kathwari has failed to identify many of Ethan Allen's fundamental challenges.
It is that he has repeatedly failed to execute on fixing them.

GROWTH

2015: "prepared to exceed $1 billion in sales."

2018: "My objective is $1.5 billion."

FY2026 net sales: $579.5 million.

DIGITAL

2015: "we are now ready," would be "much more aggressive in e-commerce," and targeted 15%-20% of sales.

2026: "our business on the website is less" and the 10-K warns of digital execution risk.

OPERATING EXECUTION

FY2019 Annual Report: "well positioned to grow in FY 2020."

Feb. 2020: Mr. Kathwari said "-plus" of the decline was due to Ethan Allen's own newly implemented Member Program.

ANOTHER SPECIFIC EXAMPLE – 2015 FINANCING

We are not making a leverage argument. This is a five-date illustration of how quickly a campaign assurance changed.

NOV. 18
6 days pre-vote
"We plan to complete" the $250m financing.

NOV. 24
Annual Meeting
All seven Company nominees elected.

DEC. 7
13 days post-vote
Financing "postponed"; still expected early 2016.

DEC. 15
Bloomberg
Asked whether the borrowing was agreed: "Absolutely."

JAN. 26
2016 earnings call
"We decided it was prudent not to proceed."

The question is no longer whether Mr. Kathwari can articulate the right priorities.
It is why owners should believe he will execute them now.

At some point, continuity stops being stability.
After years of unfulfilled promises, Mr. Kathwari's words are no longer evidence of what Ethan Allen will deliver.

Sources: Ethan Allen FY2019 Annual Report; 2015 proxy materials; 2015-2018 investor presentations; FY2019 Annual Report; FQ2 2020 call; FY2026 results and 10-K; DEFA14A, Nov. 18, 2015; 2015 Annual Meeting results; 8-K, Dec. 7, 2015; Bloomberg, Dec. 15, 2015; FQ2 2016 call, Jan. 26, 2016; Company transcripts and filings, 2015-2026. Company cited tightening credit markets in postponing the financing.

By Mr. Kathwari's own definition, asking owners to preserve the status quo, reelect the current Board, extend Mr. Kathwari's tenure and expect a different result would be insanity.

M. FAROOQ KATHWARI - INVESTOR CONFERENCE, JUNE 24, 2014

"Insanity is doing the same thing, over and over again, but expecting different results."

Mr. Kathwari introduced this as his "favorite quote." In 2017, he repeated it and added: "We think we are changing a lot of times, but sometimes we don't."

The choice is not change for its own sake. It is accountability, renewal and a credible path to growth.

Sources: Ethan Allen Investor Conference, Jun. 24, 2014; Ethan Allen Investor Conference, Jul. 19, 2017.

V. A Focused Plan to Restore Growth

Ethan Allen has the assets to grow. We have a plan to turn them into stronger demand, higher productivity and disciplined value creation.

Under our leadership, Ethan Allen will focus on transforming into a modern premium home brand built for profitable growth.

OUR STRATEGIC VISION Unlock Ethan Allen's next century of growth by bringing its craftsmanship heritage to a new generation through distinctive products, inspiring homes, and an effortless customer experience.

WHERE WE WILL FOCUS

CUSTOMER
Design-conscious consumers, with emphasis on emerging and affluent customers, and interior design professionals

CATEGORY
Furniture plus a broader portfolio of complementary premium home categories

GEOGRAPHY
Primarily North America, where brand, manufacturing and stores are strongest

CHANNEL
Omnichannel: digital demand engine seamlessly connected to designers and showrooms

HOW WE WIN

01 Rejuvenate brand and customer growth

02 Transform product and merchandising

03 Revitalize digital and retail experiences

04 Improve operations and technology

KEY ENABLERS

05	TALENT	People, culture and organizational capability
06	CAPITAL ALLOCATION	Growth orientation and investor accountability
07	GOVERNANCE	CEO succession, board relevance, and performance accountability

Our conclusions reflect more than eighteen months of independent diligence across Ethan Allen's business, customers, assets and governance.

>18 MONTHS

OF INDEPENDENT WORK

Filings
Earnings calls
Investor materials
Store-level analysis
Consumer research
Digital benchmarking
Industry sources
Former operators
Historical proxy record

FINANCIAL + OPERATING RECORD

Two decades of revenue, gross profit, operating income, retail profitability, workforce, capex, asset productivity and valuation.

2015 CONTEST + MANAGEMENT RECORD

ISS analysis, historical investor materials, earnings calls and Mr. Kathwari's repeated strategic objectives and growth commitments.

STORE NETWORK + REAL ESTATE

100+ Design Centers reviewed across market demographics, household income, growth, luxury adjacency, reviews, format and portfolio actions.

CUSTOMER + BRAND

Consumer research on awareness, relevance, heritage, quality, pricing perceptions and Ethan Allen's design-services proposition.

DIGITAL + OMNICHANNEL

Website traffic, engagement, acquisition, e-commerce, digital discovery, appointment flows and peer omnichannel execution.

PRODUCT + MERCHANDISING

Assortment breadth, category whitespace, pricing architecture, customization, complementary categories and trade economics.

MANUFACTURING + OPERATIONS

Manufacturing footprint, utilization disclosures, distribution, vertical integration, capex, lead times, customization and capacity.

CAPITAL ALLOCATION + GOVERNANCE

Free cash flow, dividends, repurchases, liquidity, reinvestment, compensation, succession, Board composition and contractual protections.

INDUSTRY + STAKEHOLDER DILIGENCE

Perspectives from former operators, employees and industry participants, reinforced by benchmarking against relevant premium-home peers.

WHAT STILL REQUIRES INSIDE VALIDATION customer acquisition + retention • LTV/CAC • SKU/category economics • designer productivity • four-wall store profitability • plant economics/utilization • technology/data capabilities • organizational talent

Source: DGB Investment independent diligence and analysis conducted over more than eighteen months using public Company materials, third-party data, store and market research, consumer work and discussions with informed industry participants. Certain operating questions can only be validated with access to internal Company information.

Our Aspiration: Transform Ethan Allen from a dated furniture retailer to a relevant lifestyle home brand.

The first transformation is customer-facing: give today's premium home furnishings customers compelling reasons to discover, desire, buy from and come back to Ethan Allen.

ETHAN ALLEN TODAY		WHERE WE INTEND TO TAKE ETHAN ALLEN
Customer — Heavy reliance on a mature customer base; today's home shoppers view Ethan Allen as "my parents' (grandparents') furniture brand"	→	**Customer** — Attracting the next generation of home customers, while retaining the long-standing customer base
Brand — A heritage furniture retailer with high awareness, but low consideration and relevance to today's premium home shoppers	→	**Brand** — A modern, American home furnishings brand with cultural relevance to today's customers and a sharply differentiated value proposition
Product — Quality furniture items with limited category breadth	→	**Product** — Distinctive, curated lifestyle assortments for the entire home
Marketing — Lacks differentiated messaging; Underinvesting in brand and marketing spend vs. competition	→	**Marketing** — Brand and product differentiation reflected in messaging; full funnel marketing capability, with rigorous ROI to guide spend.
Digital — An outdated website with limited traffic and engagement (<5% of sales attributed to digital); Cumbersome connection to local store	→	**Digital** — A digital presence that inspires, captures demand, and converts sales; Seamless connection between online research and in-store design service.
Stores — Legacy showrooms with dated experiences and standard, "one-size-fits-all" assortments; limited tech enablement	→	**Stores** — Productive, inspiring store experiences that bring the brand and lifestyle to life, with assortments localized for regional style preferences
Design/Service — Strong in-store designers that are underleveraged, lacking digital styling and CRM capabilities to drive growth with their local customers	→	**Design/Service** — Tech-enabled designers that effectively engage new customers, deepen relationships and drive lifetime value

Source: Selected comments from DGB Investment informal consumer research conducted in Winter 2026.

Our organization: build a high-performing culture and disciplined investments in growth.

The second transformation will strengthen the organization, culture and governance.

ETHAN ALLEN TODAY		WHERE WE INTEND TO TAKE ETHAN ALLEN
Leadership — Lacking a strategy to grow share and deliver winning results; set declining financial targets as acceptable and reward executives for that declining performance	→	**Leadership** — Clear and compelling ambition of where to play and how to win; actionable growth initiatives for investment with results that drive TSR
People & Culture — A long-tenured organization operating in a highly command & control leadership style; ideas and innovation stifled	→	**People & Culture** — A high-performance growth culture that retains strong existing talent, develops employees and encourages ideas & open discussion
Manufacturing — Primarily described as an operating and sourcing advantage	→	**Manufacturing** — A customer-facing strategic advantage in customization, innovation, speed-to-market, quality, reliability and premium positioning
Technology / AI — Limited visible deployment of modern data and AI capabilities. Clear gaps in consumer-facing online presence and store / designer's customer relationship management (CRM) tools	→	**Technology / AI** — Core digital functionality in place. Data and AI selectively embedded across customer experience, merchandising, marketing, forecasting and productivity
Capital Allocation — Repeated special distributions while needed growth reinvestment lagged. Resulted in significant underinvestment (e.g., brand, digital, systems, stores)	→	**Capital Allocation** — Disciplined reinvestment behind measurable profitable-growth opportunities, while maintaining appropriate financial flexibility
Governance & Accountability — Current Board skill set does not reflect the company's urgent strategic and operational requirements; rewarding leadership for declining revenue and profits through current AIP and LTI programs	→	**Governance & Accountability** — A skilled and engaged Board and accountable management team operating against clear priorities, KPIs, capital requirements and milestones; incentive plans that are aligned with profitable growth

Our strategy will be guided by clear principles and disciplined choices.

These principles will guide how we translate our strategic vision into decisions - focusing resources and capital on the choices that support sustainable, profitable growth and long-term value creation.

CHOICES WE WILL AVOID	PRINCIPLES THAT WILL GUIDE US
× We will not try to be everything to everybody	✓ Develop a recognizable product and brand point of view rather than preserve every SKU or aesthetic
× We will not assume complimentary design service alone is a sufficient competitive advantage	✓ Measure where design expertise actually creates customer and economic value
× We will not underinvest in digital – it must become a meaningful driver of new customers to the stores	✓ Allow customers to discover, research, purchase and seek assistance however they choose
× We will not preserve every store, SKU, asset, process or organizational structure because it is historically familiar	✓ Legacy should be an asset – not a veto over change
× We will not maximize near-term margins at the expense of attractive investment	✓ Profitable growth – not margin preservation on a shrinking revenue base – is the objective
× We will not spend indiscriminately in the name of growth	✓ Material investments should have defined objectives, accountable owners and measurable economics
× We will not destabilize Ethan Allen simply for the sake of change	✓ Retain and develop high-performing employees and critical institutional knowledge while filling genuine capability gaps

A FOCUSED PLAN TO RESTORE GROWTH: HOW WE WIN

01 | REJUVENATE BRAND AND CUSTOMER GROWTH

02 | TRANSFORM PRODUCT AND MERCHANDISING

03 | REVITALIZE DIGITAL AND RETAIL EXPERIENCES

04 | IMPROVE OPERATIONS AND TECHNOLOGY

HOW WE WIN

01	02	03	04

KEY ENABLERS

Five customer-led priorities will guide how we rejuvenate the brand and restore growth.

Build a stronger demand engine by increasing relevance, acquisition, retention and trade penetration.

UNDERSTAND THE CUSTOMER	Define and deeply understand our highest-value customers and put them at the center of all we do.
REPOSITION AND MODERNIZE THE BRAND	Establish Ethan Allen as the authority on enduring American style.
IGNITE ACQUISITION	Significantly increase disciplined brand performance marketing to acquire the next generation of customers.
INCREASE LIFETIME VALUE	Transform episodic purchasing into an ongoing decorating habit.
WIN OVER THE TRADE	Unlock growth by capturing the industry's most valuable buyers.

MEASURE	Brand Awareness	New Customers	Returning Customers	LTV/CAC	Marketing ROI	Trade Registration and Sales

A customer-led strategy to win, engage and retain for long-term growth.

Understand the customer.

Put the customer at the heart of every decision - from defining who we compete for to how the brand shows up at every touchpoint.

A disciplined three-step process turns customer understanding into a differentiated, consistent and compelling Ethan Allen brand strategy.

STEP 1
IDENTIFY THE COMPETITORS

Identify EA's true competitive set and the customer we are competing to win.

BRAND	POSITIONING	SOFA (~AVG. $)
West Elm	Modern	$1.9K
Pottery Barn	Comfortable	$2.0K
CB2	Fashionable	$2.2K
Williams-Sonoma Home	Sophisticated	$2.8K
Arhaus	Worldly	$3.6K
Ethan Allen	American Heritage	$3.6K
Perigold	Luxury Multi-Brand	$3.9K
Serena & Lily	Coastal	$5.6K
RH	Luxury	$5.4K

✓ COMPLETE

STEP 2
GAIN DEEP CUSTOMER INSIGHTS

Conduct rigorous qualitative and quantitative research on EA's current, lapsed customers and non-customers, both trade and non-trade.

KEY TAKEAWAYS

- Market Sizing
- Customer Segmentation Model and Hierarchy
- Brand Awareness of EA and Competitors
- Brand Perceptions of EA and Competitors
- Opportunities for EA with each segment

● IN PROCESS

STEP 3
PRESENT A CLEAR BRAND STRATEGY

Partner with world-class strategy firm and leverage consumer research to land a new strategic positioning for the brand.

KEY OUTPUTS

- Brand Purpose
- Brand Positioning
- Brand Personality
- Brand Architecture

POST-CEO HIRE

Goal: A unified and inspired brand strategy centered on the customer to drive all brand activities.

Source: Sofa prices as listed on the websites of West Elm, Pottery Barn, CB2, Williams-Sonoma, Arhaus, Ethan Allen, Perigold, Serena & Lily and RH as of Oct. 6, 2026.

Reposition and modernize the brand's go-to-market voice.

Establish Ethan Allen as the authority on enduring American style.

LEVERAGE WHAT MAKES THE BRAND SPECIAL


AMERICAN
CRAFTSMANSHIP
LIVES HERE

INDIVIDUALITY

One-of-one customization capabilities enable customers to express their personal style.

CRAFT

Ethan Allen products are made one at a time by hand. Timeless quality.

AMERICAN ADVANTAGE

Built in North America. Lower tariff exposure. Faster delivery. Better value.

CONTEMPORIZE THE BRAND AESTHETIC & VOICE


CLASSIC
BY DESIGN.
MODERN
BY NATURE.

CREATE A DISTINCTIVE NEW BRAND EXPRESSION

Introduce a proprietary look and voice rooted in classic American style, reinterpreted for today's customer.

TRANSFORM EVERY BRAND TOUCHPOINT

Bring the new expression consistently to marketing communications, digital, in-store experiences and customer service interactions.

CREATE CULTURAL CURRENCY


A MORE
BEAUTIFUL
AMERICAN
STORY

PARTNER WITH LEADING TASTEMAKERS

Forge partnerships with influential designers and creators to reinterpret Ethan Allen for a new generation.

ENTER THE DESIGN CONVERSATION

Use collaborations, partnerships and storytelling to make Ethan Allen relevant, talked about and desired.

Increase customer lifetime value.

Transform a first-time purchase into a long-term decorating habit.

ETHAN ALLEN TODAY

Focus on providing furniture—upholstery and case goods—for new home and remodel projects. 77% of FY2026 net sales are in these categories. The downside is these large-scale purchases are infrequent.

→ **THE OPPORTUNITY**

Increase frequency of purchase and basket size/AOV by increasing purchasing of accessories and décor items customers use to refresh their space between infrequent whole-home projects.

ENTICE CUSTOMER TO VISIT AND BUY MORE FREQUENTLY.

EXPAND OCCASIONS TO PURCHASE

Make Ethan Allen a credible source for “refresh” purchases—not just the whole-home project.

Lamps • Art • Pillows • Tabletop • Accessories • Rugs • Small refreshes

CREATE A DRUMBEAT OF NEWS

Build a storytelling calendar that gives customers a reason to return again and again.

Product launches • Collaborations • Partnerships • Seasonal stories

USE INSIGHTS TO INSPIRE THE NEXT PURCHASE

Use what customer already bought to intelligently suggest what completes, complements or refreshes space next.

Dining table → Rug • Chandelier • Buffet • Lamps • Art • Tabletop

HOW WE DO IT

Build the marketing messaging, CRM and clienteling engine that turns one project into an ongoing relationship.

MARKETING CALENDAR

Establish rhythm of new product news that gives customers a reason to visit and buy.

CRM

Unified customer profiles and purchase history to create personalized recommendations.

EMAIL + SMS

Improve customer registration to deliver news and personalized recommendations.

RETARGETING

Re-engage customers with relevant product stories.

CLIENTELING

Leverage store designers to advise on recommendations and new news.

VIC PROGRAM

Recognize and nurture highest-value customers.

DESIGN IS NEVER DONE. **Stay relevant between big projects—and be first in mind when the next one begins.**

Source: Ethan Allen FY2026 Form 10-K.

Win over the trade to unlock growth.

Trade professionals are among the home industry's most valuable customers.

~185,000

DESIGNERS

A focused audience of US residential designers wields significant power over premium furnishings industry.

Source: Arhaus Investor Presentation (Mar 2026); IBISWorld.

$27 BILLION

ANNUAL SPEND

Designers specify higher priced items, oversee large, multi-item projects and shop with frequency.

Source: Arhaus Investor Presentation (Mar 2026).

COMPETITORS ARE WINNING WITH THE TRADE

PERIGOLD

" Following the relaunch of our trade program... B2B has grown to an all-time high share of Perigold's volume. "

Niraj Shah
CEO, Wayfair
Q2 2026 Earnings Call

RH

" A meaningful portion of our market share gains are coming from the fragmented To-The-Trade design showrooms... "

Gary Friedman
Chairman & CEO, RH
Q3 2025 Shareholder Letter

ARHAUS

" Professional interior design is a strategic growth initiative. "

John Reed
CEO, Arhaus
Q1 2026 Investor Presentation

WILLIAMS-SONOMA B2B: A CLEAR PATH TO $2 BILLION

"We do continue to see a clear path to grow to $2 billion over the next several years."
B2B grew 14.5% in Q2 2026; Contract +20% | Trade +12%

Ethan Allen Has Unique Customization Capabilities – but publicly visible trade economics appear less competitive.

Customization is a meaningful advantage, but the trade economics are less competitive than key peers.

BRAND	PUBLISHED TRADE ECONOMICS
Ethan Allen	7-10% (referral commission)
RH	20%
Arhaus	20%
Williams-Sonoma	20%
Pottery Barn	20%
Perigold	15-20%
CB2	20%
West Elm	20%
Serena & Lily	20-30%

THE OPPORTUNITY

Leverage Ethan Allen's distinctive strength in customization to transform trade into a powerful growth engine.

Win designers who bring affluent customers, larger projects and repeat business to the brand.

HERE'S HOW

1 Create a Best-in-Class Trade Proposition

Competitive net pricing, supporting customization and dedicated service.

2 Aggressively Recruit & Engage Designers

Target and build relationships with top residential design firms and individual designers.

3 Make EA Indispensable to Their Business

Deliver exceptional product, tools, service and execution that drive repeat specification.

Sources: Arhaus Q1 2026 Investor Presentation; IBISWorld; Wayfair Q2 2026 earnings call; RH Q3 2025 Shareholder Letter; Williams-Sonoma Q2 2026 earnings call; publicly available trade-program terms for Ethan Allen and peers, accessed September 2026; DGB Investment analysis.
Trade economics are not perfectly comparable: Ethan Allen's 7–10% reflects a referral commission, while peer figures generally reflect discounts from retail pricing.

Create a more distinctive, inspiring and productive assortment that drives demand and increases productivity.

REFRESH THE LOOK AND CLARIFY ASSORTMENT ARCHITECTURE	Define where Ethan Allen should lead, compete and rationalize.
INCREASE NEWNESS AND DIFFERENTIATION	Give customers more reasons to discover, desire and return.
BUILD PRICING INTELLIGENCE	Price with greater precision against customer value and the market.
MONETIZE THE MARGIN ADVANTAGE	Use superior economics to fund differentiated growth.
IMPROVE AVAILABILITY AND PRODUCTIVITY	Make the right product easier to find, buy and replenish.

MEASURE	SKU Count	SKU Productivity	New Product Penetration	Cross-Category Purchase	Product/Order Gross Margin	Lead Time	Availability	Order NPS

Refresh the look and clarify assortment architecture.

Build a distinctive assortment architecture that expresses a clear point of view and improves customer relevance and productivity.

We intend to strengthen the product and merchandising engine — then use it to continuously improve the assortment.

Enhance leadership & capabilities
Stronger merchandising leadership and planning discipline

Sharpen the design point of view
Create one modern American aesthetic consistent everywhere

Build an insight engine
Customer, trend and design signals inform our assortment planning

Elevate visual merchandising
Richer imagery, photography and room setting to bring the assortment to life

Accelerate differentiated newness
More meaningful newness, exclusives and collaboration



RESULT: A refreshed merchandising identity that restores Ethan Allen's heritage as a leader in luxury with stronger customer relevance and a more productive assortment.

Increase newness and differentiation.

Reset the assortment category by category to fill gaps, eliminate redundancy and scale what works.

Diagnose demand	Assess productivity	Reset the assortment	Scale what works
Understand where customers, trends and competitors are moving - and where Ethan Allen has and has not kept up.	Rank products and families on sales, margin, turns, inventory, attachment and customer / designer pull.	Retire what is not earning its place, close proven gaps in style and price, and add newness that matters.	Build a deliberate newness cadence, test quickly and scale winners across stores, digital and trade.

We will build a category-by-category fact base to identify assortment gaps, redundancy and opportunities to increase productivity.

BREADTH IS NOT THE GOAL. PRODUCTIVE BREADTH IS - every category and product family should earn its place.

Sources: Current U.S. public websites for Ethan Allen, RH, Arhaus, Pottery Barn and West Elm; DGB Investment analysis, reviewed Oct. 6, 2026. Ratings are directional assessments of relative visible assortment breadth based on distinct product families and meaningful style / size / price variants; obvious fabric, finish or configuration-only variants are not intended to be counted separately where identifiable. Public websites may not reflect the full in-store assortment. Ethan Allen states that online options are its most popular and additional choices are available in Design Centers.

Build pricing intelligence and monetize the margin advantage.

Use category-level pricing and Ethan Allen's margin advantage to sharpen value, improve conversion and fund growth.

REPRESENTATIVE CURRENT RETAIL BY CATEGORY

Median advertised opening price; current online sample; RH shown at member price.

Category	Ethan Allen	RH Member	Arhaus	Pottery Barn	West Elm
Sofas	~$3.6k	~$5.4k	~$3.6k	~$2.0k	~$1.9k
Dining tables	~$4.7k	~$5.2k	~$4.5k	~$2.0k	~$800
Bar / counter stools	~$1.2k	~$1.1k	~$770	~$620	~$500
Table lamps	~$650	~$480	~$800	~$300	~$200
Beds	~$3.2k	~$6.4k	~$3.4k	~$1.3k	~$1.8k

GROSS MARGIN — LATEST COMPLETED FISCAL YEAR


44.1%
38.9%
46.2%
61.2%
RH
Arhaus
WSM
Ethan Allen

PRICING STRATEGY

- Set category-specific price and margin targets based on competitive position, customer value and unit economics.
- Use margin surgically where price is constraining conversion, attachment or room completion.
- Protect premium pricing where differentiation and willingness-to-pay support it.

Ethan Allen generates 15–22 points more gross margin than these public-company benchmarks — strategic flexibility that can sharpen value, improve conversion and fund growth.

Sources: Ethan Allen FY2026 10-K (61.2% gross margin); RH FY2025 results (44.1%); Arhaus FY2025 results (38.9%); Williams-Sonoma FY2025 results (46.2% consolidated gross margin). Pricing table reflects current online sample of median advertised opening prices by category across Ethan Allen, RH, Arhaus, Pottery Barn and West Elm; RH shown at member price; temporary sale/clearance pricing excluded where identifiable.

Improve availability and productivity: Make the products customers want easier to find, faster to receive and more reliable to purchase.

Availability	Establish clear, competitive SKU/option-level availability, communicated clearly to the customer.	**KPI** SKU/option availability rate
Benchmark Speed	Benchmark today's lead times at the SKU/option level against category expectations and competitors.	**KPI** Lead time vs. category benchmark
Review Quick Ship Program	Ensure there is quick-ship coverage on top sellers and issue clearer, more reliable delivery promises.	**KPI** Quick-ship penetration
Establish Customer Experience Feedback Loop	Track net promoter score, delivery, damage/defect, and return rates, and feed the data back into the plan.	**KPI** Net promoter score · damage/defect rate · on-time delivery

Turn digital, designers and stores into one connected growth engine.

GROW THE DIGITAL BUSINESS	Create a stronger engine for inspiration, discovery and digital penetration
CONNECT THE OMNICHANNEL JOURNEY	Remove friction and carry customer context across digital, designers and stores
MAKE DESIGN SERVICES A DIFFERENTIATED GROWTH ENGINE	Make design expertise a visible, accessible and measurable differentiator
REIMAGINE THE ROLE OF THE STORE	Elevate stores that inspire, sell and deepen the customer relationship

MEASURE	Conversion	Digitally Influenced Sales	Appointments	AOV	Retention	LTV/CAC	Designer Economics	Sales/Sq. Ft.	Store ROIC	NPS

Grow the digital business.

Use digital to inspire and acquire customers, capture intent and drive both online and designer-led sales.

THE STARTING POINT

~630K

monthly U.S. website visits

Lowest traffic among the meaningful peers in our benchmarking.

ENGAGEMENT TRAILS PEERS

Visitors spend less time with the brand than at most relevant competitors.

DIGITAL REMAINS UNDERLEVERAGED

The website has not scaled as either a commerce or customer-acquisition channel.

WHAT DIGITAL SHOULD DO

Build a connected journey that turns digital demand into both online and designer-led sales.

INSPIRE	Editorial storytelling, room ideas, product discovery and a distinctive point of view.
ENGAGE	Better search, visualization, personalization and content that helps customers make progress.
CONNECT	Capture intent and route qualified customers seamlessly to designers and Design Centers.
CONVERT + RETAIN	Complete transactions, follow up through CRM and build repeat purchasing over time.

VALUE CREATION

- ✓ More qualified traffic
- ✓ More designer appointments and Design Center visits
- ✓ Higher digital conversion and online sales
- ✓ A larger, more valuable customer file
- ✓ Better marketing productivity and lifetime value

Digital and design services should reinforce one another.

Digital should extend Ethan Allen’s design-service advantage - not compete with it.

Sources: Similarweb Website Analytics, September 2026; Ethan Allen Forms 10-K; Company earnings-call transcripts and public statements. Similarweb traffic figures are third-party estimates.

Revitalize digital and retail experiences: Grow the digital business.

Ethan Allen's homepage currently leads with transactions rather than inspiration, discovery and brand storytelling.

1

2

3


ETHAN ALLEN
Our Story | Craftsmanship | Interior Design | Inspiration
Locations | My Account | MY CART (1)
Ethan Allen Platinum Credit Card
What can we help you find?
NEW ARRIVALS
LIVING
DINING
BEDROOM
HOME OFFICE
OUTDOOR
LIGHTING
RUGS & FLOORING
DECOR
CLEARANCE
ONE WEEK ONLY
FREE SHIPPING & DELIVERY*
plus
20% SAVINGS ON EVERYTHING**
ENDS SEPT 8
SHOP NOW
FINANCING AVAILABLE†
NEW SOFAS, SECTIONALS & MORE
now arriving in Design Centers
SHOP ONLINE >
Calista Swivel Chair
Rockwell Three-Piece Sectional
EVEN MORE NEW PRODUCTS YOU'LL LOVE
Turner Roll-Arm Swivel Chair
Glencoe Dining Table
Andie Media Cabinet
Eglomise Boxes
Celia Pull-Up Accent Table
Rockwell Five-Piece Leather Sectional

1 **Transactional messaging dominates the first impression**

Promotion, shipping and financing lead the experience

2 **Lifestyle content lacks a distinctive point of view**

Room imagery and copy feel functional rather than editorial

3 **Discovery is catalog led rather than curated**

New products are presented as inventory rather than part of a story or lifestyle

? **Design expertise is not prominent enough**

A core Ethan Allen differentiator is not integrated meaningfully into the digital journey

The current experience communicates what Ethan Allen sells, rather than why customers should desire the brand

Source: Ethan Allen website as of Sep. 2026.

Revitalize digital and retail experiences: Grow the digital business.

Meanwhile, Arhaus combines brand storytelling, product discovery and service to deepen engagement.


1
2
3
4
5
ARHAUS
LIVING DINING BEDROOM LIGHTING DECOR ART & MIRRORS RUGS OFFICE OUTDOOR BATH SALE DESIGN
UP TO 50% OFF EVERYTHING*
STOREWIDE SALE
40 YEARS IN THE MAKING
Fall Has Arrived
SHOP EVERYTHING NEW
An assortment this special can only come from 40 years of knowing exactly who you are, and exactly what you stand for.
Living
Dining
Bedroom
INTRODUCING FALL 2026
In The Best Light
SHOP LIGHTING

1 **Design and service actions are highly visible**

Appointments, trade and design capabilities are incorporated near the top of the journey

2 **Brand and seasonal storytelling lead the experience**

Promotion is present, but wrapped within a strong aesthetic and editorial point of view

3 **Copy is purposeful and designed to evoke emotion**

Confident, differentiated language strengthens brand identity

4 **Products are merchandised through lifestyle and inspiration**

Rooms, stories and collections encourage deeper discovery

5 **Newness is curated, not simply displayed**

Product is introduced through editorial stories and a clear point of view

Best-in-class digital experiences inspire, then make discovery, service and purchase easy

Source: Arhaus website as of Sep. 2026.

Connect the omnichannel journey.

Carry customer context seamlessly across digital, designers and stores to reduce friction and deepen the relationship.

Best-in-class retailers create an integrated customer journey across 4 key moments

INSPIRE



"Create desire and make the brand worth exploring"

- Lead with inspirational, **lifestyle-led storytelling**
- **Personalize content** to customer style, room and project stage
- Blend editorial, social and room inspiration to **spark consideration**
- Use **stores as immersive brand showcases**, not just product displays

DESIGN & DISCOVER



"Help me shape my home with confidence"

- **Make it easy to browse** and shop by room, style and project
- **Turn ideas into plans with visualization**, swatches and customization
- **Connect customers seamlessly to a designer**, online or in store
- Keep saved items, preferences and **project context across channels**

BUY WITH CONFIDENCE


Add to Cart
Transparent Pricing
Flexible Financing
Estimated Delivery

"Make a considered purchase feel simple"

- **Maintain one cart/project** across digital, stores and designers
- Provide **transparent** pricing, financing and delivery timing
- Enable **seamless handoff** from self-service to designer-assisted selling
- **Make checkout easy**, informed and frictionless

DELIVER & DEEPEN



"Earn trust and build the next relationship"

- **Proactively manage** delivery, installation and service recovery
- **Follow up** with high-touch designer outreach for larger purchases
- **Recognize past purchases**, rooms and preferences over time
- **Re-engage customers** for the next room, refresh or repeat purchase

The best experiences reduce friction for customers when moving between digital, designer and the store

Make design services a differentiated growth engine.

Match design expertise to project complexity and measure the value it creates in conversion, AOV and lifetime value.

CURRENT STATE:
an undifferentiated asset

- Complimentary design is industry table stakes
- Designers are currently serving as floor coverage
- Connecting to a designer isn't seamless from digital to store

FUTURE STATE:
a differentiated model

- Create distinct staffing models and measure with and without designer-assisted selling
- Use customization and relationship tools as a superpower
- Make design expertise easier to access across digital and stores



Designer value increases as project complexity and relationship potential increase

ITEM PURCHASE	ROOM PROJECT	MULTI-ROOM / WHOLE HOME	ONGOING RELATIONSHIP
Light-touch expertise	Designer-assisted planning	High-touch relationship	CRM + project history
Lower complexity	Higher conversion + AOV	Cross-category selling	Repeat purchase + referrals

Enhanced by data, technology and digital tools

Revitalize digital and retail experiences: Make design services a differentiated growth engine.

Ethan Allen already has significant made-to-order capability, but competitors are doing a better job turning customization into an inspiring customer benefit.

THE MISS: Customization choices are buried and not celebrated as a benefit


ETHAN ALLEN
Paramount Panel-Arm Sofa
$4,700.00 Now $3,760.00
COLOR Tuckahoe Ivory (H3232): casual woven solid
For more fabric choices, visit a Design Center
Details, details–add your favorites!
Custom fabrics, nailheads, tufting, and more.
What speaks to you? Find it here >

- Ethan Allen customization options are buried within product detail pages or not surfaced at all
- Customers must discover and interpret the range of possibilities on their own


ARHAUS
Coburn Three-Piece Motion Sofa
DREAM WITHOUT LIMITS
A PREVIEW OF POSSIBILITY
ARHAUS INTERIOR DESIGN
WHERE FORM MEETS FEELING

- Arhaus provides robust fabric options on product detail page
- Positions customization as an emotional, creative benefit

THE OPPORTUNITY: personalization as the designer's secret weapon

Digital introduces the possibilities

Make upholstery, size, finish and configuration options visible and inspiring

↓

Designers curate the choices

Help customers navigate complexity and create confidence

↓

Visualization brings it to life

Show combinations, rooms and project alternatives

↓

Manufacturing delivers the promise

Turn personalization into finished product with quality and reliability

Source: Ethan Allen and Arhaus websites as of Sep. 2026.

Reimagine the role of the store.

Stores should evolve from traditional showrooms into immersive brand, design and selling environments that strengthen conversion, productivity and customer relationships.



The store should be where inspiration becomes a project.

THREE PRIORITIES TO INCREASE STORE RELEVANCE AND RETURNS

OPTIMIZE THE PORTFOLIO

Invest where opportunity is strongest

- Complete A/B/C review
- Reinvest in high-potential stores
- Relocate / resize / close weak locations

REINVENT THE EXPERIENCE

Drive inspiration + digital tools

- Upgrade lifestyle presentation
- Integrate design services visibly
- Test next-generation formats

LOCALIZE + DRIVE ECONOMICS

Increase relevance + productivity

- Test localized assortments
- Improve sales / sq. ft.
- Measure store ROIC

LOCATION-BY-LOCATION CAPITAL ALLOCATION

A DEFEND + ELEVATE

Best markets / locations with strong economics and customer potential

Refresh experience • service-led flagships • localize merchandising

B REINVEST + PROVE

Good markets with under-realized sales or experience potential

Targeted capex • assortment/service upgrades • measure payback

C FIX / RESIZE / EXIT

Structurally weak locations where capital is unlikely to earn adequate returns

Relocate / resize • close where warranted • redeploy capital

Decision rule: customer potential × four-wall economics × required capital × strategic role

Source: DGB Investment analysis. Portfolio framework is illustrative and would be validated using store-level economics, customer potential and market data.

Deliver the customer promise at scale.

Turn operating and technology assets into customer-facing advantages that improve speed, reliability and productivity.

MAKE OPERATIONS A COMPETITIVE ADVANTAGE	Use manufacturing and supply chain to improve speed, quality, reliability and flexibility
INCREASE AGILITY AND PRODUCTIVITY	Create a faster operating model that supports newness, customization and growth
STRENGTHEN THE TECHNOLOGY FOUNDATION	Modernize core platforms, data and tools to enable customer and operating strategies
INVEST WITH DISCIPLINE AND ACCOUNTABILITY	Focus resources on the highest-value opportunities and measure business impact

MEASURE	Utilization	Lead Time	Speed to Market	On-time/In-full (OTIF)	Quality	Productivity	Working capital	Technology adoption	ROI	Unit Economics

Make operations a competitive advantage and increase agility and productivity.

Use vertical integration to improve speed, flexibility, reliability and unit economics.

STRATEGIC ASSET

~75% of furniture manufactured in North America

→

OPERATING PRIORITIES

Manufacturing Excellence
- Utilization
- Throughput
- Customization
- Unit economics

Speed & agility
- Lead times
- Speed-to-market
- Smaller test runs
- Capacity alignment

Supply Chain & Inventory
- Forecasting
- On-Time/In-Full (OTIF) delivery
- Inventory turns
- Supplier performance

Technology Enablement
- Core systems
- Data foundations
- Workflow automation
- Selective AI

→

CUSTOMER FACING ADVANTAGE

FASTER	Shorter lead times
MORE FLEXIBLE	Customization + test runs
MORE RELIABLE	Quality + OTIF
MORE PRODUCTIVE	Better economics

WHAT THIS REQUIRES

- ✓ Establish plant and product level economic baselines
- ✓ Remove production bottlenecks and reduce unnecessary SKU/component complexity
- ✓ Improve forecasting, inventory management and supplier performance
- ✓ Reinvest savings behind higher-return strategic opportunities
- ✓ Modernize core technology and data foundations
- ✓ Apply AI/analytics selectively to forecasting, scheduling, quality, inventory and logistics

Source: Ethan Allen IR website FAQ as of Oct. 2026.

Strengthen the technology foundation and invest with discipline and accountability.

Build the technology, data and AI capabilities required to enable each strategic priority, with clear business cases, adoption metrics and ROI.

Technology priorities should be anchored in business needs and measurable outcomes

BRAND + CUSTOMER GROWTH

Platforms / capabilities

- Unified customer profile / customer data platform
- CRM + lifecycle marketing
- Attribution + marketing ROI
- Personalization + content testing

PRODUCT + MERCHANDISING

Platforms / capabilities

- Product information management
- Assortment analytics
- Demand + inventory planning
- Product development workflow

CUSTOMER EXPERIENCE + OMNICHANNEL

Platforms / capabilities

- E-commerce + UX / search
- Visualization + configuration
- Appointment + lead routing
- Designer clienteling

OPERATIONS + ENTERPRISE PRODUCTIVITY

Platforms / capabilities

- Enterprise resource planning + core systems
- Supply chain + inventory
- Manufacturing scheduling
- Logistics + workflow automation

AI AS AN ENHANCER **Use AI selectively to enhance areas such as: personalization, forecasting, discovery, visualization, lead prioritization, scheduling, quality and workflow automation.**

MEASUREMENT + ACCOUNTABILITY Business case + baseline | Adoption + outcome KPIs | Quarterly review | Scale, redesign or stop

05 | TALENT

06 | CAPITAL ALLOCATION

07 | GOVERNANCE

HOW WE WIN

KEY ENABLERS

05 06 07

People, Culture and Organizational Capability.

Invest in Ethan Allen's people while strengthening leadership, critical capabilities and accountability for performance.

1 LISTEN AND DIAGNOSE

- CEO + Board listening tour
- Pulse survey + field visits
- Identify main root causes of underperformance
- Define required capabilities

2 STRENGTHEN LEADERSHIP

- Assess ELT & key leaders
- Clarify leadership standards
- Identify & retain high-performing employees
- Strengthen field leadership

3 REBUILD THE EMPLOYEE VALUE PROPOSITION

- Review career paths & people development
- Review compensation & incentives
- Build succession plans
- Simplify friction points

4 BUILD FUTURE CAPABILITIES

- Brand / marketing
- Product / merchandising
- Digital / omnichannel
- Marketing, data & AI
- Recruit + develop talent

5 INSTALL A PERFORMANCE CULTURE

- Invest in building a high-performing culture
- KPIs + decision rights
- Empower + recognize results

MEASURE	Employee advocacy (eNPS)	Confidence in Leadership	Critical Role Strength	Unwanted Turnover	Org Effectiveness	Customer Advocacy (NPS)	Company Performance

Protect the regular dividend. Fund growth that earns attractive returns. Return truly excess capital.

Capital allocation is not a choice between income and growth. After protecting the dividend and financial flexibility, every discretionary dollar should compete for capital.

FOUNDATIONAL COMMITMENTS

- ✓ **Maintain the regular quarterly dividend**
- ✓ **Preserve appropriate liquidity and balance-sheet flexibility**

FOR DISCRETIONARY CAPITAL

1 INVEST ONLY WHERE VALUE CAN COMPOUND

- Prioritize customer acquisition, product, digital, stores, talent and productivity where strategy and economics support investment
- Require an accountable owner, clear business case and expected incremental ROIC
- Compare each opportunity against alternative uses of capital

→

2 STAGE CAPITAL + DEMAND PROOF

- Fund in stages against milestones, customer response and economics
- Track incremental ROIC, earnings contribution and cash payback
- Stop, resize or redirect investments that do not earn their way

→

3 RETURN WHAT IS TRULY EXCESS

- After maintaining the regular dividend, required liquidity and attractive reinvestment needs
- Use special dividends or repurchases when capital is genuinely excess and valuation supports the choice
- Do not distribute capital simply because management lacks better ideas or execution capability

DECISION RULE: Every discretionary dollar should go to its highest-return risk-adjusted use - or back to owners.

Ethan Allen should neither hoard cash nor harvest a shrinking business.
Protect the regular dividend, invest behind measurable returns and return only truly excess capital.

Note: Dividend decisions are subject to directors' fiduciary duties under applicable law.

How We Will Govern: Engaged Oversight, Clear Roles and Immediate Accountability.

The Board will set direction, ensure the right leadership and capital, work closely with management on strategic choices — and hold both management and itself accountable for results.

INDEPENDENT JUDGMENT	BOARD EFFECTIVENESS & REFRESHMENT	LEADERSHIP & SUCCESSION	STRATEGY, RISK & CAPITAL	PERFORMANCE & ACCOUNTABILITY	TRANSPARENCY & ENGAGEMENT

BOARD LEADS

Direction • Leadership • Oversight

- Exercise independent judgment and constructive challenge
- Select and assess CEO and plan CEO succession
- Align Board capabilities with the strategy
- Challenge and approve strategy
- Approve major capital allocation and oversee risk
- Set performance expectations and align incentives
- Assess management performance and Board effectiveness

BOARD + MANAGEMENT ENGAGE

Strategy & Transformation

- Evaluate strategic alternatives and make clear choices
- Identify the organizational capabilities required to execute
- Review investment priorities, economics and resource requirements
- Assess material risks and execution trade-offs
- Establish objectives, accountable owners, milestones and KPIs
- Review performance, lessons learned and required course corrections
- Maintain a rigorous cadence of strategy and capital-allocation reviews

MANAGEMENT LEADS

Operating Plan & Execution

- Develop the detailed operating plan
- Recommend investments and required resources
- Build, lead and strengthen the organization
- Execute customer, product, digital, store and operating initiatives
- Manage day-to-day operations and risks
- Deliver agreed milestones and outcomes
- Report performance, issues and progress transparently to the Board

IMMEDIATE BOARD PRIORITIES

1. **BOARD LEADERSHIP + CAPABILITIES** — Independent leadership; assess composition and refresh needs
2. **CEO + SENIOR LEADERSHIP** — Interim continuity; permanent search; retain critical talent; close gaps
3. **STRATEGY + INVESTMENT** — Validate priorities, risks, economics and reinvestment requirements
4. **PERFORMANCE ACCOUNTABILITY** — Set milestones, KPIs, Board cadence and aligned incentives

STRATEGY → INVESTMENT → EXECUTION → MEASUREMENT → ACCOUNTABILITY → ADAPTATION

Management runs the Company. The Board governs, challenges and holds management — and itself — accountable.

The First 100 Days: From strategy to execution.

Validate the strategic direction, clarify the highest-priority choices and establish the leadership, capital and accountability framework for execution.

Listen/ Assess — 30 Day 30 — 60 Day 60 — 100 Day 100 — Execute/Continuous Improvement

	STRATEGIC PILLAR/ENABLER	ASSESS + DIAGNOSE	PRIORITIZE + DESIGN	ACTIVATE + MOBILIZE
01	Rejuvenate Brand and Customer Growth	Customer, brand, acquisition, LTV and trade fact base	Brand direction, growth priorities and customer strategies	Targeted tests, aligned brand brief and growth roadmap
02	Transform Product and Merchandising	Assortment, newness, pricing, margin and availability diagnostic	Assortment architecture, newness, pricing and margin priorities	Near-term actions + longer-term product roadmap
03	Revitalize Digital and Retail Experiences	Digital, omni, design services and store diagnostic	Priority journey, service model and market/store choices	Quick wins + selective pilots + scale roadmap
04	Improve Operations and Technology	Baseline performance and stabilize operating cadence	Root causes, productivity priorities and technology roadmap	Execute priority fixes and mobilize critical investments
05	Talent: People, Culture and Organizational Capability	Listening, leadership and capability fact base	Leadership reset, capability priorities and EVP agenda	Embed routines, visible people actions and capability plan
06	Capital Allocation	Current capital baseline and capacity	Prioritize highest-return reinvestment opportunities and capital trade-offs	Board-aligned capital framework and committed priorities
07	Governance	Clarify oversight, decision rights and accountability	Formalize Board/management operating model	Embed cadence, scorecard and succession priorities

Day 100 output: aligned enterprise priorities, clear choices and trade-offs, accountable owners, near-term actions underway, and a sequenced roadmap for sustained value creation.

A credible transformation can rebuild Ethan Allen toward ~$1B of revenue and ~$125M of operating income.

Illustrative ranges center on the Base Case and reflect execution uncertainty - without assuming best-in-class productivity or a housing recovery.

REVENUE BRIDGE | FY2026 – FY2032


$580M
+$115-
$130M
+$95-
$120M
+$75-
$125M
+$80-
$95M
+$10-
$15M
~$950M-
$1.1B+
FY26A
EXISTING
STORES
TRADE
E-COM
NEW
STORES
WHOLESALE /
CONTRACT
FY32E

OPERATING INCOME BRIDGE | FY2026 – FY2032


$45M
+$50-
$65M
+$35-
$45M
+$35-
$60M
+$15-
$25M
+$5-
$10M
$(75)-
$(90)M
~$110-
$160M
FY26A
EXISTING
TRADE
E-COM
NEW
STORES
WHOLESALE
REINVEST.
FY32E

CAPITAL GUARDRAILS: Maintain the regular quarterly dividend | preserve balance-sheet flexibility | stage reinvestment against milestones and ROIC

ILLUSTRATIVE BASE CASE

CUSTOMER + BRAND
Acquire the next generation of premium-home customers; improve retention and lifetime value.

PRODUCT + CATEGORY
Sharper assortment, pricing architecture and selective category expansion.

DIGITAL + STORES
More qualified demand, better conversion, stronger designer productivity and store economics.

OPERATIONS + TECH
Lead-time, utilization, data and productivity improvements that support operating leverage.

DISCIPLINED REINVESTMENT We believe the plan could be achievable in a roughly flat category environment - a housing recovery should be upside.

Source: Company filings; DGB Investment analysis. Illustrative public-data ranges subject to validation with internal data and the new management team. Dividend decisions are subject to directors' fiduciary duties under applicable law.

VI. The Board and Leadership Required to Execute

Executing the plan requires stronger operating capabilities, succession planning and Board accountability.

Decades of leadership continuity have not produced durable growth.

Eight key leaders have each spent more than 20 years at Ethan Allen - including four with more than 40 years of service.


Chairman & CEO
46 years
Strategy & Business Development
48 years
Technology & Enterprise Applications
42 years
Digital Engagement
41 years
Regional Retail Leadership
34 years
Corporate Retail
28 years
Marketing / Creative
23 years
Information Technology
21 years

The long tenure pattern reaches deep into Ethan Allen's operating organization, including manufacturing, distribution, finance, retail operations, logistics and training.

Tenure can be a strength. Against a record of prolonged underperformance, however, this concentration of internal continuity warrants scrutiny of the Board's approach to leadership refresh, external benchmarking, succession planning and accountability.

The lengthy tenures combined with decades of underperformance support a legitimate governance question: has exceptional continuity across strategy, retail, marketing, design and technology hardened into organizational inertia?

Source: Company filings, Company press releases, LinkedIn. Approximate tenures with the Company.

Employee sentiment and leadership continuity reinforce the case for organizational renewal.

Across CEO approval, culture, senior management and employee advocacy, Ethan Allen materially trails stronger peer benchmarks.

CEO APPROVAL



82%
66%
55%
44%
32%
Bassett
WSM
Arhaus
Ethan Allen
RH

EA: 44% - 38 pts below Bassett and 22 pts below WSM.

Leadership approval materially trails the strongest peers.

EMPLOYEE ADVOCACY



61%
53%
31%
30%
28%
Bassett
WSM
Ethan Allen
RH
Arhaus

Only 31%

would recommend Ethan Allen

Bassett's 61% rate is nearly twice Ethan Allen's.

LEADERSHIP CONTINUITY + CULTURE

~46-48 years

tenure of Ethan Allen's two longest-serving leaders.

4 of 8

key leaders have spent more than 40 years at Ethan Allen.

"Without major changes in the top team, it's hard for a company to make a radical departure from past decisions and direction."

- McKinsey & Company

"Heavy micromanaging from upper leadership... constantly looking at what was wrong and rarely celebrating successes."

- Former Ethan Allen employee

Taken together, long-tenured leadership and weak employee sentiment raise a legitimate question: has continuity hardened into organizational inertia?

Sources: Glassdoor company profiles and employee comments, accessed September 2026; Company filings, press releases and LinkedIn; McKinsey & Company, "In need of a retail turnaround? How to know and what to do," Perspectives on Retail and Consumer Goods, Mar. 1 2014.

Talent: People, culture and organizational capability.

Ethan Allen employee sentiment is consistent with the gaps in culture and leadership.

Former EA Employee

*"Overstressed designers due to the company eliminating support staff, **punitive management style,** declining quality of products and poor customer service on the corporate level."*

Former EA Employee

*"We were even told that **managers were not supposed to say negative things on calls with Farooq Kathwari.** Whether that was the formal policy or simply how the organization had learned to operate, that message filtered down very clearly: **problems were not opportunities to improve. They were things you were better off not discussing."***

Former EA Employee

*"**Heavy micromanaging** from Upper leadership. **Constantly looking at what was wrong and rarely celebrating successes."***

Former EA Store Owner

***EA Inc. has been in a slow decline since Mr. Kathwari became President and CEO**. He was unliked by the vast majority of owners. **It will be in the interest of all shareholders to see fresh leadership.** It is way overdue."*

Source: Former Ethan Allen employee comments received by DGB Investment; informal interviews DGB Investment conducted with former Ethan Allen employees; Glassdoor employee comments.

Ethan Allen's Board is materially thinner in the operating capabilities most relevant to the transformation.

Number of Board members with relevant skill sets.

CAPABILITY	ETD	RH	ARHS	WSM
Premium brands	1	5	5	5
Digital commerce	1	3	4	3
Merchandising / product	1	5	3	3
Customer experience	2	4	6	6
Brand revitalization	2	6	3	7
Marketing / acquisition	1	4	1	6
Transformation	2	4	4	5
Capital allocation	2	5	6	6
TOTAL BOARD MEMBERS	5	9	10	8

Peers carry more seats and more operating depth.

The Ethan Allen incumbents lack the collective skill to address the strategic work ahead.

Source: Arhaus, Ethan Allen, RH and Williams-Sonoma company filings and investor relations websites; director capabilities based on Company proxy materials and DGB Investment analysis.

Ethan Allen's directors did not need deep furniture expertise to recognize years of underperformance - they needed to benchmark results, challenge Mr. Kathwari and act.

The relevant question is not whether the incumbent directors have impressive résumés. It is whether they have been effective directors of Ethan Allen.

BASIC BENCHMARKING SHOULD HAVE RAISED DIFFICULT QUESTIONS

Revenue growth | Store productivity | Digital performance | ROIC / asset efficiency | Capital allocation | Relative TSR

MARIA EUGENIA CASAR — Director since 2022

"Risk Management, ESG and Human Resources Leader"

No retail / digital expertise in the Company's own skills matrix. Several years of Board service have produced little evidence of materially greater CEO accountability or strategic change.

DAVID M. SABLE — Director since 2021

"Marketing and Digital Leader"

Marketing and digital are among the areas in which Ethan Allen has struggled to keep pace. His relevant credentials make the persistence of those shortcomings harder, not easier, to explain.

TARA I. STACOM — Director since 2015

"Real Estate, Financial and Risk Management Leader"

More than a decade on the Board through substantial deterioration. Added amid the last activist campaign as evidence of Board refreshment, she has had ample time to benchmark performance, challenge Mr. Kathwari and press for change - yet the same leadership structure and many of the same fundamental performance issues persist.

CYNTHIA EKBERG TSAI — Director since 2021

"Financial, Technology and Business Development Leader"

Despite technology and business-development experience, Ethan Allen has remained behind modern consumer peers in digital capabilities and has not demonstrated the transformation its performance requires.

A Board does not have to run the business. It has to know when the CEO is not delivering - and be willing to act.

The record raises a more fundamental concern than skill gaps alone: the Board watched years of readily observable underperformance without driving sufficient change in strategy, execution or leadership.

Sources: Ethan Allen 2026 Proxy Statement and Board skills matrix; Company filings; peer benchmarking; DGB Investment analysis.

Among today's independent directors, a 10½-year open-market buying drought ended on the same day DGB publicly launched its proxy campaign.

Only 7,300 shares are actually owned; nearly all of the directors' reported beneficial ownership comes from Company-granted options.

CURRENT INDEPENDENT DIRECTOR OWNERSHIP

7,300
SHARES OWNED

64,445
OPTION-BASED SHARES

DIRECTOR	SHARES OWNED	OPTIONS
Maria Eugenia Casar	0	10,208
David M. Sable	0	10,208
Tara I. Stacom	6,300	33,821
Cynthia Ekberg Tsai	1,000	10,208

Casar and Sable: no identified open-market purchases since joining the Board.

OPEN-MARKET BUYING HISTORY

MAR. 8, 2016
Stacom buys 3,300 shares
~$97K invested

~10½ YEARS
NO OPEN-MARKET PURCHASE BY ANY CURRENT INDEPENDENT DIRECTOR

AUG. 5, 2026

SAME DAY
Tsai buys 1,000 shares at $24.61
$24,610 total

Stacom: no identified purchase since March 2016

Tsai: first identified purchase was Aug. 5, 2026

Company-awarded equity creates economic exposure. It is not the same as repeatedly choosing to invest personal capital at prevailing market prices.

Sources: Ethan Allen 2026 Proxy Statement (Security Ownership and director-option disclosures); SEC Forms 4 for Tara Stacom and Cynthia Ekberg Tsai; DGB Investment analysis. Direct ownership and rights-to-acquire figures are as of Sept. 11, 2026. Open-market purchase history reflects identified Form 4 code-P purchases. Tsai's Aug. 5, 2026 purchase occurred on the same date as DGB's public launch.

For 38 years, Ethan Allen's CEO has also chaired the Board responsible for holding him accountable - and the Board has repeatedly failed to intervene as the Company has fallen behind.

38

YEARS

CHAIRMAN + CEO

1988 - PRESENT

Mr. Kathwari has continuously held both positions, concentrating executive and Board leadership in one individual.

THE GOVERNANCE PROBLEM IS STRAIGHTFORWARD

Management runs the business. The Board oversees management.

EVALUATE THE CEO	Judge performance objectively and hold management accountable.
CHALLENGE STRATEGY	Press management when results and peer benchmarking show the plan is not working.
DRIVE SUCCESSION	Determine when leadership renewal is warranted and run the process independently.
REFRESH THE BOARD	Add capabilities and change leadership when the Company's needs evolve.

AT ETHAN ALLEN, THE RISKS ARE NO LONGER THEORETICAL

Is the strategy working? | Is management executing? | Why are peers performing better? | Can the Board execute a succession plan?

The issue is not whether every combined Chair/CEO structure is inappropriate. It is whether this structure has produced effective independent oversight after nearly four decades. The record suggests it has not.

GLASS LEWIS Combined roles can contribute to "longer-than-optimal terms, fewer checks on management [and] less scrutiny."

Sources: Ethan Allen proxy statements and Company filings; Glass Lewis 2026 U.S. Benchmark Policy Guidelines; DGB Investment analysis.

Ethan Allen has repeatedly refreshed its Board. The current independent directors are the refreshment - yet they preserved the same ineffective leadership, incentives and accountability system.

SEP. 29, 2015

STACOM ADDED TO THE BOARD

Added just 14 days after Sandell nominated its activist slate. Glass Lewis observed that the addition appeared to be a direct reaction to Sandell's engagement.

2021

SABLE + TSAI JOIN THE BOARD

Two additional independent directors are elected.

JAN. 2022

CASAR JOINS THE BOARD

The fourth current independent director is appointed.

2022 + 2024

ALL FOUR CURRENT INDEPENDENT DIRECTORS

Mr. Kathwari is renewed in 2022 and extended again through 2027 in 2024.

WHAT DID THE "REFRESHED" BOARD DO?

LEADERSHIP

Mr. Kathwari remained Chairman + CEO

PERFORMANCE BAR

The Board ratified targets that moved from requiring growth to permitting declines

COMPENSATION

Substantial compensation continued as revenue and earnings power weakened

SUCCESSION

A formal CEO search surfaced only in September 2026, during the current contest

THE BOARD IS STILL DEFENDING THE SYSTEM

"The Board is confident in the strength and commitment of the Company's leadership team today."
— David M. Sable, Lead Independent Director, Sept. 21, 2026

Partial refreshment did not change the system.

Why should owners trust the Board that tolerated years of failed execution to choose Ethan Allen's next CEO?

Source: Sandell Sept. 15, 2015 nomination materials; Glass Lewis & Co., Ethan Allen Contested Proxy, Nov. 24, 2015; Ethan Allen Sept. 29, 2015 Board appointment disclosure; 2021-2022 proxy and Board disclosures; 2022 employment agreement; 2024 employment-agreement amendment; Ethan Allen Sept. 21, 2026 succession release; DGB Investment analysis.

Ethan Allen's Board has repeatedly protected and extended Mr. Kathwari's tenure – and a formal public succession process emerged only after the current contest began.

A DECADE-PLUS PATTERN OF POLICY CHANGES, EXCEPTIONS AND CONTRACT EXTENSIONS

2013 | **POLICY**

Retirement age = 75

Board policy establishes a director retirement age of 75, subject to waiver / extension.

2014 | **POLICY**

Raised to 77

One year later, the Board raises the stated retirement age from 75 to 77.

2015 | **PROTECTED**

New CEO agreement

During the proxy contest, the Board signs a new Mr. Kathwari agreement with Chairman protections and built-in extension mechanics.

2021 | **EXCEPTION**

Mr. Kathwari reaches 77

The Board continues to nominate Mr. Kathwari under the policy's waiver / extension provision.

2022 | **EXTENDED**

New 3-year agreement

The Board enters a new employment agreement running through June 30, 2025.

2024 | **EXTENDED**

Extended again

The Board adds two more years, extending Mr. Kathwari's employment through June 30, 2027.

2026 | **REACTIVE**

Formal search becomes public

Sept. 10: DGB launches CEO search.
Sept. 11: preliminary proxy discloses no formal search or specific timeline.
Sept. 21: Board announces both.

2027 | **TRANSITION**

CEO + Board exit

Mr. Kathwari to leave the CEO role by June 30, remain non-executive through the 2027 annual meeting, then leave the Board.

THE PATTERN **Retirement policy moved. Contract renewed. Waiver repeated. Employment extended again. Formal public succession came only after DGB launched its own executive search.**

This is not an age argument. It is a Board-accountability argument: repeated extensions were not accompanied by a disclosed transition framework until owners challenged the status quo.

Sources: Ethan Allen 2013 and 2014 Proxy Statements; 2015, 2022 and 2024 employment-agreement disclosures; Ethan Allen Sept. 21, 2026 Form 8-K / succession release.

Succession has been an acknowledged Board responsibility for 13 years - yet owners still lack a credible transition framework.

Both Mr. Kathwari and the Company have explicitly assigned succession responsibility to the Board.

2013 - SUCCESSION IS ALREADY A CONCERN

Mr. Kathwari, after an analyst asks directly about succession: "...it is an issue, it's a concern even to me... internally or externally... we'll be working on it."

Shareholder Call, Jun. 6, 2013

2015 - "THAT'S WHERE OUR BOARD COMES IN"

Asked when future leadership should be considered, Mr. Kathwari: if he is no longer relevant or lacks "the ability" or "the strength," "then I should not be running it."

FQ1 2016 call, Oct. 27, 2015

2015 - ISS IDENTIFIES KEY-PERSON RISK

ISS cites Ethan Allen's "critical dependence on Mr. Kathwari" and **says the Board may be poorly designed to provide "effective guidance to, and oversight of, the CEO."**

ISS Special Situations Research, Nov. 14, 2015

2025 – 2026 PROXIES: SUCCESSION IS A BOARD RESPONSIBILITY

The Board says it is involved in "leadership development, succession planning." The Company also says it held 43 investor and analyst meetings in FY2026 and discussed succession planning during its investor outreach.

Ethan Allen 2025 and 2026 Proxy Statements

JUL. 2026 - "NO, I'M JUST GETTING STARTED"

Barron's asks whether Mr. Kathwari has "any end in sight." He answers: "no, I'm just getting started."

Barron's, Jul. 9, 2026

AUG. 2026 - "OUR BOARD... HAS NEVER RAISED THIS ISSUE"

Mr. Kathwari: if he lacked the energy, ability or mind to run the business, he should not be doing it. "Our board, everybody else, has never raised this issue."

Bloomberg Television; transcript filed Aug. 7, 2026

This is not about age. It is about Board oversight: succession was acknowledged in 2013, assigned to the Board in 2015, described as a Board responsibility and discussed with investors in 2026 - yet Mr. Kathwari says the Board "has never raised this issue."

Sources: Ethan Allen Shareholder Call, Jun. 6, 2013; FQ1 2016 call, Oct. 27, 2015; ISS Special Situations Research, Nov. 14, 2015; Ethan Allen 2015 proxy materials; 2025 Proxy Statement, p. 10, 2026 Definitive Proxy Statement; Barron's, Jul. 9, 2026; Bloomberg Television interview, Aug. 7, 2026.

The public succession framework changed materially only after DGB launched its own CEO search.

THE CHRONOLOGY IS THE EVIDENCE - AND IT SHARPENS THE QUESTION OF WHICH BOARD SHOULD CHOOSE ETHAN ALLEN'S NEXT CEO

WHAT CHANGED IN THE PUBLIC RECORD

AUG. 7	Bloomberg plays DGB's statement that the campaign expects to find a new CEO. Dani Burger tells Mr. Kathwari, "He wants to replace you." Mr. Kathwari answers around age / ability and adds: "Our board, everybody else, has never raised this issue." The Company later argues "this issue" referred to age / ability, not whether succession had been discussed.
SEPT. 10	DGB publicly launches an independent CEO search with a leading global executive-search firm. DGB's alternative slate begins doing the work owners would expect from a board preparing for a leadership transition.
SEPT. 11	Ethan Allen files its preliminary proxy. The filing does not disclose a formal CEO search or a specific transition timeline. The filing lists succession as a Board responsibility and states succession was discussed in investor outreach.
SEPT. 21	Ethan Allen announces an "ongoing formal" process: a nationally recognized search firm, internal and external candidates, and a June 30, 2027 deadline. Under the Company's timetable, Mr. Kathwari may remain Chairman and CEO through the search.
SEPT. 24	Definitive materials newly say succession had been under active Board consideration "for several years" and remained a standing Board agenda item. Those assertions appear after the formal process, timetable and search firm became public.

WHY THE TIMING MATTERS

01 The formal process became public only after DGB launched an independent CEO search. The Sept. 11 preliminary proxy discussed succession generally, but did not disclose a formal search, search firm, specific CEO deadline or planned Board exit.

02 The Company's later claim that succession had been under consideration "for several years" is not the same as a disclosed transition process. Owners received the formal process and timetable only after the contest was underway.

03 The Board now says the next CEO must accelerate digital, omnichannel and supply-chain execution - the same areas Mr. Kathwari spent years saying Ethan Allen was "well positioned" to address.

04 The succession announcement therefore heightens, rather than resolves, the governance question:

Which Board should owners trust to define the mandate, select the next CEO and hold that leader accountable?

A credible succession process should not have needed a proxy contest to become visible to owners.
The timing of that announcement does not erase the governance record - it makes the Board vote more consequential.

Sources: Ethan Allen DEFA14A filed Aug. 7, 2026; DGB proxy materials filed Sept. 10 and Sept. 21, 2026; Ethan Allen Preliminary Proxy filed Sept. 11, 2026; Ethan Allen Sept. 21 succession release; Sept. 24 Ethan Allen definitive proxy materials.

The Board has not only extended Mr. Kathwari's tenure - it has contractually protected his authority as Chairman and made a leadership transition potentially expensive.

The severance amount gets attention. The triggers are the governance problem.

WHAT CAN CREATE "GOOD REASON"?

Without Mr. Kathwari's consent, the current agreement treats several changes to his role as potential "Good Reason" events:

- Reduction in duties, responsibilities or effective authority
- Failure to appoint him to, or removal from, offices or positions including director and Chairman
- Material breach of the agreement or failure by a successor to assume it
- Reduction in compensation
- Office relocation more than 50 miles from Danbury
- Attempted termination for Cause when Cause does not exist
- Certain change-in-control events

WHAT CAN IT COST?

$8.25M

Potential change-in-control termination package reported by the Company, assuming a June 30, 2026 termination.

$2.30M	salary continuation
$2.00M	bonus
$3.90M	RSUs + PSUs
~$0.05M	benefits + insurance

The change-in-control plan is double-triggered. The amount above is the Company's own disclosed estimate for the specified scenario.

WHY THIS IS A GOVERNANCE PROBLEM

- The Board should be able to decide who leads it and how the CEO role evolves based solely on what serves shareholders.
- Here, changing the Chair, reducing authority or executing a transition can create contractual termination rights.
- The Company also agreed to use its "best efforts" to cause Mr. Kathwari to be elected as a director and Chairman.

2024 - THE CURRENT BOARD RENEWED THE PROTECTION

The current Board affirmatively extended Mr. Kathwari's employment through June 2027 in 2024 - without removing or modifying the contractual protections embedded in his 2022 agreement.

THE GOVERNANCE QUESTION The concern is not that severance exists. It is that core Board oversight decisions - including Chairmanship, authority and succession - are embedded in the CEO's personal contractual protections.

Sources: Ethan Allen 2015 Form 8-K filed Oct. 2, 2015, Ex. 10.1; 2022 Employment Agreement, including §§1.8, 2.3 and 6.3; 2024 Employment Agreement Amendment; 2026 Proxy Statement.

The Board had multiple opportunities to add needed capabilities - including a final opportunity in September 2026 - and repeatedly chose continuity instead.

The decision is especially difficult to defend after years of weak growth, limited accountability, clear capability gaps and a pending CEO transition.

Dec. 31, 2025	Jan. 2026	Feb. 4, 2026	Aug. 19, 2026	Aug. 25–27, 2026	Sept. 2026
Dooner passes away	**Company later says Board reduced to five**	**CFO says seat was not eliminated**	**Counsel says Board had reduced to five**	**DGB seeks records / confirms slate**	**Company files 2026 proxy**
Vacancy created on six-member Board	No contemporaneous public explanation identified	Board was considering how to fill the vacancy	DGB learns this only after direct inquiry	Rights expressly reserved	Same incumbent Board; no new director added

NATURAL REFRESHMENT OPPORTUNITY
Vacancy, CEO transition and 2026 proxy

→

BOARD’S REPEATED CHOICE
Continuity over added capabilities

From the vacancy through the September proxy, Ethan Allen had repeated opportunities to add capabilities in modern retail, product, manufacturing/supply chain, digital, transformation or succession - and chose not to use them.

For a Board and leadership team that have struggled to grow Ethan Allen and create value, passing up a natural opportunity to add talent and new perspectives is not prudent governance - it is another choice to preserve the status quo.

Source: DGB Investment, Inc., Definitive Proxy Statement filed September 18, 2026; DGB Investment, Inc., Schedule 13D/A filed August 27, 2026. According to Company press releases, SEC filings, and conversations between DGB representatives and representatives of the Company, on February 4, 2026, Ethan Allen CFO Matthew McNulty stated that the Board had not eliminated John Dooner Jr.'s former seat and was considering how to fill the vacancy. DGB subsequently stated that on August 19, 2026, Company counsel advised DGB counsel that the Board had purportedly reduced its size from six directors to five in January 2026. DGB delivered a Section 220 books-and-records demand concerning the Board reduction on August 25, 2026 and subsequently conformed its slate to five nominees while expressly reserving its rights.

Five nominees. One complementary Board built to oversee Ethan Allen's transformation.

Together, they bring the judgment and experience to select the next CEO, challenge strategy, allocate capital, oversee the transformation and hold management accountable for results.

DIRECTOR	RELEVANT EXPERIENCE & PERSPECTIVE	AREAS WHERE THAT EXPERIENCE CAN INFORM THE BOARD WORK
Doug Bergeron	Public-company CEO leadership; scaling and transformation; technology and digital; manufacturing / product operations; M&A and capital allocation	CEO succession; strategy and transformation; technology modernization; capital allocation and M&A; operating accountability; long-term value creation
Kris Miller	Strategy and transformation; customer insights; retail, digital and omnichannel; brand and marketing; talent and executive compensation	Strategy development; transformation oversight; brand/customer growth; omnichannel; leadership capabilities; executive compensation
Stefanie Tsen Ward	Store operations, retail and e-commerce P&L, designer productivity; omnichannel and customer lifecycle; strategy and transformation, talent and culture	Customer strategy; omnichannel execution; store productivity; CRM; customer analytics and marketing effectiveness
Anna Brockway	Product and merchandising; brand building; marketing; online media; attribution and conversion	Product and assortment transformation; lifestyle merchandising; brand positioning; digital acquisition and conversion
Steve Oblak	Retail operating perspective; product assortment and merchandising; sourcing and supplier/manufacturer relationships; end-to-end customer experience; continuity and culture	Product, merchandising and sourcing; supplier/manufacturer strategy; omnichannel/customer experience; operational execution; preserving critical talent and continuity

Each nominee fills a distinct need. Together, all five provide the operating, retail, product, digital, manufacturing, organizational and financial capabilities Ethan Allen's next chapter requires.

Our five nominees bring the modern retail, growth and operating capabilities Ethan Allen needs — while preserving core public-company oversight.

The slate was designed as a complementary Board. The value lies in the collective judgment around the table.

CAPABILITY	CURRENT BOARD	NOMINEE SLATE	NOMINEES PROVIDING COVERAGE
CUSTOMER / GROWTH CAPABILITIES			
Home furnishings + furniture commerce	1	3	Brockway · Miller · Oblak
Luxury / premium brands	1	4	Brockway · Miller · Oblak · Tsen Ward
Digital commerce + retail technology	1	5	Bergeron · Brockway · Miller · Oblak · Tsen Ward
Merchandising + product strategy	1	4	Brockway · Miller · Oblak · Tsen Ward
Customer experience + brand + acquisition	2	5	Bergeron · Brockway · Miller · Oblak · Tsen Ward
Enterprise strategy + transformation	3	5	Bergeron · Brockway · Miller · Oblak · Tsen Ward
OPERATING / GOVERNANCE CAPABILITIES			
Leadership, talent + succession	4	5	Bergeron · Brockway · Miller · Oblak · Tsen Ward
Growth + scaling	3	5	Bergeron · Brockway · Miller · Oblak · Tsen Ward
Manufacturing + supply chain	1	5	Bergeron · Brockway · Miller · Oblak · Tsen Ward
Capital allocation + capital markets	2	3	Bergeron · Miller · Tsen Ward
M&A + strategic transactions	0	4	Bergeron · Brockway · Miller · Oblak
Financial / reporting / governance oversight	5	5	Bergeron · Brockway · Miller · Oblak · Tsen Ward

All five matter because the capabilities are complementary — not redundant.

Source: Company proxy statements, director biographies, public-company filings and other public professional biographies; DGB Investment analysis. Capability assessments reflect identifiable operating, executive or functional experience and necessarily involve judgment.

Doug Bergeron

OWNER-OPERATOR • PUBLIC-COMPANY CEO • CAPITAL ALLOCATOR



Doug brings CEO judgment, alignment with owners and a record of turning Board change into operating results.

PUBLIC-COMPANY OPERATING LEADERSHIP

Led the acquisition of VeriFone from Hewlett-Packard for $50 million, became Chairman and CEO, and helped scale the company from $297 million of annual revenue to more than $2 billion.

BOARD RENEWAL + VALUE CREATION

Helped lead the 2020 proxy contest at Cantaloupe that culminated in full Board turnover; later served as Chairman through a period of growth and a 2026 sale for $848 million.

CAPITAL ALLOCATION + TECHNOLOGY

Brings experience in M&A, technology-enabled commerce, executive recruiting, capital allocation and Board-level accountability.

At Ethan Allen, Doug can bring owner-oriented judgment to CEO succession, capital allocation, technology modernization and the Board's responsibility to demand measurable execution.

CAREER AT A GLANCE

- Former Chairman & CEO — VeriFone
- Former Chairman — Cantaloupe
- Founder / President — DGB Investments
- York University — B.A., Computer Science
- USC — M.S., Systems Management

Sources: VeriFone and Cantaloupe SEC filings.

Anna Brockway

FOUNDER • HERITAGE BRAND BUILDER • HOME + DIGITAL MARKETPLACE



Anna brings direct experience modernizing heritage brands and building a digital home-furnishings business.

HERITAGE BRAND TRANSFORMATION

At Levi Strauss & Co., helped reconnect a new generation of consumers with an iconic American brand through product innovation, merchandising, retail presentation, partnerships and e-commerce.

HOME FURNISHINGS + MARKETPLACE BUILDING

Co-founded Chairish and spent twelve years building a leading online marketplace for luxury vintage furnishings, serving designers, collectors and trade participants.

CUSTOMER ACQUISITION + GROWTH DISCIPLINE

Led brand and growth strategy, customer acquisition and retention programs, attribution models, collaborations and strategic acquisitions in the U.S. and Europe.

CAREER AT A GLANCE

- Co-Founder / President — Chairish
- VP Worldwide Marketing — Levi's
- Columbia College — Art History
- Phi Beta Kappa • magna cum laude

At Ethan Allen, Anna can help the Board challenge how the brand, product, merchandising, customer acquisition and digital experience work together to create relevance and profitable growth.

Kristine Miller

STRATEGY + TRANSFORMATION • RETAIL • DIGITAL • GOVERNANCE



Kris brings the combination of enterprise strategy, retail transformation and Board governance Ethan Allen's transition requires.

ENTERPRISE STRATEGY + DIGITAL TRANSFORMATION

As eBay's Chief Strategy Officer, led global strategy and major changes in brand positioning, digital marketing, buyer and seller experience and payments.

DEEP RETAIL + CONSUMER EXPERIENCE

Spent 24 years at Bain & Company, including as Partner and Director and Head of the North American Retail practice, advising clients on digital and omnichannel strategy.

EXPERIENCED BOARD OVERSIGHT

Has served on public and private company Boards including Grove Collaborative, Rover, Neiman Marcus Group, Chairish and Cable One, with extensive compensation and governance experience.

At Ethan Allen, Kris can bring rigorous strategy development, transformation oversight, consumer insight, digital expertise and experienced Board judgment to succession and management accountability.

CAREER AT A GLANCE

- Former Chief Strategy Officer — eBay
- Former Partner / Retail Leader — Bain
- Director — Grove + Rover
- Former Boards — NMG, Chairish, Cable One
- Stanford GSB — MBA, Arjay Miller Scholar
- Carnegie Mellon — B.S. Chemical Engineering, honors

Steve Oblak

HOME CATEGORY OPERATOR • P&L • COMMERCIAL • OMNICHANNEL



CAREER AT A GLANCE

- Former Chief Commercial Officer — Wayfair
- Former Chief Merchandising Officer / Head of North America — Wayfair
- Board Director — Dorvie
- Hamilton College — B.A.
- Northwestern Kellogg — MBA

Steve brings scaled home-category operating experience across P&L, merchandising, pricing, sourcing, supplier/manufacturer relationships, customer experience and omnichannel growth.

14 YEARS AT WAYFAIR	Spent 14 years at Wayfair, most recently as Chief Commercial Officer, leading its global portfolio of brands and businesses.
SCALED THE HOME CATEGORY	Helped lead Wayfair's expansion into new categories, business lines and international markets as it grew from roughly $250 million of revenue to approximately $12 billion.
PRODUCT + COMMERCIAL EXECUTION	Brings hands-on experience across assortment and category strategy, pricing, sourcing and supplier/manufacturer relationships, alongside retail P&L, digital commerce and customer experience.

At Ethan Allen, Steve can bring direct home-furnishings operating perspective to product, pricing, digital commerce, customer acquisition, omnichannel execution and the economics of scaling a modern retail platform.

Stefanie Tsen Ward

LUXURY RETAIL • STORES • P&L • CUSTOMER + OMNICHANNEL



Stefanie brings the operating depth to connect stores, clienteling, digital, customer experience and four-wall economics.

NEIMAN MARCUS INTEGRATED RETAIL

As Chief Customer and Integrated Retail Officer, helped transform a $4.5 billion luxury retailer, overseeing more than 40 stores and 6,000 associates and integrating stores, e-commerce and remote selling.

STORE + CUSTOMER ECONOMICS

Helped deploy more than $200 million of store investment, improve selling productivity and four-wall profitability, and scale a $1 billion remote-selling business enabled by proprietary clienteling technology.

GLOBAL LUXURY + OMNICHANNEL

Previously held operating roles at Sephora and Louis Vuitton, with P&L responsibility and experience in CRM, clienteling, retail technology, store networks and customer-led growth.

CAREER AT A GLANCE

- Former Integrated Retail Chief — Neiman Marcus
- Former VP / GM — Sephora
- Former GM Canada — Louis Vuitton
- Harvard Business School — MBA
- Columbia University — B.A., Economics / Psychology

At Ethan Allen, Stefanie can bring direct operating perspective to store productivity, designer/clienteling effectiveness, customer experience, CRM, digital integration, capital deployment and organizational execution.

Manufacturing experience: our slate brings relevant experience across the product value chain including direct oversight of owned manufacturing.

The strategic value of manufacturing comes from what you do with it - developing the right products, sourcing them effectively, bringing them to market and converting that capability into revenue growth.

DOUG BERGERON

PRODUCT DESIGN • STANDARDS • OWNED MANUFACTURING

- Led VeriFone, which designed and engineered payment hardware, sourced components and operated under rigorous security and product standards.
- As VeriFone CEO, directly oversaw a global manufacturing network spanning company-operated and outsourced production as VeriFone scaled into a nearly $2 billion business.

STEVE OBLAK

HOME PRODUCT • SOURCING • MANUFACTURER OVERSIGHT

- Wayfair Chief Commercial Officer; led Merchandising and Category Management including sourcing, buying, pricing, and oversaw Wayfair's 20,000+ supplier/manufacturer relationships.
- Helped build Wayfair's private-label / exclusive brands - shaping product assortment and working with manufacturing partners to deliver the right product, value and availability.

STEFANIE TSEN WARD

PRODUCT DEVELOPMENT • PREMIUM / LUXURY RETAIL

- Led end-to-end physical-product development and commercialization for Bath & Body Works' home-fragrance division.
- Across luxury retail businesses at Louis Vuitton, Sephora and Neiman Marcus, translated premium product standards into omnichannel presentation and scaled retail execution.

ANNA BROCKWAY

HOME PRODUCT CURATION • QUALITY • MERCHANDISING

- Built Chairish around identifying, evaluating and merchandising high-end furniture and décor assortments governed by explicit quality, condition, authenticity and design standards.
- At Levi's, worked across product innovation, merchandising, retail presentation and e-commerce in revitalizing an iconic heritage brand.

KRIS MILLER

NEW PRODUCT DEVELOPMENT • CONSUMER STRATEGY

- Began at P&G in new product development, direct consumer-product experience at a major CPG manufacturer.
- At Bain, worked with numerous consumer brands and retailers on product design, assortment, and sourcing.
- At eBay, worked on numerous buyer and seller initiatives to improve trust, quality and delivery performance.

THE COMPANY'S OWN BOARD	Its 2026 proxy does not identify any independent director as a manufacturing, sourcing, merchandising or product-development operator - and its skills matrix contains no standalone category for any of those capabilities.

TO BE CLEAR: WE ARE COMMITTED TO ETHAN ALLEN'S NORTH AMERICAN MANUFACTURING.

Approximately 75% of Ethan Allen's products are manufactured in North America. We view that footprint, craftsmanship and customization capability as important competitive advantages to preserve and strengthen.

The issue at play here is not that Ethan Allen owns factories. It is whether the Board and leadership can convert that strategic asset into compelling products, stronger commercialization, revenue growth and market-share gains.

Sources: Ethan Allen 2026 Proxy Statement; DGB Investment 2026 proxy materials; VeriFone FY2009/FY2010 Forms 10-K and Apr. 2, 2008 restructuring release; Wayfair SEC filings; Grove Collaborative 2026 Proxy Statement; Chairish Curatorial Guidelines; DGB Investment analysis.

VII. A Disciplined Transition and the Shareholder Choice

Change can be implemented responsibly while protecting Ethan Allen's core strengths.

Our Plan: Ethan Allen's renewal begins on Day 1.

A single interim CEO will run the business while a highly engaged Board stabilizes the organization, validates the key assumptions and economics underlying the strategic direction and completes the CEO search with full access to the Company.

1 | TRANSITION LEADERSHIP	2 | BOARD-LED STRATEGIC RESET + OVERSIGHT	3 | PERMANENT CEO SEARCH
▪ Invite Mr. Kathwari to serve as *Chairman Emeritus* and special advisor during transition, subject to his acceptance ▪ Appoint an experienced interim CEO immediately, with clear authority and accountability for day-to-day operations ▪ Ensure continuity across all business functions ▪ Embrace strong existing leaders and institutional knowledge while assessing where capabilities need to be strengthened ▪ **One CEO runs the Company. One Board holds that CEO accountable.**	▪ Validate strategy, capital and accountability – management executes ▪ All five directors will serve on a temporary Strategy & Transformation Committee and engage intensively with the interim CEO and management ▪ Begin the transformation immediately - establish the facts, set priorities and move quickly on the highest-confidence actions ▪ Challenge the status quo across customer, brand, product, digital, stores, manufacturing, technology, talent and capital allocation ▪ Set clear owners, KPIs, milestones and consequences - and demand results	▪ All directors will participate directly in selecting Ethan Allen's next permanent CEO ▪ Continue a rigorous internal and external search, but do not lock in the decision before the new Board has full access to the Company ▪ First understand the people, economics, capabilities and weaknesses the next CEO will inherit - then define the mandate that leader must execute ▪ Hire the CEO best equipped to deliver the transformation Ethan Allen actually needs

WHY THE PERMANENT DECISION SHOULD FOLLOW INSIDE DILIGENCE

We believe the right CEO decision should follow, not precede, a full understanding of the business. The new Board should first gain access to the Company's people, data and economics, define the mandate, and then select the leader to execute it.

CHANGE BEGINS ON DAY 1. THE PERMANENT CEO DECISION SHOULD FOLLOW THE FACTS, NOT PRECEDE THEM.

Source: DGB Investment. Proposed transition framework subject to Board approval following the annual meeting.

Days 1–60: stabilize the organization, establish the facts and turn them into strategic choices.

The interim CEO runs the Company. The full Board — through the temporary Strategy & Transformation Committee — validates the key assumptions and economics underlying the strategic direction, leadership needs and investment priorities.

DAYS 1–30

STABILIZE + LISTEN

- Appoint interim CEO; establish clear decision rights
- Form temporary Strategy / Transformation Committee
- Address retention and continuity risks
- Listen across employees, designers, stores, manufacturing, suppliers, partners, customers and investors

DAYS 1–30

ESTABLISH THE FACT BASE

- Customer and product/category economics
- Digital funnel, store and designer productivity
- Marketing ROI; manufacturing, inventory and lead times
- Expense structure and capital allocation

DAYS 31–60

MAKE THE STRATEGIC CHOICES

- Target customer and brand positioning
- Product architecture and category priorities
- Channel, store and service model
- Manufacturing proposition and capital priorities

DAYS 31–60

DEFINE THE CAPABILITY PLAN

- Assess leadership, product, brand, digital, CRM, store, manufacturing and data/AI gaps
- Decide what to build, recruit, partner, acquire, reorganize or invest
- Connect each choice to required investment, expected return, timing and accountable owner

BY DAY 60

We expect the Board would seek to validate the key assumptions and economics underlying the strategic direction, prioritize the capabilities required for execution, and finalize the detailed operating and investment plan - including what to build, recruit, partner, acquire or strengthen with existing talent.

Urgency without recklessness — facts first, choices second, disciplined execution immediately thereafter.

Source: DGB Investment proposed transition framework. Specific actions and timing remain subject to validation using internal Company data and Board approval after the annual meeting.

Days 61–100: commit resources, close critical capability gaps and mobilize execution.

By Day 100, owners should see a Board that has established the strategy, capability plan, initial investments, accountable owners and measurable milestones required to restore profitable growth.

STRATEGY + LEADERSHIP

- Approve clear three-year strategic direction
- Meaningfully advance permanent CEO succession
- Identify key leadership additions / changes
- Confirm four pillars and three key enablers

INVESTMENT + CAPABILITIES

- Approve initial reinvestment budget and integrated financial plan
- Select external partners where appropriate
- Make initial talent and organizational decisions
- Commit resources only against milestones and economics

ACCOUNTABILITY + EXECUTION

- Establish accountable management owners
- Launch Board / management KPI dashboard (customer acquisition, digital funnel, Trade, designer/store productivity and capital returns)
- Establish regular strategy and capital-allocation reviews
- Begin a limited number of high-confidence pilots

HIGH-CONFIDENCE PILOTS CAN BEGIN IN PARALLEL

Brand / creative testing	**Product + merchandising pilots**	**Digital UX + lead capture**	**CRM / personalized follow-up**
Designer referral / appointment	**Store refresh / format tests**	**Manufacturing lead-time**	**Selected AI / data pilots**

WHAT OWNERS SHOULD SEE BY DAY 100

STRATEGY
Clear choices about target customers + how EA will compete

CUSTOMER + BRAND
Customer economics baselined; positioning / creative testing underway

PRODUCT + STORES
Assortment roadmap; portfolio segmented; initial actions identified

OMNICHANNEL
Highest-value journey improvements identified and funded

OPERATIONS + PEOPLE
Lead-time / productivity initiatives launched; critical talent engaged

CAPITAL + ACCOUNTABILITY
Resources shifting to highest-return opportunities; owners, milestones + KPIs established

Our nominees' objective is that, by Day 100, Ethan Allen will have a clear new direction, funded priorities, accountable owners and execution underway.

Source: DGB Investment proposed transition framework. Specific actions and timing remain subject to validation using internal Company data and Board approval after the annual meeting.

The choice is not continuity versus disruption. It is whether owners extend the system that produced the current failing record or mandate disciplined renewal.

Even if Mr. Kathwari leaves on the timetable the Board now promises, the same directors would choose his successor — and have said that successor should "build on and accelerate" the existing platform and current initiatives. Our nominees are seeking a clear mandate for change.

OWNER'S CHOICE	INCUMBENT BOARD	REFRESHED BOARD
STRATEGY + MANDATE	**Years of ineffective strategy.** The Board now says the next CEO should "build on and accelerate" the existing platform and current initiatives.	**Mandate for change.** Set a renewed growth agenda from the facts: restore customer growth, modernize product, digital and stores, and rebuild earnings power.
CEO SELECTION	**Same directors control the search.** They approved Mr. Kathwari's 2022 agreement and 2024 extension, lowered performance thresholds, and have backgrounds that do not address the capabilities Ethan Allen most urgently needs.	**Independent search.** Led by directors with operating, retail, customer, digital, manufacturing and transformation experience.
EXECUTION	**Weak execution.** Digital, stores, customer acquisition and retail profitability fell behind while Mr. Kathwari repeatedly said Ethan Allen was positioned for growth.	**Execution capability.** Give the new CEO room to lead with the operating talent, focused plan and disciplined reinvestment needed to deliver.
OVERSIGHT + ACCOUNTABILITY	**Poor oversight.** Repeated growth misses, falling performance hurdles and years of continuity produced little meaningful consequence.	**Measurable accountability.** Set clear objectives, accountable owners, milestones and consequences - and hold the CEO and itself accountable for delivery.
TRANSITION RISK	**Failing framework.** Portrays continuity as the safer path despite two decades of contraction, four quarters of operating deleveraging and a 1.3% FY2026 retail operating margin.	**Proven leaders.** A new team that will protect critical talent and institutional knowledge while changing the oversight and accountability system.

THIS VOTE WILL DETERMINE WHICH BOARD OVERSEES THE CEO TRANSITION. VOTE FOR CHANGE NOW.

Sources: Ethan Allen 2022 Employment Agreement; July 2024 amendment; Sept. 21 and Sept. 24, 2026 Company succession / proxy materials; DGB Investment analysis.

Contact



MEDIA CONTACT:

DGB@gasthalter.com

INVESTOR CONTACT:

Bruce Goldfarb
Chuck Garske

Okapi Partners
(877) 285-5990
info@okapipartners.com

Vote the WHITE card for the change Ethan Allen needs.

Protect your investment. Renew an American icon.

Vote the WHITE universal proxy card FOR ALL FIVE of our highly qualified nominees

Five nominees. One complementary Board built for Ethan Allen's next chapter.

Together, Doug Bergeron, Anna Brockway, Kris Miller, Steve Oblak and Stefanie Tsen Ward bring complementary experience across home furnishings, modern retail, brand, digital, merchandising, manufacturing, growth, capital allocation and transformation.

For questions about how to vote your shares, please contact:
Okapi Partners
+1.877.285.5990

Restore growth

Renew accountability

Build the next century